2025
Annual Report

NORTHROP
GRUMMAN



About Us

Northrop Grumman is a leading global aerospace and defense technology company. Driven by a shared purpose to solve our customers' toughest problems, our work ensures that America leads the world in military strength, space exploration and innovation.

Backlog
($ in billions)

23	24	25
$84.2	$91.5	$95.7

Sales
($ in billions)

23	24	25
$39.3	$41.0	$42.0

Diluted Earnings per Share

23	24	25
$13.53	$28.34	$29.08

Cash Provided by Operating Activities
($ in billions)

23	24	25
$3.9	$4.4	$4.8

Free Cash Flow*
($ in billions)

23	24	25
$2.1	$2.6	$3.3

Cash Dividends Declared
(per common share)

23	24	25
$7.34	$8.05	$8.99

* Non-GAAP financial metric. For more information, including a definition, reconciliation to the most directly comparable GAAP measure and why we believe this measure may be useful to investors, please refer to "Use of Non-GAAP Financial Measures" at the back of this Annual Report.

Dear Shareholders,

In a dynamic and increasingly complex, global security environment, Northrop Grumman's proven ability to deliver for our customers — with speed, at scale and with a portfolio aligned to their needs — is key to our strong and vibrant future.

Northrop Grumman's technology leadership continues to be a vital advantage. Our team's technical breadth and depth enable us to develop and produce the most advanced systems in the world and then apply that expertise to quickly design and deploy cost-effective solutions at scale. Years of strategic investments across our business — from the manufacturing floor to enterprise operations — ensure we have the capability, capacity and technological edge to meet our customers' needs today and for years to come.



We are moving with urgency, proactively bringing innovative solutions to our customers. We are leading the future of deterrence through our ongoing work on Sentinel and the B-21 Raider, modernizing the nuclear triad and the bedrock of U.S. national security. Increasingly important programs in support of the U.S. homeland present new opportunities to bring forward Northrop Grumman's existing capabilities and advance our groundbreaking work developing next-generation technologies. Our customers and allies around the world are also increasing their expenditure on national security programs and Northrop Grumman is positioned to bring them the solutions they need to bolster their defense.

In 2025, we experienced strong global demand for our products and services and ended the year with a record backlog of $95.7 billion. This backlog reflects over $46 billion in net awards and positions our company for future growth. We grew annual sales to $42 billion, and we generated $4.8 billion of operating cash flow and $3.3 billion of free cash flow* for the year, up substantially from the prior year. Strong cash generation allows us to re-invest in the business and execute on our capital deployment strategy.

Strategic investments throughout our business drive the innovation and capacity required to meet our customers' needs and fuel our future success. Through $2.5 billion in R&D and capital investments in 2025, we are developing next-generation systems, reducing time to field and scaling production while reducing costs.

Underpinning our performance is a dedicated team — nearly 100,000 strong — who are inspired and motivated every day by our customers' most urgent global security missions.

Northrop Grumman has the foundation to meet this moment, with the investments, portfolio, speed and scale to address the needs of U.S. and international customers. We are proud to carry this momentum into 2026 as we continue to deliver the solutions shaping global security today and for generations to come.

Sincerely,

Kathy Warden
Chair, Chief Executive Officer and President

* Non-GAAP financial metric. For more information, including a definition, reconciliation to the most directly comparable GAAP measure and why we believe this measure may be useful to investors, please refer to "Use of Non-GAAP Financial Measures" at the back of this Annual Report.

Elected Officers (As of March 1, 2026)

Kathy J. Warden
Chair, Chief Executive Officer and President

Heather M. Crofford
Corporate Vice President and Treasurer

Benjamin R. Davies
Corporate Vice President and President, Defense Systems

Robert J. Fleming
Corporate Vice President and President, Space Systems

John T. Greene
Corporate Vice President and Chief Financial Officer

Michael A. Hardesty
Corporate Vice President, Controller and Chief Accounting Officer

Melanie M. Heitkamp
Corporate Vice President and Chief Human Resources Officer

Thomas H. Jones
Corporate Vice President and President, Aeronautics Systems

Jennifer C. McGarey
Corporate Vice President and Secretary

Stephen F. O'Bryan
Corporate Vice President and Global Business Development Officer

Roshan S. Roeder
Corporate Vice President and President, Mission Systems

Lucy C. Ryan
Corporate Vice President and Chief Communications Officer

Kathryn G. Simpson
Corporate Vice President and General Counsel

Board of Directors (As of March 1, 2026)

Kathy J. Warden
Chair, Chief Executive Officer and President, Northrop Grumman Corporation

David P. Abney [2†] [3]
Former Executive Chairman and Chief Executive Officer, United Parcel Service (package delivery and supply chain management company)

Marianne C. Brown [1] [3†]
Former Chief Operating Officer, Global Financial Solutions, Fidelity National Information Services, Inc. (financial services technology solutions provider)

Ann M. Fudge [1] [4]
Former Chairman and Chief Executive Officer, Young & Rubicam Brands (marketing communications company)

Christopher W. Grady [1] [4]
Admiral, United States Navy (Ret.) and Former Vice Chairman of the Joint Chiefs of Staff

Madeleine A. Kleiner [2] [3]
Lead Independent Director, Northrop Grumman Corporation; Former Executive Vice President and General Counsel, Hilton Hotels Corporation (hotel and resort company)

Arvind Krishna [2] [4]
Chairman and Chief Executive Officer, International Business Machines Corporation (information technology company)

Kimberly A. Ross [1] [4]
Former Chief Financial Officer, WeWork (workplace solutions provider) and Baker Hughes Company (energy technology company)

Gary Roughead [2] [4†]
Admiral, United States Navy (Ret.) and Former Chief of Naval Operations

Thomas M. Schoewe [1†] [3]
Former Executive Vice President and Chief Financial Officer, Wal-Mart Stores, Inc. (operator of retail stores)

James S. Turley [1] [3]
Former Chairman and Chief Executive Officer, Ernst & Young (professional services organization)

Mark A. Welsh III [1] [4]
Former President, Texas A&M University; General, United States Air Force (Ret.) and Former Chief of Staff, United States Air Force

Mary A. Winston [2] [4]
President and Founder, WinsCo Enterprises, Inc. (financial and board governance advisory consulting firm)

[1] Member of Audit and Risk Committee
[2] Member of Compensation and Human Capital Committee
[3] Member of Nominating and Corporate Governance Committee
[4] Member of Policy Committee
[†] Committee Chair

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 1-16411

NORTHROP GRUMMAN CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**80-0640649**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

2980 Fairview Park Drive	
Falls Church, Virginia	**22042**
(Address of principal executive offices)	(Zip code)

(703) 280-2900
(Registrant's telephone number, including area code)

Securities registered pursuant to section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	NOC	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: <u>None</u>

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large Accelerated Filer ☒	Accelerated Filer ☐	Smaller Reporting Company ☐
Non-accelerated Filer ☐		Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐   No ☒

As of June 30, 2025, the aggregate market value of the common stock (based upon the closing price of the stock on the New York Stock Exchange) of the registrant held by non-affiliates was approximately $71.5 billion.

As of January 22, 2026, 141,921,621 shares of common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Northrop Grumman Corporation's Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A for the 2026 Annual Meeting of Shareholders are incorporated by reference in Part III of this Form 10-K.

NORTHROP GRUMMAN CORPORATION
TABLE OF CONTENTS

PART III

PART IV

NORTHROP GRUMMAN CORPORATION


PART I


Item 1. Business

HISTORY AND ORGANIZATION

History

Northrop Grumman Corporation (herein referred to as "Northrop Grumman," the "company," "we," "us," or "our") is a leading global aerospace and defense technology company. We deliver a broad range of products, services and solutions to U.S. and international customers, and principally to the U.S. Department of War ("DoW") and intelligence community. Our broad portfolio is aligned to support national security priorities and our solutions equip our customers with capabilities they need to connect, protect and advance humanity.

The company is a leading provider of space systems, military aircraft, missile defense, advanced weapons and long-range fires capabilities, mission systems, networking and communications, strategic deterrence systems, and breakthrough technologies, such as advanced computing, microelectronics and cyber. We are focused on competing and winning programs that enable continued growth, performing on our commitments and affordably delivering capability our customers need. With the investments we've made in advanced technologies, combined with our talented workforce and digital transformation capabilities, Northrop Grumman is well positioned to meet our customers' needs today and in the future. For a discussion of risks associated with our operations, see "Risk Factors."

The company originally was formed in 1939 in Hawthorne, California as Northrop Aircraft Incorporated and was reincorporated in Delaware in 1985, as Northrop Corporation. Northrop Corporation was a principal developer of flying wing technology, including the B-2 Spirit stealth aircraft. We developed into one of the largest defense technology companies in the world through organic growth and a series of acquisitions and divestitures, including the following:

- 1994 - Acquired Grumman Corporation, a premier military aircraft systems integrator. The combined company was renamed Northrop Grumman Corporation;

- 1996 - Acquired the defense and electronics businesses of Westinghouse Electric Corporation, developer of sophisticated radar and other electronics systems;

- 2001 - Acquired Litton Industries, Inc., a global electronics and information technology company and full service shipbuilder;

- 2001 - Acquired Newport News Shipbuilding Inc., designer and builder of nuclear-powered aircraft carriers and submarines;

- 2002 - Acquired TRW Inc., developer of military and civil space systems and payloads, and integrator of complex, mission-enabling systems and services;

- 2011 - Completed the spin-off of Huntington Ingalls Industries, Inc., operator of our former shipbuilding business, comprised largely of a part of Litton Industries and Newport News Shipbuilding;

- 2018 - Acquired Orbital ATK, Inc. (OATK), developer and producer of satellites and other space systems, launch vehicles and missile products; and

- 2021 - Completed the sale of our IT and mission support services business to Veritas Capital.

Organization

From time to time, we acquire or dispose of businesses and realign contracts, programs or businesses among and within our operating segments. Internal realignments are typically designed to leverage existing capabilities more fully and to enhance efficient development and delivery of products and services. At December 31, 2025, the company was aligned in four operating sectors, which also comprise our reportable segments: Aeronautics Systems, Defense Systems, Mission Systems and Space Systems.

Effective January 1, 2025, the company realigned the Strike and Surveillance Aircraft Solutions (SSAS) business unit from Defense Systems to Aeronautics Systems. This realignment is reflected in the financial information contained in this report.

AERONAUTICS SYSTEMS

Aeronautics Systems is a leader in the design, development, production, integration, sustainment and modernization of military aircraft systems for the U.S. Air Force, the U.S. Navy, other U.S. government agencies, and international customers. Major products include strategic long-range strike aircraft; tactical fighter and air dominance aircraft;

airborne battle management and command and control systems; and uncrewed autonomous aircraft systems, including high-altitude long-endurance (HALE) strategic intelligence, surveillance and reconnaissance (ISR) systems. Approximately 40 percent of this business is performed through restricted programs. Key programs include:

- Development and production of the U.S. Air Force B-21 Raider long-range strike aircraft that define sixth-generation technologies;

- Modernization and sustainment services for the B-2 Spirit stealth aircraft;

- Development and production of the E-130J Phoenix II nuclear command, control and communications (NC3) aircraft for the U.S. Navy's Take Charge And Move Out (TACAMO) mission;

- Fuselage production for the F-35 Lighting II Joint Strike Fighter and F/A-18 Super Hornet for use by U.S. and international forces;

- E-2D Advanced Hawkeye battle management aircraft production for the U.S. Navy, Japan, and France;

- MQ-4C Triton, which provides wide area strategic ISR over vast ocean and coastal regions for maritime domain awareness to the U.S. Navy and Australia;

- RQ-4 Global Hawk, which provides high resolution imagery of land masses for theater awareness and strategic ISR to the U.S. Air Force, Japan, and the Republic of Korea; and

- Global system sustainment and operations support for the F-35, B-2, F/A-18, E-2, E-3, A-10, North Atlantic Treaty Organization (NATO) Alliance Ground Surveillance (AGS), Triton, Global Hawk, and restricted programs.

DEFENSE SYSTEMS

Defense Systems is a leader in the design, engineering, development, integration and production of strategic deterrent systems, advanced tactical weapons, and missile defense solutions for the U.S. military and a broad range of international customers. Major products and services include strategic missiles; integrated, all-domain command and control (C2) systems; precision strike weapons; advanced propulsion, including tactical solid rocket motors and high speed air-breathing and hypersonic systems; high-performance gun systems, ammunition, precision munitions and advanced fuzes; and weapons integration, modernization, and sustainment. Less than 5 percent of this business is performed through restricted programs. Key programs include:

- Sentinel Engineering & Manufacturing Development (EMD) program, initial phase of the modernization of the intercontinental ballistic missile (ICBM) system that will serve as the ground-based strategic deterrent for the U.S. nuclear triad;

- Integrated Battle Command System (IBCS) for the U.S. Army and Poland, which is an open architecture system that seamlessly integrates sensors and effectors to deliver among the most advanced C2 systems for joint and coalition forces;

- Medium (30mm and 20mm) and Large (120mm) caliber tactical and training ammunition production;

- Guided Multiple Launch Rocket System (GMLRS) propulsion and warhead subsystems for a surface-to-surface system used to defeat targets using indirect precision fires;

- U.S. Navy's Advanced Anti-Radiation Guided Missile (AARGM), a medium-range, air-to-surface missile, and its extended range variant, AARGM-ER;

- Medium caliber cannons for air, land, sea and counter unmanned aircraft systems (C-UAS) applications, ranging from 20mm to 50mm configurations;

- U.S. Air Force's Stand-In Attack Weapon (SiAW), an advanced capability air-to-surface tactical missile for the F-35;

- Hypersonic Attack Cruise Missile (HACM) air-breathing, scramjet propulsion subsystem for the hypersonic air-launched cruise missile to travel at speeds of Mach 5 or greater;

- Precision Guidance Kit (PGK), replaces conventional fuzes for artillery and mortar munitions and transforms them into Global Positioning System (GPS) enabled precision guided weapons; and

- Production of solid rocket motors for the Precision Strike Missile (PrSM) program and Third Stage Rocket Motor (TSRM) for the Standard Missile (SM-3) program.

NORTHROP GRUMMAN CORPORATION

MISSION SYSTEMS

Mission Systems is a leader in advanced mission solutions and multifunction systems, primarily for the U.S. defense and intelligence community, and international customers. Major products and services include radar, electro-optical/infrared (EO/IR) and acoustic sensors; command, control, communications and computers, intelligence, surveillance and reconnaissance (C4ISR) systems; electronic warfare systems; advanced communications and network systems; advanced microelectronics; navigation and positioning sensors; maritime power, propulsion and payload launch systems; full spectrum cyber solutions; and intelligence processing systems. Approximately 30 percent of this business is performed through restricted programs. Key programs include:

- Large Aircraft and Common Infrared Countermeasures (LAIRCM, DoN LAIRCM, CIRCM) systems, which protect large aircraft as well as rotary wing and medium fixed wing aircraft from infrared missiles using advanced laser technology;

- F-35 fire control radar and Distributed Aperture System (DAS), which provides 360 degree field of view tracking, identifying, missile warning and night vision capabilities;

- F-35 Communications, Navigation and Identification (CNI) integrated avionics system, which provides secure communications and interoperability capabilities;

- Scalable Agile Beam Radar (SABR), an active electronically scanned array fire control radar system for F-16 aircraft;

- Ground/Air Task Oriented Radar (G/ATOR), a mobile multi-mode active electronically scanned array;

- Surface Electronic Warfare Improvement Program (SEWIP) Block III, which protects surface ships from anti-ship missiles, provides early detection, signal analysis and threat warning;

- Power generation and propulsion systems for Virginia and Columbia class submarines;

- Airborne Early Warning & Control (AEW&C). The centerpiece of the E-7 AEW&C aircraft is the Multi-role Electronically Scanned Array (MESA) radar which enables 360 degree long range advanced air moving target indicator (AMTI) capabilities for Battle Management, Command and Control, and Maritime Surveillance;

- Battlefield Airborne Communications Node (BACN), one of the first airborne gateway systems that allows platforms to communicate and securely share data;

- LITENING Advanced Targeting Pod, an electro-optical infrared sensor system for targeting and surveillance that enables aircrews to detect, acquire, identify and track targets at long ranges;

- APR-39 DV(2) and EV(2) Radar Warning Receiver programs, which provide a digital radar warning receiver for the U.S. Army, Navy and Marines;

- Exploitation and cyber programs, which provide cyber and intelligence domain support through unique intelligence and cyber capabilities;

- Embedded GPS / Inertial Navigation Systems-Modernization (EGI-M) program, which provides state-of-the-art airborne navigation capabilities with an open architecture that enables rapid responses to future threats; and

- AC/MC 130J Radio Frequency Countermeasures system, which provides superior situational awareness and better enables aircraft survivability in operationally relevant environments.

SPACE SYSTEMS

Space Systems is a leader in delivering end-to-end mission solutions through the design, development, integration, production and operation of space, missile defense, and launch systems for national security, civil government, commercial and international customers. Major products include satellites and spacecraft systems, subsystems, sensors and payloads; ground systems; missile defense systems and interceptors; and launch vehicles and related propulsion systems. Approximately 45 percent of this business is performed through restricted programs. Key programs include:

- 63-inch diameter Graphite Epoxy Motor (GEM 63) and the extended length variation (GEM 63XL) solid rocket boosters used to provide lift capability for the ATLAS V and Vulcan launch vehicles;

- Space Development Agency (SDA) Tracking and Transport layers providing missile warning/tracking and resilient, low-latency, high-volume data transport communication systems;

- Glide Phase Interceptor (GPI) Cooperative Development producing interceptor capability to defeat hypersonic threats;

- Cygnus spacecraft, used in the execution of our Commercial Resupply Services (CRS) contracts with NASA to resupply and re-boost the International Space Station;

- Missile defense systems, interceptors, targets, mission processing and boosters for the Missile Defense Agency's (MDA) Ground-based Midcourse Defense Weapon Systems (GWS);

- Habitation and Logistics Outpost (HALO) module in support of NASA's Lunar Gateway;

- Next-Generation Overhead Persistent Infrared (Next-Gen OPIR) program satellites and payloads providing resilient and enhanced missile warning over the critical northern polar region;

- Development and production of solid rocket motors for NASA's Space Launch System (SLS) heavy lift vehicle; and

- Medium-class solid rocket motors for the U.S. Navy's Trident II Fleet Ballistic Missile program.

CUSTOMER CONCENTRATION

Our largest customer is the U.S. government. Sales to the U.S. government accounted for 84 percent, 87 percent and 86 percent of sales during the years ended December 31, 2025, 2024 and 2023, respectively. For further information on sales by customer type, contract type and geographic region, see Note 15 to the consolidated financial statements. See "Risk Factors" for further discussion regarding risks related to customer concentration.

COMPETITIVE CONDITIONS

We compete with many companies in the defense, intelligence and federal civil markets, including The Boeing Company, General Dynamics Corporation, L3Harris Technologies, Inc., Lockheed Martin Corporation, and RTX Corporation, as well as, increasingly, new entrants and startups. Key characteristics of our industry include long operating cycles and intense competition, which is evident through the number of competitors bidding on program opportunities and the number of competitor protests of U.S. government procurement awards.

It is common in the defense industry for work on major programs to be shared among a number of companies. A company competing to be a prime contractor may, upon ultimate award of the contract to another competitor, serve as a subcontractor to the ultimate prime contracting company. It is not unusual to compete for a contract award with a peer company and, simultaneously, perform as a supplier to or a customer of that same competitor on other contracts, or vice versa.

SEASONALITY

No material portion of our business is seasonal.

BACKLOG

At December 31, 2025, total backlog, which is equivalent to the company's remaining performance obligations, was $95.7 billion as compared with $91.5 billion at December 31, 2024. For further information, see "Backlog" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" (MD&A) and Note 1 to the consolidated financial statements.

INTELLECTUAL PROPERTY

We protect our technological innovations using a combination of trade secrets, patents, trademarks, and copyrights. We routinely apply for patents related to the technologies we develop in the U.S. and in certain foreign jurisdictions. We license some intellectual property rights to third parties and we also license or otherwise obtain access to intellectual property from third parties. The U.S. government typically holds licenses to patents developed in the performance of U.S. government contracts and may use or authorize others to use the inventions covered by these patents for certain purposes. See "Risk Factors" for further discussion regarding risks related to intellectual property.

RAW MATERIALS

We have experienced challenges with access to certain raw materials due to macroeconomic factors and several global events such as inflation, geopolitical conflicts and microelectronics shortages. In some cases, these challenges have significantly increased the cost and/or lead time required to obtain certain raw materials. Nonetheless, these challenges have not, to date, materially impacted our ability to perform on our contracts. See "Risk Factors" for further discussion regarding risks related to raw materials.

HUMAN CAPITAL

Underpinned by our values and culture, we hire, promote, and pay based on merit and performance to help ensure we have the best team to deliver for our customers. Our focus on technology, innovation and career growth enables us to attract qualified talent, particularly those with security clearances and requisite skills in multiple areas, including science, technology, engineering and math. Our differentiated culture and workforce was a factor in our ability to hire approximately 7,500 new employees in 2025, and as of December 31, 2025, we have approximately 95,000 employees.

Our Values and Culture

Our values reflect our priorities and form the bedrock of our culture:

- We do the right thing – we earn trust, act with ethics, integrity and transparency, treat everyone with respect and value diverse perspectives.

- We do what we promise – we own the delivery of results, focused on quality outcomes.

- We commit to shared success – we work together to focus on the mission and take accountability for the sustainable success of our people, customers, shareholders, suppliers and communities.

- We pioneer – with fierce curiosity, dedication and innovation, we seek to solve the world's most challenging problems.

Our culture and values serve as an enabling force that helps us pioneer, perform and deliver on quality, which results in value for our shareholders, customers, and employees. We actively seek candidates for employment from a wide range of backgrounds and experiences to tap into the full spectrum of talent available now and in the future to create a culture of belonging for everyone.

Talent Management
Our talent strategy is designed to secure the people, skills, and leadership required to support the company's long term growth. It is anchored in recruiting and deploying talent, building a future-ready workforce and engaging our employees.

We attract, develop, and retain top critical talent while preparing our workforce for the future by increasing expertise in critical technology areas. We focus on talent readiness to ensure a robust pipeline of employees with the skills and expertise necessary to support our business and provide business continuity. We employ a mix of on-the-job training and development, in-person training and virtual curated career-specific resources that allow employees to personalize their development. We encourage all employees, regardless of level, to cultivate leadership skills, enabled by our leadership development platform. Talent review discussions are built into our operational cadence with an emphasis on providing the experience needed to accelerate development.

As part of our employee experience focus, we offer flexible work arrangements, caregiver support and mental health services that help our employees make their careers work within their lives and help them build the careers that will serve them in the future. To help ensure our employees have the tools and resources necessary to align with industry transformation and workforce expectations, we continue to adapt our ways of working and implement technology that enhances the employee experience.

Employee Health and Safety
Training and risk/hazard identification, mitigation and prevention are key components of Northrop Grumman's safety program. Everyone has a responsibility to identify workplace hazards, and employees may raise concerns without fear of reprisal. We evaluate the effectiveness of our health and safety programs by conducting trend analyses of our past performance and externally through benchmarking with industry peers and the U.S. Bureau of Labor Statistics.

Collective Agreements
Approximately 4,300 employees are covered by 15 collective agreements in the U.S., of which we negotiated seven renewals in 2025 and expect to negotiate two renewals in 2026.

See "Risk Factors" for further discussion regarding risks related to our workforce and employee relations.

REGULATORY MATTERS

Government Contract Security Restrictions
We are prohibited by the U.S. government from publicly discussing the details of classified programs. These programs are generally referred to as "restricted" in this Annual Report. The consolidated financial statements and

financial information in this Annual Report reflect the operating results of our entire company, including restricted programs.

Contracts

We generate the majority of our business from long-term contracts with the U.S. government for development, production and support activities. Unless otherwise specified in a contract, allowable and allocable costs are billed to contracts with the U.S. government pursuant to the Federal Acquisition Regulation (FAR) and U.S. government Cost Accounting Standards (CAS), which are regulations that govern cost accounting requirements for government contracts. Examples of costs incurred by us and not billed to the U.S. government in accordance with applicable FAR and CAS requirements include, but are not limited to, unallowable employee compensation, charitable donations, interest expense, advertising, and certain legal and travel costs.

We monitor our contracts on a regular basis for compliance with our policies and procedures and applicable government laws and regulations. In addition, costs incurred and allocated to contracts with the U.S. government are routinely audited by the Defense Contract Audit Agency (DCAA).

Our long-term contracts typically fall into one of two contract types:

Cost-type contracts – Cost-type contracts include cost plus fixed fee, cost plus award fee and cost plus incentive fee contracts. Cost-type contracts generally provide for reimbursement of a contractor's allowable costs incurred plus fee. As a result, cost-type contracts have less financial risk associated with unanticipated cost growth but generally provide lower profit margins than fixed-price contracts. Cost-type contracts typically require that the contractor use its best efforts to accomplish the scope of work within some specified time and stated dollar limitation. Fees on cost-type contracts can be fixed in terms of dollar value or can be variable due to award and incentive fees, which are generally based on performance criteria such as cost, schedule, quality and/or technical performance. Award fees are determined and earned based on customer evaluation of the company's performance against contractual criteria. Incentive fees are generally based on cost or schedule and provide for an initially negotiated fee to be adjusted later, based on the relationship of total allowable costs to total target costs or as schedule milestones are met.

Fixed-price contracts – Firm fixed-price contracts include a specified scope of work for a price that is a pre-determined, negotiated amount and not typically subject to adjustment regardless of costs incurred by the contractor, absent changes by the customer. As a result, fixed-price contracts typically have more financial risk associated with unanticipated cost growth, but provide the opportunity for higher profit margins. Certain fixed-price incentive fee contracts provide for reimbursement of the contractor's allowable costs plus a fee up to a cost ceiling amount, typically through a cost-sharing ratio that affects profitability. These contracts effectively become firm fixed-price contracts once the cost-share ceiling is reached. Time-and-materials contracts are considered fixed-price contracts as they specify a fixed hourly rate for each labor hour charged.

Profit margins on our contracts may vary materially depending on, among other things, the contract type, contract phase (e.g., development, low-rate production or mature production), negotiated fee arrangements, achievement of performance objectives, unexpected macroeconomic factors or other circumstances, and cost, schedule and technical performance.

See Note 1 to the consolidated financial statements and "Risk Factors" for further information regarding our contracts and Note 15 to the consolidated financial statements for sales by contract type.

NORTHROP GRUMMAN CORPORATION

The following table summarizes sales for the year ended December 31, 2025, recognized by contract type and customer category:

$ in millions	U.S. Government[1]		International[2]		Other Customers		Total	Percentage of Total Sales
Cost-type contracts	$	20,104	$	794	$	46	$ 20,944	50 %
Fixed-price contracts		15,079		5,196		735	21,010	50 %
Total sales	$	35,183	$	5,990	$	781	$ 41,954	100 %

[1] Sales to the U.S. government include sales from contracts for which we are the prime contractor, as well as those for which we are a subcontractor and the ultimate customer is the U.S. government. Each of the company's segments derives a substantial percentage of its revenue from the U.S. government.

[2] International sales include sales from contracts for which we are the prime contractor, as well as those for which we are a subcontractor and the ultimate customer is an international customer. These sales include foreign military sales contracted through the U.S. government.

Environmental

Our operations are subject to and affected by federal, state, local and foreign laws, regulations and enforcement actions relating to protection of human health and the environment. We have incurred and expect to continue to incur capital and operating costs to comply with applicable environmental laws and regulations and to achieve our environmental sustainability goals. See "Risk Factors" and Notes 1 and 11 to the consolidated financial statements for further information regarding environmental matters.

Our environmental sustainability goals help manage the environmental impact of our operations. We are focused on achieving Net Zero greenhouse gas emissions (GHG) in our operations (Scopes 1 and 2) by 2035, while also sourcing electricity from renewable sources and reducing our water withdrawals and solid waste footprint.

Additional information regarding our environmental sustainability goals is available in our Sustainability Report, which can be found on our company website.

EXECUTIVE OFFICERS

See "Directors, Executive Officers and Corporate Governance" for information about our executive officers.

AVAILABLE INFORMATION

Our principal executive offices are located at 2980 Fairview Park Drive, Falls Church, Virginia 22042. Our telephone number is (703) 280-2900 and our home page is www.northropgrumman.com.

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statement for the annual meeting of shareholders, as well as any amendments to those reports, are available free of charge through our website as soon as reasonably practicable after we file them with the U.S. Securities and Exchange Commission (SEC). You can learn more about us by reviewing our SEC filings on the investor relations page of our website.

The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information about SEC registrants, including Northrop Grumman Corporation.

References to our website and the SEC's website in this report are provided as a convenience and do not constitute, and should not be viewed as, incorporation by reference of the information contained on, or available through, such websites. Such information should not be considered a part of this report, unless otherwise expressly incorporated by reference in this report.

Item 1A. Risk Factors

Our consolidated financial position, results of operations and cash flows are subject to various risks, many of which are not exclusively within our control, that may cause actual performance to differ materially from historical or projected future performance. We encourage you to consider carefully the risk factors described below in evaluating the information contained in this report, as the outcome of one or more of these risks could have a material adverse effect on our financial position, results of operations and/or cash flows. Certain of the risk factors described below include references to past events as examples. You should not view those examples, or the absence of other examples, as a representation as to whether or not the events, factors or contingencies described in our risk factors have or have not occurred. Instead, the disclosures in this section reflect our beliefs and opinions as to the factors, events or contingencies that could materially and adversely affect us in the future.

Industry and Economic Risks

- ***We depend heavily on a single customer, the U.S. government, for a substantial portion of our business. Changes in this customer's strategies, priorities, preferences and spending could have a material adverse effect on our financial position, results of operations and/or cash flows.***

Our primary customer is the U.S. government, from which we derived 84 percent of our sales in 2025. We have a number of large programs with the DoW, in particular. The U.S. government has the ability to delay, modify or cancel ongoing competitions, procurements and programs, and change its acquisition strategies. Potential changes in the threat and global security environment; defense spending levels; government and budgetary priorities; political leadership; procurement laws, practices and strategy; inflation and other macroeconomic trends; military strategy, including changes in DoW priorities, preferences or regulations; or broader changes in social, economic, security or political demands and priorities could adversely affect existing, follow-on, replacement or future programs. Such impacts could include contract cancellations, modifications, disruptions and/or stop work orders, any of which could have a material adverse effect on our financial position, results of operations and/or cash flows.

The U.S. government has the ability to terminate contracts, in whole or in part, for its convenience or for default of contract terms. In the event of termination for convenience, contractors are generally protected by provisions covering reimbursement for costs incurred and profit on those costs up to the amount authorized under the contract, but not the anticipated profit that would have been earned. However, to the extent insufficient funds have been appropriated by the U.S. government, the U.S. government may assert that it is not required to provide additional funding for such costs. In the event of termination due to default, contractors may be required to pay damages, including paying for re-procurement costs in excess of the original contract price, net of the value of work accepted from the original contract. Termination due to our default (or that of a teammate) could have a material adverse effect on our reputation, our ability to compete for other contracts and our financial position, results of operations and/or cash flows.

The U.S. government also has the ability to stop work under a contract for a limited period of time for its convenience. The U.S. government has stopped work in the past and could stop work across a limited or broad number of contracts. In the event of a stop work order, contractors are typically protected by provisions covering reimbursement for costs incurred to the date of the order and for costs associated with the temporary stoppage of work plus a reasonable fee. However, such temporary stoppages often introduce inefficiencies and result in financial and other damages for which contractors may not be able to obtain full recovery. In some cases, they have also ultimately resulted and could result in termination of a contract for convenience or reduced future orders.

Additionally, if program costs exceed certain thresholds, or if programs are behind schedule, our U.S. government customer has been, and may in the future be, required to provide congressional notification of significant or critical cost increases or noncompliance with contractual cost or schedule provisions under the Nunn-McCurdy Act, which, in some circumstances, could result in program restructure or termination. Certain of our programs have been, and in the future, one or more of our programs could be, subject to notification under the Nunn-McCurdy Act, and if we are unable to achieve certification for continuance, or if the cost of such efforts exceeds our expectations, it could have a material adverse effect on such program and/or our reputation, financial position, results of operations and/or cash flows.

The U.S. government can also introduce new contract terms that could impact and/or restrict our capital deployment strategy under certain circumstances related to contractor underperformance, noncompliance, insufficient prioritization of a particular contract, insufficient investment or insufficient production speed. If our contracts with the U.S. government include such terms and we are determined to have triggered any of the foregoing circumstances, we may be prohibited from engaging in share repurchases or dividends for a period of time.

- ***Significant delays or reductions in appropriations for our programs or U.S. government funding more broadly, including a prolonged continuing resolution, government shutdown or breach of the debt ceiling, and future budget and program decisions can negatively impact our business and programs and could have a material adverse effect on our financial position, results of operations and/or cash flows.***

  U.S. government programs are subject to annual congressional budget authorization and appropriation processes. For many programs, Congress appropriates funds annually even though the program performance period may extend over several years. Programs are often partially funded initially, with additional funds committed incrementally over time as Congress makes further appropriations. When we or our subcontractors incur costs in excess of funds obligated on a contract, we are generally at risk for reimbursement unless and until additional funds are obligated to the contract. We cannot predict what funding will ultimately be approved for individual programs. In addition, certain changes in priorities and defense spending, the timing and substance of the appropriations process, use of continuing resolutions (which may carry restrictions, including on new contracts and program starts) and the federal debt limit (including a breach of the federal debt ceiling), have adversely affected and could in the future adversely affect the amount and timing of funding for individual programs and delay purchasing or payments by our customers. In the event government funding for our significant programs is reduced, delayed or unavailable, our contracts or subcontracts, or competitions for such programs, have at times been, and in the future may be, terminated or changed, including a reduction in orders.

  The U.S. continues to face a changing geopolitical environment, along with substantial fiscal, economic, political and security challenges, which affect funding and budgetary priorities. The budget and macroeconomic environment, global security environment, political instability, and uncertainty surrounding the appropriations processes and the debt ceiling, remain significant short and long-term risks for our business. See "Overview" in MD&A. Considerable uncertainty exists regarding how future budget and program decisions will unfold. We also have faced, and may in the future face, a prolonged government shutdown. A prolonged government shutdown could lead to program cancellations, disruptions and/or stop work orders and could limit the U.S. government's ability to progress programs and make timely payments. Such a shutdown could also limit our ability to perform on our contracts and/or successfully compete for, be awarded and/or begin new work.

  In addition, high deficit levels and high debt servicing costs could drive cuts to federal spending. If the statutory debt limit is reached and not increased adequately, we could be obligated to work without receiving timely payments, and a prolonged breach could have far-reaching adverse consequences.

- ***We use estimates when accounting for contracts. Contract cost growth or changes in estimated contract revenues and costs can affect our profitability and could have a material adverse effect on our financial position, results of operations and/or cash flows.***

  Contract accounting requires judgment, including in assessing risks, estimating contract revenues and costs, and predicting future performance. Given the size and nature of our contracts, estimating total revenues and costs at completion is complex and subject to many variables. When there is sufficient information to assess expected future performance, we consider performance-related incentives, awards and penalties, as well as the expected performance of our suppliers and the availability and cost of labor, materials and components in estimating contract revenue and profitability.

  Our operating income can be adversely affected when estimated contract costs increase, especially without comparable increases in revenue. There are many reasons estimated contract costs can increase, including inflation, labor challenges, supply chain challenges, shortages of raw materials, market and exchange rate volatility, delays or limitations in customer funding, design or other development challenges, production challenges (including from technical or quality issues and other performance concerns), inability to realize learning curves or expected cost savings, changes in laws or regulations, actions necessary for long-term customer satisfaction, and natural disasters or other environmental matters.

  We aim to mitigate this risk through contract terms, and we have submitted and may submit requests for equitable adjustment (REAs), engineering change proposals (ECPs) or other requests or claims to seek recovery in whole or in part for our increased costs. We have also sought, and will seek, other avenues, as appropriate, to compensate the company for certain unexpected cost increases. However, our contracts may not enable full recovery, and/or customers may disagree with our requests or may not have funding to cover them. Changes in underlying assumptions, circumstances or estimates, and the failure to recover on REAs, ECPs or other claims could have a material adverse effect on the profitability of one or more of our contracts.

In addition, from time to time, we may begin performing on a contract prior to completing contract negotiations. Uncertainties in final contract terms, quantity and pricing or loss of negotiating leverage associated with long delays in finalizing contract terms could negatively affect our profitability on those contracts. Certain of our contracts also include options exercisable at the customer's discretion. The customer may decline to exercise an option, or the customer may exercise an option for which we may incur a loss or perform at a low margin, either of which could adversely affect our results of operations.

Our risk varies by contract type. Fixed-price contracts tend to have more financial risk than cost-type contracts, including as a result of inflationary pressures, labor rates and shortages, challenges in estimating contract revenues and costs, and supplier challenges. In 2025, approximately half of our sales were derived from fixed-price contracts. We have entered into fixed-price contracts more often when costs can be more reasonably estimated based on actual experience, such as for mature production programs. However, our customers have sought, and may in the future seek, fixed-price contracts for development programs, combined development and production programs, or low-rate initial production programs, where the risks are greater. For example, fixed-price contracts for such programs have increased performance and financial risks due to a number of factors, including the following challenges: estimating costs required to complete such contracts, which are subject to significant variability, particularly with respect to development programs, starting and stabilizing manufacturing production and test lines while concurrently validating final design, and managing changes in requirements or capabilities requested by the customer. If we do not achieve our estimates or meet terms in our contracts, our profitability has at times been, and may be, reduced, and we have incurred and may incur losses.

Under cost-type contracts, allowable costs are generally subject to reimbursement plus a fee. We often enter into cost-type contracts for development programs with complex design and technical challenges. These cost-type programs may have award or incentive fees that are uncertain and may be earned over extended periods or towards the end of the contract. In these cases, financial risks include profit recognition or program cancellation, including if cost, schedule, or technical performance issues arise. We also face additional financial risk when solicitations require us to bid on cost-type development work and fixed-price production lots and/or options in one submission, where we must estimate the cost of production before a product has been developed and tested, or cost-type development work requiring us to provide certain items at our expense or with little or no fee. Changes in macroeconomic conditions increase these risks.

Because of the significance of management's judgments and estimation processes, and the difficulties inherent in estimating future costs, particularly in a challenging and dynamic macroeconomic environment, it is possible that our results could differ materially from our estimates. See "Critical Accounting Policies and Estimates" in MD&A and Note 11 to the consolidated financial statements.

- ***Competitive dynamics within our markets may affect our ability to win new contracts and result in reduced revenues, which could have a material adverse effect on our financial position, results of operations and/or cash flows.***

We operate in highly competitive markets and our competitors may have more financial capacity or more extensive or specialized engineering, technical, manufacturing, marketing or servicing capabilities. They may be willing to accept more risk or lower profitability in competing for contracts. We have seen, and anticipate we will continue to see, increased competition, including in some of our core markets, especially as a result of our customers' budget pressures and their focus on speed, affordability and competition. The U.S. government's continued emphasis on reforming its acquisition processes, including procuring commercial products and services and utilizing non-Federal Acquisition Regulation-based procurement methods, such as Other Transaction Authority (OTA) agreements and other contract types, has facilitated, and may continue to facilitate, participation by new and emerging market entrants, which has increased and may in the future further increase competition for the programs we pursue, which could result in reduced contract opportunities, increased pricing pressure, and/or demands to accept less favorable terms. In certain circumstances, these alternative contracting models may place increased risk on the contractor, such as the potential for greater assumption of development costs or for limited reimbursement recourse in certain situations. Further, certain non-Federal Acquisition Regulation-based procurement methods, such as OTA awards, are not subject to all of the procurement requirements that typically apply to DoW contracts and rights to protest such awards may be more limited than for other contracts.

Our customers are increasingly working with commercial contractors as well as newer entrants and startups in the defense industry for some products and services. Such contractors may have lower cost, more agile operating structures and access to capital and talent, a greater ability to leverage changes in the customer's acquisition strategies (e.g., multiple awardees, short lifecycles) or be more inclined to take on increased risk. In addition, some customers continue to utilize small business contractors or determine to source work internally.

Our success in competing depends, in part, on our ability to remain price- and cost-competitive, respond to changes in customer acquisition strategies and preferences, accurately anticipate our customers' needs, successfully effect our digital transformation strategy and identify, adopt and integrate new digital technologies, including artificial intelligence, into our manufacturing, operations, business processes, products and services.

We expect that the increasing competition in the U.S. and outside the U.S. from U.S., foreign and multinational firms, including new entrants, could further increase due to mergers or acquisitions within our industry and could limit our access to certain suppliers, absent appropriate remedies to protect our interests. We are also facing increasing competition for, and more limited access to, various critical products, services and other supplies.

Additionally, in some instances, companies both inside and outside the U.S. may receive loans, investments, subsidies, preferential treatment and other assistance from their governments or customers that may not be provided or available to other companies. Such assistance may increase the competitiveness of such companies in certain opportunities. Certain foreign companies may also be subject to fewer restrictions on technology transfer.

In addition, U.S. government procurement and certain other countries' laws permit legal challenges to the terms of a contract solicitation or award, sometimes referred to as a bid protest. Bid protests can result in award decisions being reversed and loss of the contract award. Even where a bid protest does not result in such a loss, it can result in significant expenses and delay the start of contract activities and revenue or result in contract modifications.

- ***The global macroeconomic environment has negatively impacted and could in the future negatively impact our business, and if we are unable to mitigate such challenges, it could have a material adverse effect on our financial position, results of operations and/or cash flows.***

Our business, financial position, results of operations and/or cash flows have been and may in the future be adversely impacted by the global macroeconomic environment, which impacts have included and may in the future include high rates of inflation, increased interest rates, tight credit conditions in financial markets, widespread disruptions in supply chains, workforce challenges, including labor shortages, changes in trade policies, such as tariffs, and market volatility, including exchange rate volatility, all of which may affect material costs and supplier pricing. These and other macroeconomic challenges have led and can lead to increased costs, labor and supply shortages, and delays and disruption in performance, as well as competing demands for scarce resources, which in turn have adversely impacted and may continue to adversely impact our customers, our industry, our company, our suppliers and others with whom we do business. We work proactively to mitigate the challenges caused by the macroeconomic environment, including, in some cases, hedging foreign exchange, interest rate and commodity price risk, and seeking the inclusion of economic price adjustment clauses or seeking to recover on REAs, ECPs or other claims, but the impacts of these challenges are uncertain and our efforts to mitigate them may not be successful.

Legal and Regulatory Risks

- ***We are subject to various investigations, claims, disputes, enforcement actions, litigation, and other legal proceedings that could ultimately be resolved against us and could have a material adverse effect on our financial position, results of operations and/or cash flows.***

The size, nature and complexity of our business make us particularly susceptible to investigations, claims, disputes, enforcement actions, prosecutions, litigation and other legal proceedings (collectively "legal proceedings"), particularly those involving governments, which may continue to increase. We are or may become subject to legal proceedings globally (including criminal, civil and administrative) and across a broad array of matters, including, but not limited to, government contracts; cost accounting; financial accounting and reporting; false statements or claims; cybersecurity; and pension accounting and other employee benefit plan matters. These matters can divert resources, result in administrative, civil or criminal fines, penalties or other sanctions (including judgments, convictions, consent or other voluntary decrees or agreements), compensatory, treble or other damages, non-monetary relief, or other liabilities, and otherwise harm our business and our ability to obtain and retain awards. Certain outcomes may lead to suspension or debarment from government contracts or suspension of export/import privileges for the company or one or more of its components. Suspension or debarment or criminal resolutions, in particular, could have a material adverse effect on the company because of our reliance on government contracts and export authorizations. Legal proceedings, even if pending or not ultimately resulting in adverse action, or even if fully indemnified or insured, can negatively impact our reputation among our customers, suppliers and the public, and make it substantially more difficult for us to compete effectively for business, obtain and retain awards, ensure adequate funding for our programs or obtain adequate supplies or insurance in the future. See Note 10 to the consolidated financial statements for information regarding the company's investigations, claims and litigation.

- ***As a U.S. government contractor, we and our partners are subject to various procurement and other laws, regulations and contract terms applicable to our industry, as well as those more broadly applicable to industry, and changes in such laws, regulations or terms, any negative findings by the U.S. government as to our or our partners' compliance with them, and changes in our customers' business practices globally could affect our ability to compete and have a material adverse effect on our financial position, results of operations and/or cash flows.***

  U.S. government contractors (including their subcontractors and others with whom they do business) must comply with various specific procurement laws, regulations, rules and other legal requirements. If we are found to have violated any such requirements, or are found not to have acted responsibly, we may be subject to a wide array of actions, including contract modifications or termination, payment withholds, the loss of export/import privileges, administrative, civil or criminal judgments or penalties (including convictions, agreements, fines, damages and non-monetary relief), or suspension or debarment. Additionally, these various legal requirements, although sometimes customary in government contracting, increase costs and risks and have been and are evolving at a significant pace, which further increases costs and risks. The costs are not always fully recoverable. New laws or other requirements, or changes to existing ones (including, for example, related to cybersecurity, information and data protection, cost accounting, environment, sustainability, securities, competition, compensation costs, employment, taxes, counterfeit parts, pensions, use of certain non-US equipment or acquisitions more broadly), can significantly increase our costs (including compliance costs) and risks, create operational challenges, potentially limit our ability to return cash to shareholders, reduce our profitability and/or adversely affect our competitiveness. Such risks may increase as a result of new regulations or executive orders (such as the recent executive order applicable to government defense contractors, which seeks, among other things, to address underperformance and insufficient prioritization of government contracts, insufficient investment in production and production speed, as well as limit share repurchases and dividends by government defense contractors), different interpretations in how government agencies construe existing requirements, or government agencies taking positions that represent changes from historical practices. In addition, changes in priorities and government actions with respect to defense contracting have led to increased uncertainty regarding such risks, including as a result of uncertainty regarding the impact and implementation of recent executive orders.

  We operate in a highly regulated environment and are routinely audited and reviewed by the U.S. government and its agencies, such as the DCAA, Defense Contract Management Agency (DCMA) and the DoW Inspector General. These agencies review performance under our contracts, our cost structure and accounting, our compliance, and the adequacy of our systems in meeting government requirements. Costs ultimately found to be unallowable or improperly allocated are generally not reimbursed or require us to refund the customer. If an audit uncovers improper or illegal activities, we could be subject to possible civil and criminal penalties, sanctions, or suspension or debarment. Whether or not illegal activities are alleged, the U.S. government has the ability to decrease or withhold certain payments when it deems systems to be inadequate, with significant financial impact, regardless of the ultimate outcome. As a result of such actions, we may be subject to increased scrutiny, identified for enforcement action, and/or required to engage in remediation efforts, any or all of which could damage our reputation, increase our costs (including compliance costs) and risks, create operational challenges, and/or adversely affect our competitiveness. In addition, we risk serious reputational harm in situations involving allegations of impropriety made against us or our business partners.

  Our industry has experienced, and we expect it will continue to experience, significant changes to business practices globally, in part as a result of changes in the global security and threat environment and an increased focus on affordability, efficiencies, business systems, recovery of costs and a reprioritization of available defense funds. We have experienced and may continue to experience an increased number of audits and challenges to our claims and our business systems for current and past years, as well as longer periods to close audits, broader requests for information and an increased risk of withholdings of payments. The U.S. government has been pursuing and may continue to pursue policies that could negatively impact our profitability, including those that shift additional responsibility, cost and performance risks to the contractor.

- ***The improper conduct of employees, agents, subcontractors, suppliers, business partners or joint ventures in which we participate can impact our reputation and our ability to do business, which could have a material adverse effect on our financial position, results of operations and/or cash flows.***

We face potential liability based on misconduct by employees, agents or others working with us or on our behalf that could violate the applicable laws of the jurisdictions in which we operate, including laws governing improper payments to government officials, the protection of export controlled or classified information, false claims, procurement integrity, cost accounting and billing, competition, information security and data privacy, intellectual property and contract terms. Improper actions by our employees, agents or others working with us or on our behalf also subject us to risk of administrative, civil or criminal investigations and enforcement actions, monetary and non-monetary penalties, liabilities, and the loss of privileges and other sanctions, including suspension and debarment. We have in the past experienced and may in the future experience misconduct committed by our employees, agents, suppliers, partners or others working with us or on our behalf. This risk of improper conduct increases as we continue to expand globally, with greater opportunities and demands to do more business with local and new partners, and in new environments. At the same time, law enforcement agencies are continuing to focus collaboratively on combating global corruption and other misconduct. We form and are members of joint ventures or other business arrangements and/or invest in third parties with whom we do business. We may be unable to prevent misconduct or violations of applicable laws by these joint ventures or our partners, including, in each case, their respective officers, directors and employees, and their actions may adversely impact us and our reputation.

- ***Environmental matters, unforeseen costs associated with compliance and remediation efforts, and government and third-party claims, could have a material adverse effect on our reputation and our financial position, results of operations and/or cash flows.***

Our operations are subject to and affected by a variety of federal, state, local and foreign environmental laws and regulations, including as they may be expanded, otherwise changed or enforced differently over time. Compliance with these existing and evolving environmental laws and regulations requires, and is expected to continue to require, significant operating and capital costs. For example, some of these recently enacted laws and regulations prohibit the use of certain chemicals or other substances that are used in our business, which has, in some cases, required us to identify alternate sources, resulting in additional costs and/or otherwise impacting our business and operations.

Environmental matters may significantly impact our business and operations and present evolving risks and challenges. New and evolving laws, regulations and rulemakings in different jurisdictions (inside and outside the United States) may impose different and at times more or less restrictive environmental requirements on our operations. Compliance with these laws and regulations could also require capital investments, could adversely impact our ongoing operations, and could require changes on a more accelerated time frame. We expect our suppliers to face similar challenges and incur additional compliance costs that may be passed on to us. These direct and indirect costs can adversely impact our results of operations and financial condition, and, if we are unable to comply with legislative and regulatory requirements, our reputation and ability to do business could be negatively impacted.

Environmental impacts create short and long-term financial risks to our business globally. We have significant operations located in regions that have been, and may in the future be, exposed to significant weather events and other natural disasters. These events could damage our and our suppliers' facilities, products, and other assets, and cause disruptions to our business operations and supply chain as well as the operations of our customers, and require an increase in expenditures to improve climate resiliency. The costs of our efforts to develop and implement sustainability initiatives and comply with environmental regulations where we operate may be greater than expected, which could affect our ability to achieve our goals. Additionally, we may be the subject of criticism or other actions by government officials, private groups or influential individuals who disagree with our actions with respect to sustainability and/or environmental matters.

We may be subject to substantial administrative, civil or criminal fines, penalties or other sanctions (including suspension, debarment or disqualification) for violations of environmental laws. If we are found to be in violation of the Federal Clean Air Act or the Clean Water Act, the facility or facilities involved in the violation could be placed by the Environmental Protection Agency on a list of facilities that generally cannot be used in performing on U.S. government contracts until the violation is corrected.

We incur, and expect to continue to incur, substantial remediation costs related to the cleanup of pollutants previously released into the environment. Stricter or different remediation standards or enforcement of existing laws and regulations, new requirements, including regulation of new substances, discovery of previously unknown or more extensive contamination or new contaminants, imposition of fines, penalties, or damages (including natural resource damages), a determination that certain remediation or other costs are unallowable, rulings on allocation or insurance coverage, and/or the insolvency, inability or unwillingness of other parties to pay their share, could require us to incur material additional costs in excess of those anticipated.

We are and may become a party to various legal proceedings and disputes involving government and private parties (including individual and class actions) relating to alleged impacts from pollutants released into the environment, including bodily injury and property damage. For example, please see Note 10 for a discussion of certain disputes and lawsuits related to legacy Bethpage environmental conditions. These matters could result in material compensatory or other damages, remediation costs, penalties, and non-monetary relief, and adverse determinations on allowability or insurance coverage.

Government and private parties also seek to hold us responsible for liabilities or obligations related to former operations that have been divested or spun-off and/or for which we believe other parties have agreed to be responsible and/or to indemnify us. These rights may not be sufficient to protect us.

- ***Unanticipated changes in our tax provisions or an increase in our tax liabilities, whether due to changes in applicable laws and regulations, the interpretation or application thereof, or a final determination of tax audits or litigation or agreements, could have a material adverse effect on our financial position, results of operations and/ or cash flows.***

We are subject to income and other taxes in the U.S. and other jurisdictions. Changes in applicable tax laws and regulations, or their interpretation and application, including the possibility of retroactive effect, as well as measurement of benefit plan obligations, and revaluation of uncertain tax positions, have affected and could affect our tax expense, the timing of payments, or deferred tax assets. In addition, the final determination of any tax audits or related litigation, in particular with regard to our positions on research credits, could be materially different from our historical income tax provisions and accruals. In addition, we may be subject to future tax audits and legal challenges involving OATK, which we acquired in 2018, or the spinoff of its then subsidiary Vista Outdoor, and we may be unable to obtain indemnification or we may be required to indemnify Vista.

Business and Operational Risks

- ***Cyber and other security threats or disruptions could have a material adverse effect on our reputation and our financial position, results of operations and/or cash flows.***

We face significant cyber and other security threats. They include, among other things, attempts to gain unauthorized access to sensitive information or otherwise compromise the integrity, confidentiality and/or availability of our systems, hardware and networks, and the information on them, insider threats, ransomware, threats to the safety of our directors, officers and employees, threats to our facilities, infrastructure, products (we produce and use), and subcontractors or other suppliers (referred to inclusively as suppliers), and threats from terrorist acts, espionage, civil unrest and other acts of aggression. We are also subject to increasing government, customer and other cyber and security requirements, including disclosure obligations.

Cyber threats, both on premises and in the cloud, are complex, continuous and evolving and include, but are not limited to: malicious software, destructive malware, ransomware, targeting by more advanced and persistent adversaries, including nation states and other actors, zero-day attacks, attempts to gain unauthorized access to systems or data, disruption to operations, critical systems or denial of service attacks, unauthorized release of confidential, personal or other protected information (ours or that of our employees, customers or partners), corruption of data, networks or systems, harm to individuals, and loss of assets. We have been and could be impacted by cyber threats or other disruptions or vulnerabilities found in products or services we use or in our internal, partners' or customers' systems that are used in connection with our business. Further, artificial intelligence techniques to automate and enhance cyber attacks pose an evolving and increased level of risk to our information systems. We have experienced cyber attacks and, due to the evolving threat landscape, expect we will continue to experience additional attacks in the future. The various measures and controls we have implemented to monitor and mitigate risks associated with these threats and to increase the cyber resiliency of our infrastructure and products may not always be sufficient or fully effective, particularly against previously unknown vulnerabilities, including those that could go undetected for an extended period, which may inhibit our ability to provide prompt, full, and reliable information about such incidents to our customers, regulators, and the public. For further discussion of our cybersecurity risk management, strategy and governance, see "Cybersecurity."

Cyber events have caused and could cause us harm and require us to undertake remedial actions. Successful attacks can lead to losses or misuse of sensitive information or capabilities, theft or corruption of data, harm to personnel, infrastructure or products, protracted disruptions in our operations and performance, and the misuse of our products. They can also damage our reputation, impact our ability to obtain adequate insurance coverage, and lead to loss of business, regulatory actions, and costs, liabilities or other financial losses for which we may not have adequate sources of recovery.

Our customers, suppliers and partners to whom we entrust confidential data, and on whom we rely to provide products and services, face similar threats and growing requirements. We depend on our customers, suppliers, and other business partners to implement and verify adequate controls and safeguards to protect against and report cyber incidents. When they fail to deter, detect, remediate or report cyber incidents in a timely manner, or fail to implement applicable requirements, we suffer, and may in the future suffer, financial and other harm, including to our information, operations, performance, employees and reputation. Further, the systems, products and services that we provide to customers may not be able to detect or deter threats, or effectively to mitigate resulting losses. These losses could adversely affect our customers and our company.

We also face increasing and evolving disclosure obligations related to cybersecurity events and the risk of failing to meet all our existing or future disclosure obligations and/or having our disclosures misinterpreted. National security or public safety considerations may also affect, delay or in limited instances prevent, our public disclosure of a cybersecurity incident.

We also face threats to our physical security, including to our facilities and the safety and well-being of our people, including senior executives. These threats could involve terrorism, insider threats, targeted threats against senior executives, workplace violence, or civil unrest, which could adversely affect our company. Our customers and suppliers face similar risks that, if realized, could also adversely impact our operations. Such acts could cause delays, manufacturing downtime, or other impacts that could detrimentally impact our ability to perform our operations. We could also incur unanticipated costs to remediate impacts and lost business.

- ***Our earnings and profitability depend, in part, on the performance, financial viability, and compliance with regulatory requirements globally of our subcontractors and suppliers, as well as on the availability and pricing of highly skilled labor, raw materials, chemicals, parts, and components. The disruption of one or more of these factors could have a material adverse effect on our financial position, results of operations and/or cash flows.***

We rely on subcontractors and other suppliers (referred to collectively as suppliers) to provide raw materials, chemicals, parts, components and subsystems for our products, produce hardware elements and sub-assemblies, provide software and intellectual property, and perform some of the services we need for our operations or provide to our customers, and to do so efficiently and in compliance with all applicable laws, regulations and contract terms, while maintaining strong values and cultures. Disruptions, performance problems or other issues with our suppliers, including unanticipated cost growth, failure to meet regulatory or contractual requirements, and/or unethical or illegal behavior, or a misalignment between our contractual obligations to our customers and our agreements with our suppliers, have had and may continue to have various adverse impacts on the company, including on our ability to meet our commitments to customers and financial expectations. Supply chain challenges, including risk of delays and disruptions continue to be heightened globally.

Our ability to perform our obligations on time can be adversely affected if one or more of our suppliers is unable to provide the agreed-upon products, materials or intellectual property, or perform the agreed-upon services, in a timely, compliant and cost-effective manner. We have experienced, and may continue to experience, financial or other performance challenges if we are unable to use or obtain certain raw materials, chemicals, parts, components or other substances in a timely and/or cost-efficient manner due to laws or other regulations that restrict or prohibit the use or import of such items, or cause suppliers to be unwilling or unable to supply them, and we cannot obtain a reasonable substitute on a timely or cost-effective basis, including as a result of tariffs or other trade restrictions. Changes in political or economic conditions, including changes in demand, the macroeconomic environment (including inflation and labor and supply chain challenges), defense budgets and/or priorities, the global security environment, export/import restrictions, tariffs, sanctions and other trade-related activities, access to critical technology and materials (including metals and components), and/or evolving requirements, among others, have adversely affected and could adversely affect the financial stability of our suppliers and/or their ability to perform effectively.

The inability of our suppliers to perform effectively has required and may require us to provide them additional support and/or to transition to alternate suppliers, if available, with additional costs and delays. We expect we will need to continue to provide additional resources to support certain of our suppliers in performing under our contracts. In addition, if we are unable to do that or if our suppliers are no longer able to perform due to financial difficulties, we may face additional losses and liabilities under our current contracts and adversely impact the prospects for certain new ones.

In connection with our U.S. government contracts, we are required to procure certain raw materials, chemicals, components and parts from supply sources approved by the customer and/or are restricted from procuring products or services from certain sources. Because the identification and qualification of new or additional suppliers for certain products and services can take an extended period of time and can result in additional cost, supplier disruptions can have an adverse impact on our business. For example, we require access to certain microelectronics and our ability to produce and/or deliver products will be significantly impacted if the microelectronics manufacturing supply chain is cut off or significantly limited or delayed. This risk is increased for products and services that are single or sole source. For example, for some components, we may have had, or have, only one supplier, or one domestic supplier, that meets our needs. If that supplier cannot timely perform, or if we are unable to procure components from certain suppliers due to regulatory restrictions, we may be unable to find a suitable alternative and to meet our obligations.

Additionally, we may be held responsible not only for our own compliance with legal, contractual and customer requirements, but that of our suppliers, including with respect to counterfeit, unauthorized or otherwise non-compliant parts or materials.

- ***If we are unable to attract and retain a qualified workforce necessary for our business, we may be unable to maintain our competitive position, meet the needs of our customers or achieve our results, which could have a material adverse effect on our financial position, results of operations and/or cash flows.***

Our operating results and growth opportunities are heavily dependent upon our ability to attract and retain sufficient qualified personnel who are or can reasonably obtain requisite security clearances and program access, who have the requisite skills in multiple areas, including science, technology, engineering and math, and who share our values and are able to operate effectively consistent with our culture. Outside the U.S., it is increasingly important that we are also able to attract and retain personnel with relevant local qualifications and experience. We continue to face increased competition for talent with traditional defense companies, new entrants in our markets and commercial companies, globally, with increasing wage rates and, in some cases, greater flexibility around working conditions. Although we have realized benefits from extensive hiring and retention programs in recent years, the risk of insufficient personnel may increase, either broadly or with respect to select critical staffing requirements, including those with security clearances. If necessary qualified personnel are more scarce or more difficult to attract or retain under reasonable terms, or if we experience a high level of attrition, generally or in particular areas, or if such personnel are increasingly unable to obtain security clearances or program access on a timely basis or are unable to be timely and effectively trained, we would expect higher labor-related costs and we could face challenges performing on various of our programs and meeting financial expectations. In addition, the macroeconomic environment, including continued challenges in the global labor market, may further affect our ability to hire, develop and retain the necessary workforce. Separately, the recent executive order regarding executive salaries and incentive compensation metrics applicable to defense contractors could adversely impact our ability to attract or retain executive talent.

Certain of our employees are covered by collective bargaining agreements. We generally have been able to renegotiate renewals to expiring agreements without significant disruption of operating activities. However, other companies have experienced challenges in renewing labor agreements. If, for example, we also experience difficulties with renewals and renegotiations of existing collective bargaining agreements, or if our employees pursue new collective representation, we could incur additional expenses and impacts on operating efficiency and may be subject to work stoppages, production delays, increased labor costs and/or other labor-related disruptions. Any such expenses, stoppages or disruptions could adversely affect our performance and results.

- ***Our international business exposes us to additional risks, including risks related to geopolitical and economic factors, laws and regulations, which could have a material adverse effect on our financial position, results of operations and/or cash flows.***

Sales to customers outside the U.S. are an important component of our business and strategy. Our international business is subject to numerous political and economic factors, legal requirements, cross-cultural considerations and other risks associated with doing business globally. These risks differ in some respects from those associated with our U.S. business and our exposure to such risks is expected to increase if and as our international business continues to grow.

Our international business is generally subject to regulations and practices of the United States and other countries in which we do business. Failure by us, our employees, partners or others with whom we work to comply with applicable laws and regulations could result in administrative, civil, commercial or criminal liabilities, including suspension or debarment from government contracts or suspension of export/import privileges. Additionally, failure to comply with local practices can adversely impact our ability to win business and/or perform work. New regulations and requirements, or changes to existing ones, in countries in which we operate can significantly increase our costs and risks of doing business internationally. Our customers outside of the U.S. also often have the ability to terminate contracts for convenience as well as for default of contract terms. If such a termination were to occur, it could have a material adverse effect on our reputation, our ability to compete for other contracts and our financial position, results of operations and/or cash flows.

Changes in laws, political leadership and environment, and/or security risks may dramatically affect our ability to conduct or continue to conduct business in international markets. Our international business is impacted by changes in U.S. and non-U.S. national policies and priorities, and geopolitical relationships, any of which may be influenced by changes in the global threat environment, political leadership, geopolitical and economic uncertainties, trade policies, such as tariffs, world events, government budgets, inflationary pressures, trade sanctions, and economic and political factors more generally. For example, one of the ways in which our business sells our products and services internationally is through the United States Foreign Military Sales (FMS) program. Changes to the U.S. government's policies regarding FMS could significantly impact our international business.

Additionally, the U.S. and its allies and security partners continue to face a global security environment of heightened tensions and instability, threats from state and non-state actors, including major global powers, as well as terrorist organizations, emerging nuclear tensions, and diverse regional security concerns. These factors have impacted and may in the future impact demand for our products and services, the competitive position of our products and services, funding for programs, our ability to perform, our supply chain, export authorizations, purchasing decisions or customer payments. Global macroeconomic conditions, as well as fluctuations in foreign currency exchange rates and credit, are also likely to further impact our business.

Our contracts with non-U.S. customers in some cases include terms and reflect legal requirements that create additional risks. Such terms include, in some cases, requirements to hire, invest, manufacture or purchase locally, or specific financial obligations, including offset obligations, and provisions that impose significant penalties if we fail to meet our requirements. We have also been required to enter into letters of credit, performance bonds, bank guarantees or other financial arrangements in certain cases. If we are dependent on certain suppliers, as in the U.S., we face risks related to their failure to perform in accordance with legal requirements, particularly where we rely on a sole source supplier. Our ability to sell products globally could be adversely affected if we are unable to design our products on a cost-effective basis or to obtain and retain all necessary export authorizations, which the U.S. government can deny, change or revoke for reasons outside our control. We also partner with non-U.S. companies, including through joint ventures and other forms of collaboration, which subjects us to risks related to the ability to identify and negotiate appropriate arrangements with qualified and acceptable local partners, potential exposure for their actions, and the ability effectively to terminate these arrangements. Such risks are complicated further when we partner with government-affiliated entities.

The products and services we provide, including those provided by suppliers and joint ventures, are sometimes in countries with unstable governments, economic or fiscal challenges, military or political conflicts, different business practices and/or developing legal systems. This may increase the risk to our employees, suppliers or other third parties, including for their safety, and increase our risk to a wide range of financial consequences and other liabilities, as well as loss of property or damage to our products.

- ***Our future success depends, in part, on our ability to innovate, develop new products and technologies, progress and benefit from digital transformation and maintain technologies, facilities and equipment to win new competitions and meet the needs of our customers. Failure to do so or meet our contractual obligations that require innovative design could adversely affect our profitability, reputation and future prospects and have a material adverse effect on our financial condition, results of operations and/or cash flows.***

We design, develop and manufacture technologically advanced and innovative products and services, which are applied by our customers in a variety of environments, including highly demanding operating conditions, to accomplish challenging missions. Our success depends upon our ability to develop technologically advanced, innovative and cost-effective products and services, produce products at scale, and market these products and services to our customers globally. Our ability to develop such products depends on the talent of our workforce, continued funding for, and investment in, research and development, continued access to assured suppliers of important technologies and components, our ability to effectively compete, and our ability to provide the people, technologies, facilities, equipment and financial capacity needed to develop and deliver those products and services with maximum efficiency. To perform on our contracts and to win new business, we also depend increasingly on our ability to progress successfully on our digital transformation strategy. To meet evolving customer requirements, it is increasingly necessary to differentiate our offerings and to achieve efficiencies in our operations through digital based solutions, including artificial intelligence. Leveraging artificial intelligence in our business processes and operations can enhance our performance and enable our workforce to meet the needs of the customer. Our business may be adversely affected if we cannot continue to successfully integrate artificial intelligence into our business processes, products and services in a cost-effective, efficient, compliant and responsible manner. In addition, the advancement and integration of artificial intelligence technologies into our business are transforming the nature of work and the skills required within our workforce and may lead to workforce displacement. This could require us to invest in additional employee training, manage impacts on morale and retention and compete for candidates who possess more advanced technological skills. If we are unsuccessful in managing such risks to our workforce, it could negatively impact our operations. Additionally, emerging and potential regulations governing the use of artificial intelligence could impose additional requirements that may increase our costs or adversely impact our speed of delivery. Further, improper use of, or failure to adequately integrate, artificial intelligence could increase costs and lead to data breaches, reputational risks and otherwise negatively impact our business.

If we are unable to continue to develop new products and technologies in a timely fashion, and progress successfully to identify, develop and integrate new technologies and effect digital solutions and transformation, or if we fail to achieve market acceptance and scale production more rapidly than our competitors, we may be unable to maintain our competitive position and our future success could be materially adversely affected.

Problems and delays that could limit the successful development and delivery of our solutions, prevent us from meeting requirements and/or create risk and liabilities include issues with design, technology, operations or digital transformation, inability to achieve learning curve assumptions, inability to integrate emerging and rapidly developing technologies like artificial intelligence, manufacturing materials or components, or subcontractor (or other supplier) performance. Similarly, failures to perform on schedule or otherwise to fulfill our contractual obligations can negatively impact our financial position, reputation and ability to win future business.

In addition, our products cannot be tested and proven in all situations and are otherwise subject to unforeseen problems that can negatively affect revenue, schedule and profitability, and result in loss of life or property. They include loss on launch or flight of spacecraft, loss of aviation platforms, premature failure of products that cannot be accessed for repair or replacement, unintended explosions, problems with design, quality and workmanship, country of origin of procured materials, inadequate supplier components and degradation of product performance. Certain contracts, primarily involving space satellite systems, contain provisions that entitle the customer to recover payments and/or fees in the event of failure of the system or other performance challenges upon launch or subsequent deployment for less than a specified period of time. Under such terms, we are generally required to forfeit fees previously recognized and/or collected.

- ***Our business is subject to significant disruptions caused by natural disasters or other events outside of our control, which could have a material adverse effect on our financial position, results of operations and/or cash flows.***

We have significant operations, including centers of excellence, located in regions that have been, and may in the future be, exposed to hurricanes, earthquakes, water levels, fires, windstorms, heat waves, other extreme weather conditions, acts of terrorism, power shortages and blackouts, telecommunications failures, epidemics, pandemics, and similar outbreaks, and other significant disruptions. We expect our facilities, operations, employees and communities to continue to be at risk for future natural disasters or other weather events, particularly at facilities prone to extreme weather events, such as in Florida and California. Climate related changes can impact weather patterns (e.g., increased frequency and severity of significant weather events), natural hazards (e.g., increased fire risk), mean temperature and sea levels, and long-term precipitation patterns (e.g., increased risk of drought, desertification, water scarcity and/or poor water quality). Such natural disasters and other significant disruptions can interrupt our operations, impact our employees, and result in significant costs and adversely affect our performance.

Our subcontractors and other suppliers have also been, and may in the future be, subject to natural disasters or other significant disruptions that could delay or otherwise affect their ability to deliver or perform. Disruptions also impact the availability and cost of materials needed for manufacturing and can increase insurance and other operating costs, or result in a lack of available coverage. Although we take steps to mitigate these risks, including considering them in determining where to put new businesses, the damage, disruption, delay and other adverse effects of natural disasters may be significant.

- ***We provide products and services, including related to hazardous and high risk operations, which subjects us to various environmental, regulatory, financial, reputational and other risks, and if any of these risks were to materialize, it could have a material adverse effect on our reputation and our financial position, results of operations and/or cash flows.***

  We provide products and services related to hazardous and high risk operations. Among other such operations, our products and services are used in nuclear-related activities (including nuclear-powered platforms) and used in support of nuclear-related operations of third parties. In addition, certain of our products are provided with space and missile launches. We use and provide energetic materials, including in propulsion systems, which are highly explosive and flammable. We develop missile systems, and counter systems, including strategic deterrents, as well as subsystems and components. These and other activities subject us to various extraordinary risks, including those associated with (1) nuclear-related or non-nuclear launch activities and operations, including failed launches, (2) unintended release or initiation of energetic materials and explosions, whether in the development, test or use of such energetic materials, and (3) the storage, handling and disposal of radioactive and other hazardous or flammable materials and any changes in related regulations. We may be subject to potential liabilities, including for personal injury and harm to human health, property damage, environmental harm, and reputational harm arising out of such incidents or hazardous activities and operations, whether or not the cause was within our control, and insurance may not be reasonably available. Under some circumstances, the U.S. government and prime contractors may provide for certain indemnification and other protection, including pursuant to, or in connection with, Public Law 85-804, 10 U.S.C. 3861, the Price-Anderson Nuclear Industries Indemnity Act, the NASA Space Act, the Commercial Space Launch Act and the Terrorism Risk Insurance Reauthorization Act, for certain risks, but those protections may not be available or adequate.

  Certain of our products, such as medium and large caliber ammunition and propulsion systems, involve the use, manufacture and/or handling of a variety of explosive and flammable materials or other hazardous substances. These activities have resulted and may result in incidents that cause workplace injuries and fatalities, damage or destruction of property, the temporary shut down or other disruption of manufacturing, production delays, environmental harm and expense, fines and liabilities to third parties. We have safety and loss prevention programs, which provide for pre-construction reviews, along with safety audits of operations involving explosive materials, to attempt to avoid or mitigate such incidents, as well as potential insurance coverage and indemnification to address resulting liabilities, but they may not be successful.

  In addition, our customers, or others, may use, handle or test our products and services in ways that can be unusually hazardous or risky, or in ways that are not intended, not authorized or inconsistent with guidance and warnings, which may create potential liabilities for our company, as well as reputational harm.

- ***We may not be able to adequately protect and fully exploit our intellectual property rights or obtain necessary rights to intellectual property of others, which could materially and adversely affect our ability to compete and perform on contracts, and have a material adverse effect on our reputation and our financial position, results of operations and/or cash flows.***

  To perform on our contracts and to win new business, we depend on our ability to develop, protect and exploit our intellectual property and use the intellectual property of others. Increasing demands from our customers to access and obtain rights in our intellectual property, and positions taken by our suppliers and competitors, challenge our ability to protect and exploit intellectual property.

  We own many forms of intellectual property, including trade secrets, U.S. and foreign patents, trademarks, and copyrights, and we license or otherwise obtain access to various intellectual property rights of third parties. The U.S. government and certain foreign governments hold licenses or other rights to certain intellectual property that we develop in performance of government contracts, and at times seek to use or authorize others to use such intellectual property, including in competition with us. Governments continue to increase efforts to obtain more extensive rights in contractors' intellectual property, including where we do not believe they are entitled to do so under current law. This could reduce our ability to develop, protect and exploit certain of our intellectual property rights and to compete.

  Our products and services embody valuable trade secrets, proprietary information and know-how. We typically seek to protect this information by entering into confidentiality and intellectual property agreements with our employees and third parties such as consultants, collaborators and suppliers. These agreements and other measures may not provide adequate protection for our trade secrets and other proprietary information. In the event of misuse, theft or misappropriation of such intellectual property rights or breach of confidentiality obligations, we may not have adequate legal remedies. In addition, our trade secrets or other proprietary information may otherwise become known or be independently developed by competitors.

In some instances, our ability to win or perform contracts requires us to use third party intellectual property. This may require the government or our customer to provide rights to such third party intellectual property or for us to negotiate directly with third parties to obtain necessary rights on reasonable terms, which may not be practicable.

Our intellectual property is subject to challenge, invalidation, or circumvention by third parties. Our access to and use of intellectual property licensed or otherwise obtained from third parties is also subject to challenges. Litigation to determine the scope of intellectual property rights, even if ultimately successful, has been and could in the future be costly. Moreover, the legal framework concerning intellectual property rights varies among countries and the protections under foreign laws and courts may not be favorable and are subject to change.

General and Other Risk Factors

- ***Our insurance coverage, customer indemnifications or other liability protections may be unavailable or inadequate to cover our significant risks, which could have a material adverse effect on our financial position, results of operations and/or cash flows.***

We endeavor to obtain insurance from financially stable, responsible, highly rated counterparties in established markets to cover significant risks and liabilities (including, for example, natural disasters, space launches and on-orbit operations, cybersecurity, hazardous operations, energetics and products liability). Not every risk or liability can be insured, and insurance coverage is not always reasonably available. Further, policy limits and terms of coverage reasonably obtainable may not be sufficient to cover actual losses or liabilities. For example, the space insurance market is experiencing increased price volatility and capacity constraints. Due to recent increases in the frequency and severity of losses in the space market, insurers are decreasing limits, increasing pricing and some have exited the market. Even if insurance coverage is available, we are not always able to obtain it at a price or on terms acceptable to us or without increasing exclusions. For example, if any of our space missions, including launch and on-orbit operations, are partially or wholly uninsured, we will bear a portion or all the losses resulting from a mission failure.

Disputes with insurance carriers over the availability of coverage, and the insolvency of one or more of our insurers has affected and may continue to affect the availability or timing of recovery, as well as our ability to obtain insurance coverage at reasonable rates in the future. In some circumstances we may be entitled to certain legal protections or indemnifications from our customers through contractual provisions, laws or otherwise. However, these protections are not always available, are difficult to negotiate and obtain, are typically subject to certain terms or limitations, including the availability of funds, and may not be sufficient to cover our losses or liabilities.

- ***Depending upon the investment performance of plan assets, changes in actuarial assumptions, and legislative or other regulatory actions, pension and other postretirement benefit (OPB) obligations and related expenses and funding requirements may fluctuate significantly and could have a material adverse effect on our financial position, results of operations and/or cash flows.***

The company's pension and OPB obligations and related expenses are dependent upon the investment performance of plan assets and various assumptions, including discount and interest rates, mortality and the estimated long-term rates of return on plan assets. Changes in assumptions associated with our pension and OPB plans, the investment performance of plan assets, and gains or losses associated with changes in valuation of marketable securities related to our non-qualified plans and other non-operating assets could have a material adverse effect on our financial position, results of operations and/or cash flows.

Funding requirements for our pension plans, including Pension Benefit Guaranty Corporation premiums, are subject to legislative and other government regulatory actions. In accordance with government regulations, pension plan cost recoveries under our U.S. government contracts may occur in different periods from when they are recognized for financial statement purposes or when pension funding is made. These timing differences, as well as government challenges to pension and OPB cost recovery, could have a material adverse effect on our financial position, results of operations and/or cash flows.

- ***Business investments and/or recorded goodwill and other long-lived assets may become impaired, which could have a material adverse effect on our financial condition and/or results of operations.***

Goodwill is an intangible asset that we recognize in connection with acquisitions of third-party businesses. Goodwill accounts for approximately 34 percent of our total assets as of December 31, 2025. Other long-lived assets principally comprise property, plant and equipment (PP&E) used in operating our business. The cost of PP&E

utilized in support of our commercial business, including approximately $600 million of PP&E in our commercial space business, is not allocable to government contracts and is therefore subject to greater recoverability risk than PP&E utilized in support of our U.S. government contracts. Although the fair value of our reporting units and the net realizable value of our other long-lived assets currently exceed their respective carrying values, changes in business conditions, the market-based inputs used in our goodwill impairment test, or our assumptions related to the recoverability of our long-lived assets, could result in significant write-offs of goodwill or other long-lived assets.

FORWARD-LOOKING STATEMENTS AND PROJECTIONS

This Annual Report on Form 10-K and the information we are incorporating by reference contain statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "will," "expect," "anticipate," "intend," "may," "could," "should," "plan," "project," "forecast," "believe," "estimate," "guidance," "outlook," "trends," "goals" and similar expressions generally identify these forward-looking statements. Forward-looking statements include, among other things, statements relating to our future financial condition, results of operations and/or cash flows. Forward-looking statements are based upon assumptions, expectations, plans and projections that we believe to be reasonable when made, but which may change over time. These statements are not guarantees of future performance and inherently involve a wide range of risks and uncertainties that are difficult to predict. Specific risks that could cause actual results to differ materially from those expressed or implied in these forward-looking statements include, but are not limited to, those identified and discussed more fully in the section entitled "Risk Factors" and other important factors disclosed in this report and from time to time in our other filings with the SEC.

You are urged to consider the limitations on, and risks associated with, forward-looking statements and not unduly rely on the accuracy of forward-looking statements. These forward-looking statements speak only as of the date this report is first filed or, in the case of any document incorporated by reference, the date of that document. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

We recognize the critical importance of maintaining the safety and security of our systems and data and have a holistic process for overseeing and managing cybersecurity and related risks. This process is supported by both management and our Board of Directors.

The company's Chief Information and Digital Officer (CIDO) reports to the CEO. Our Chief Information Security Officer (CISO) reports to the CIDO and leads our cybersecurity functions. The CISO is responsible for the assessment and management of cybersecurity risk and the resiliency, protection and defense of our networks and systems. The CISO leads a team of cybersecurity professionals with broad experience and expertise, including in cybersecurity threat assessments and detection, mitigation technologies, cybersecurity training, incident response, cyber forensics, data protection, privacy, insider threats and regulatory compliance. The current CISO is an executive with extensive technical and operational experience in building and leading cybersecurity and resiliency teams in industry and the government.

Our Board of Directors is responsible for overseeing enterprise risk management activities in general, and each of our Board committees assists the Board in the role of risk oversight. The full Board receives an update on the company's risk management process and the risk trends related to cybersecurity at least annually. Periodic briefings are also provided when warranted by emerging risks. The Audit and Risk Committee specifically assists the Board in its oversight of risks related to cybersecurity. To help ensure effective oversight, the CISO briefs the Audit and Risk Committee on the company's information security and cybersecurity risk posture at least four times a year.

The company's Enterprise Risk Management Council (ERMC) considers risks relating to cybersecurity, among other significant risks, and applicable mitigation plans to address such risks. The ERMC is comprised of the Executive Leadership Team, as well as the Chief Accounting Officer, Chief Ethics and Compliance Officer, Corporate Secretary, Chief Environment, Quality and Safety Officer, Treasurer and Vice President, Internal Audit. The CIDO and CISO attend each ERMC meeting. The ERMC meets during the year and receives periodic updates from the CIDO and CISO on cybersecurity risks.

NORTHROP GRUMMAN CORPORATION

We have an established process governing our response to a cybersecurity incident from detection to mitigation, recovery, assessment, internal and external notifications and functional stakeholder engagements with legal, privacy and risk management, among others. Depending on the nature and severity of an incident, this process provides for escalating notification to our CEO and the Board (including our Lead Independent Director and the Audit and Risk Committee chair), as appropriate.

Our approach to cybersecurity risk management includes the following key elements:

- *Multi-Layered Defense and Real Time Monitoring* – We maintain a global cybersecurity program designed to identify, assess and manage material risks from cybersecurity threats. Our program is aligned with the National Institute of Standards and Technology (NIST) Cybersecurity Framework. We employ a defense-in-depth strategy that utilizes automation and intelligence-driven threat hunting methodologies, strictly enforced identity controls and real time monitoring to protect our networks and platform integrity. We continue to invest in our compliance capabilities, maintaining readiness for Cybersecurity Maturity Model Certification requirements and meeting evolving DoW standards. We protect our computing environments and products from cybersecurity threats through multi-layered defenses and apply lessons learned from our defense and monitoring efforts to help prevent future attacks. We are proactive — utilizing data analytics to detect anomalies and search for cyber threats. Our Cybersecurity Operations Center provides comprehensive cyber threat detection and response capabilities and maintains a 24x7 monitoring system which complements the technology, processes and threat detection techniques we use to monitor, manage and mitigate cybersecurity threats or vulnerabilities. From time to time, we engage third-party consultants or other advisors to assist in assessing, identifying and/or managing cybersecurity threats.

- *Periodic Assessment* – The cybersecurity program is subject to periodic internal assessments (including Internal Audit and penetration testing), independent third-party assessments and exercises. We periodically refine our processes to incorporate lessons learned from these assessments and exercises. Additionally, several external entities evaluate our cybersecurity program, including the U.S. Defense Contract Management Agency, the Defense Industrial Base Cybersecurity Assessment Center and a Cybersecurity Maturity Model Certification Third Party Assessment Organization, to assess and certify our cybersecurity regulatory compliance. We also engage with external auditors and consultants who conduct audits and assessments of our cybersecurity controls.

- *Insider Threats* – We maintain an insider threat program, led by our Vice President, Corporate and Enterprise Security, designed to identify, assess, and address potential risks from within our company. Our insider threat program, which is supported by the cybersecurity program, evaluates potential risks consistent with applicable laws and regulations, customer requirements and industry practices.

- *Information Sharing and Collaboration* – We work with government, customer, industry and/or supplier partners, such as the National Defense Information Sharing and Analysis Center and other government-industry partnerships, to gather and develop best practices and share information to address cyber threats. These relationships enable the rapid sharing of threat and vulnerability mitigation information across the defense industrial base and supply chain.

- *Third Party Risk Management* – We conduct cybersecurity assessments before sharing or allowing the hosting or processing of our sensitive data in computing environments managed by third parties. Our standard terms and conditions contain contractual provisions requiring certain cybersecurity and data protections and controls and require third parties to notify us promptly of cyber incidents or data breaches so that we can assess potential impact on us.

- *Training and Awareness* – We provide annual cybersecurity and information security awareness training to our employees with network access to help identify, avoid and mitigate cybersecurity threats and insider risks. This training also includes awareness about the policies and guidance associated with data privacy and protection of personal information, and protection and security of our company, customer and other third-party data. We regularly conduct targeted phishing exercises for employees on each company network. We also periodically host cybersecurity and ransomware tabletop exercises with management and other company functional stakeholders to practice rapid cyber incident response.

- *Supplier Engagement* – We provide training and other resources to our suppliers to support cybersecurity resiliency and data security principles in our supply chain in addition to any requirements from our customers, as a condition of doing business with us, and require them to complete information security questionnaires to review and assess any potential cyber-related risks depending on the nature of the services or products being provided.

- *Third Party Cybersecurity Service Providers* – We engage third party service providers to expand the capabilities and capacity of our cybersecurity program, including for design, monitoring and testing of the program's risk prevention and protection measures and process execution, including incident detection, investigation, analysis and response, eradication and recovery.

- *Product Security* – We provide cyber threat intelligence to, and collaboration with, our product security teams and share expertise in cyber vulnerability, exploit and resilience technology that can be applied to network infrastructure and company product offerings.

While we have experienced cybersecurity incidents in the past, to date none have materially affected the company or our financial position, results of operations and/or cash flows. We continue to invest in the cybersecurity and resiliency of our networks and products and to enhance our internal controls and processes, which are designed to help protect our programs, systems and infrastructure, and the information they contain. For more information regarding the risks we face from cybersecurity threats, please see "Risk Factors."

Item 2. Properties

At December 31, 2025, we had approximately 53 million square feet of floor space at 446 separate locations, primarily in the U.S., for manufacturing, warehousing, research and testing, administration and various other uses. We leased to third parties approximately 42,000 square feet of our owned and leased facilities. The company's major operations are at the following locations:

Aeronautics Systems
Sierra Vista, AZ; El Segundo, Mojave, Palmdale and San Diego, CA; Melbourne and St. Augustine, FL; Iuka and Moss Point, MS; Beavercreek, OH; Oklahoma City, OK; and Clearfield and Layton, UT.

Defense Systems
Huntsville and Madison, AL; Mesa, AZ; Northridge, CA; Warner Robins, GA; Lake Charles, LA; Elkton, MD; Elk River and Plymouth, MN; Ogden and Roy, UT; Dulles, McLean and Radford, VA; and Keyser, WV. Locations outside the U.S. include Australia.

Mission Systems
Manhattan Beach, McClellan, San Diego, Sunnyvale and Woodland Hills, CA; Apopka, FL; Rolling Meadows, IL; Annapolis, Annapolis Junction, Baltimore, Elkridge, Halethorpe, Linthicum and Sykesville, MD; Bethpage and Williamsville, NY; Cincinnati, OH; Salt Lake City, UT; and Chantilly, Charlottesville and Waynesboro, VA. Locations outside the U.S. include France, Germany, Italy and the United Kingdom.

Space Systems
Huntsville, AL; Chandler and Gilbert, AZ; Azusa, Carson, Los Angeles, Manhattan Beach, Oxnard, Redondo Beach and San Diego, CA; Aurora, Boulder and Colorado Springs, CO; Beltsville, Elkridge and Hanover, MD; Devens, MA; Clearfield, Corinne, Magna, Salt Lake City and Tremonton, UT; and Dulles, Fairfax, McLean and Sterling, VA.

Corporate
Falls Church, VA.

The following is a summary of our floor space at December 31, 2025:

Square feet (in thousands)	Owned	Leased	U.S. Government Owned/Leased	Total
Aeronautics Systems	3,050	7,020	3,414	13,484
Defense Systems	1,009	4,418	2,304	7,731
Mission Systems	8,243	4,243	—	12,486
Space Systems	10,321	7,516	559	18,396
Corporate	372	226	—	598
Total	22,995	23,423	6,277	52,695

We maintain our properties in good operating condition and believe the productive capacity of our properties is adequate to meet current contractual requirements and those for the foreseeable future.

Item 3. Legal Proceedings

We have provided information about certain legal proceedings in which we are involved in Notes 10 and 11 to the consolidated financial statements.

We are a party to various investigations, lawsuits, arbitration, claims, enforcement actions and other legal proceedings, including government investigations and claims, that arise in the ordinary course of our business. These types of matters could result in administrative, civil or criminal fines, penalties or other sanctions (which terms include judgments or convictions and consent or other voluntary decrees or agreements); compensatory, treble or other damages; non-monetary relief; or other liabilities. Government regulations provide that certain allegations against a contractor may lead to suspension or debarment from future government contracts or suspension of export privileges for the company or one or more of its components. The nature of legal proceedings is such that we cannot assure the outcome of any particular matter. For additional information on pending matters, please see Notes 10 and 11 to the consolidated financial statements, and for further information on the risks we face from existing and future investigations, lawsuits, arbitration, claims, enforcement actions and other legal proceedings, please see "Risk Factors."

Consistent with SEC Regulation S-K Item 103, we have elected to disclose those environmental proceedings with a governmental entity as a party where the company reasonably believes such proceeding would result in monetary sanctions, exclusive of interest and costs, of $1.0 million or more.

Item 4. Mine Safety Disclosures

No information is required in response to this item.

NORTHROP GRUMMAN CORPORATION

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

COMMON STOCK

We have 800,000,000 shares authorized at a $1 par value per share, of which 141,997,194 shares and 144,952,026 shares were issued and outstanding as of December 31, 2025 and 2024, respectively.

PREFERRED STOCK

We have 10,000,000 shares authorized at a $1 par value per share, of which no shares were issued and outstanding as of December 31, 2025 and 2024.

MARKET INFORMATION

Our common stock is listed on the New York Stock Exchange and trades under the symbol NOC.

HOLDERS

As of January 22, 2026, there were 16,994 common shareholders of record.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The table below summarizes our repurchases of common stock during the three months ended December 31, 2025.

Period	Number of Shares Purchased	Average Price Paid per Share[1]	Number of Shares Purchased as Part of Publicly Announced Plans or Programs[2]	Approximate Dollar Value of Shares that May Yet Be Purchased under the Plans or Programs ($ in millions)[2]
September 27, 2025 - October 24, 2025	111,974	$ 609.37	111,974	$ 2,923
October 25, 2025 - November 21, 2025	405,703	571.55	405,703	2,691
November 22, 2025 - December 31, 2025	277,220	566.31	277,220	2,534
Total	794,897	$ 575.05	794,897	$ 2,534

[1] Excludes commissions paid and other costs of execution, including taxes.

[2] On December 11, 2024, the company's board of directors authorized a new share repurchase program of up to an additional $3.0 billion in share repurchases of the company's common stock. Repurchases under the program commenced in September 2025. All repurchases of common stock during the three months ended December 31, 2025 were made pursuant to this program. By its terms, the program will expire when the company has used all authorized funds for repurchases.

Share repurchases take place from time to time, subject to market and regulatory conditions and management's discretion, in the open market or in privately negotiated transactions. The company retires its common stock upon repurchase and, in the periods presented, has not made any purchases of common stock other than in connection with these publicly announced repurchase programs.

See Note 2 to the consolidated financial statements for further information on our share repurchase programs.

NORTHROP GRUMMAN CORPORATION

STOCK PERFORMANCE GRAPH

The following graph compares the cumulative total return, assuming reinvestment of dividends, over a five-year period of $100 invested at the close of business on December 31, 2020, in Northrop Grumman Stock, the Standard & Poor's (S&P) 500 Index and the S&P Aerospace & Defense (A&D) Index.

Comparison of Cumulative Five Year Total Return



The S&P A&D Index is comprised of Axon Enterprise, Inc., The Boeing Company, General Dynamics Corporation, General Electric Company, Howmet Aerospace Inc., Huntington Ingalls Industries Inc., L3Harris Technologies, Inc., Lockheed Martin Corporation, Northrop Grumman Corporation, RTX Corporation, Textron Inc., and TransDigm Group Incorporated.

This graph is not deemed to be "filed" with the SEC or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the Exchange Act), and should not be deemed to be incorporated by reference into any of our prior or subsequent filings under the Securities Act of 1933 or the Exchange Act.

Item 6. [Reserved]

NORTHROP GRUMMAN CORPORATION

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

The following discussion should be read along with the financial statements included in this Form 10-K, as well as Part II, "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" (MD&A) of our Form 10-K for the year ended December 31, 2024 ("2024 Annual Report on Form 10-K"). To the extent the January 1, 2025 SSAS realignment impacted the disclosures in the 2024 Annual Report on Form 10-K, we recast those prior year disclosures herein.

Divestiture of Training Services Business

On May 24, 2025 (the "Divestiture date"), the company completed its previously announced sale of substantially all of the Immersive Mission Solutions (IMS) operating unit of Defense Systems (the "training services" business or "divestiture") for $333 million in cash and recorded a pre-tax gain on sale of $231 million. IMS is a provider of mission training and satellite ground network communications software for U.S. government customers. Operating results include sales and operating income for the training services business prior to the Divestiture date.

Global Security Environment

The U.S. and its allies continue to face a global security environment of heightened tensions and instability, threats from state and non-state actors, including in particular major global powers, as well as terrorist organizations, increasing nuclear tensions, diverse regional security concerns and political instability. The market for defense products, services and solutions globally is driven by these complex and evolving security challenges, considered in the broader context of political and socioeconomic circumstances and priorities. Our operations and financial performance, as well as demand for our products and services, are impacted by these events, including global unrest. The same is true for our suppliers and other business partners.

The ongoing conflict in Ukraine, recent events in Venezuela and threats elsewhere, particularly in the Middle East and the Western Pacific region, have increased global tensions and instability and highlighted security requirements globally, including in Europe, the Middle East, the Pacific region and Latin America, as well as the U.S. These conflicts have resulted in and may continue to result in increased demand for defense products and services from allies and partner nations, particularly in those regions. For example, we experienced an increase in demand for certain of our products and services directly and indirectly related to the conflict in Ukraine. We continue to monitor developments in these regions, but have not experienced, and do not anticipate experiencing, significant adverse financial impacts directly from these conflicts.

We believe the current global security environment, characterized by significant national security threats to the U.S. and its allies, continues to highlight the need for strong deterrence and robust defense capabilities, and we are actively evaluating both opportunities and risks associated with this environment. We believe our capabilities, particularly in space, C4ISR, air and missile defense, battle management, advanced weapons, strategic deterrence, survivable aircraft and mission systems should help our customers in the U.S. and globally defend against current and future threats and, as a result, continue to position us for long-term profitable business growth.

Global Economic Environment

Over the past several years, the global economic environment has experienced challenges, including inflationary pressures; widespread delays and disruptions in supply chains; business slowdowns or shutdowns; workforce challenges and labor shortfalls; and market volatility. These macroeconomic factors can and have contributed, and could continue to contribute, to increased costs, delays, disruptions and other performance challenges, as well as increased competing demands for limited resources to address such increased costs and other challenges, for our company, our suppliers and partners, and our customers. We continue to work to address challenges to our business caused by the macroeconomic environment. We have seen progress in the supply chain as on-time deliveries and quality continue to improve. In remaining areas of pressure, we are proactively working with our suppliers to help meet our contract commitments.

In addition, although interest rates have declined over the past year, they remain elevated compared to recent years and have raised the cost of borrowing for governments. If rates increase or remain elevated, it could impact government spending priorities (in the U.S. and allied countries, in particular), including the demand for defense products. Economic tensions and changes in international trade policies, including, for example, the widespread tariffs announced since last year by the U.S. on its major trading partners, higher tariffs on imported goods and materials and actions taken in response (such as retaliatory tariffs or other trade protectionist measures or the renegotiation of free trade agreements), could also further impact the global market for defense products, services and solutions. The full impact of these governmental actions on macroeconomic conditions and on our business is uncertain, difficult to predict and depends on a number of factors, including the extent and duration of tariffs, any reversal or temporary suspension of announced tariffs, the availability of exemptions, changes in the amount and scope of tariffs, the imposition of new tariffs and other measures that target countries may take in response to U.S. trade policies, and possible resulting general inflationary pressures in the global economy. We are continuing to monitor the impact on our business, suppliers and customers, but do not believe that the tariffs in effect at this time will have a material adverse effect on our business.

U.S. Political, Budget and Regulatory Environment

The U.S. continues to face an uncertain and evolving political, budget and regulatory environment. In particular, it is difficult to predict the specific course of future defense budgets. Current and future requirements related to the conflict in Ukraine and threats in the Middle East, the Western Pacific and Latin America and other security priorities, as well as the macroeconomic environment, the national debt, and other domestic priorities, among other things, in the U.S. and globally, will continue to impact our customers' budgets, spending and priorities, and our industry. The U.S. political environment may also impact defense budgets and priorities, issues related to the national debt, and government spending more broadly. We anticipate that issues related to budgetary priorities, defense spending levels and the debt ceiling will continue to be subjects of considerable debate, with a potentially significant impact on our programs and the company.

On July 4, 2025, the FY 2025 reconciliation bill titled the One Big Beautiful Bill Act (the "OBBBA") was enacted. The OBBBA allocates approximately $150 billion in funds for defense spending, including funding for air and missile defense, munitions, strategic deterrence, shipbuilding and supply chains and other military capabilities, and the appropriated funds will remain available to be obligated until September 30, 2029 and expended through FY 2034. The OBBBA is expected to result in increased investments by the DoW in defense modernization projects and Pacific region deterrence, among other programs. See Note 6 to the financial statements for additional information on key income tax provisions of the OBBBA.

Annual appropriations to fund the federal government for FY 2026 have not yet been enacted. On October 1, 2025, the U.S. Government entered a shutdown, which ended on November 12, 2025. The federal government is currently operating under a continuing resolution ("CR") that extends funding for most agencies (including DoW) until January 30, 2026. It remains uncertain when the government will approve FY 2026 appropriations and what levels of funding the appropriations will provide. Government operations under an extended CR or a government shutdown could have adverse impacts on our programs and new starts, in particular, and the U.S. Government's ability to make timely payments.

The Presidential Administration (the "Administration") has issued numerous executive orders, including orders to undertake a comprehensive overhaul of the Federal Acquisition Regulation, to reform the DoW defense acquisition process and, more recently, to address underperformance and insufficient prioritization of government contracts, insufficient investment in production and production speed and incentive compensation metrics applicable to defense contractors. See "Risk factors" for further discussion regarding risks associated with executive orders and regulatory changes. Some of the Administration's executive orders are subject to ongoing court challenges. Implementation of certain of these executive orders could adversely affect our business or create a more challenging or costly regulatory, operating and economic environment.

In light of the ongoing conflicts and heightened global instability as well as political tensions and related legal challenges, we expect continued uncertainty in the global security, U.S. political, budget and regulatory environment. Initiatives to reduce governmental spending, federal budget and debt ceiling action, and further changes in U.S. government policy positions, including trade and foreign policy, tax policy and DoW policies or priorities, could materially impact defense spending broadly and the company's programs in particular.

B-21 Program

In 2015, the U.S. Air Force awarded Northrop Grumman the B-21 contract, which includes a base contract for engineering and manufacturing development (EMD) and five low-rate initial production (LRIP) options for a baseline total of 21 aircraft. The EMD phase of the program is largely cost type and began at contract award. The LRIP options are largely fixed price and are expected to continue to be awarded and executed through approximately the end of the decade. In addition to the five LRIP options, Northrop Grumman and the U.S. Air Force have established not to exceed (NTE) pricing for additional aircraft up to unit 40. The average NTE value for these subsequent lots is above the average unit price of the five LRIP lots, and the NTE lots include an economic price adjustment clause to help protect against certain inflationary pressures. Final terms, quantity, and pricing for these subsequent lots are not fully negotiated. We are in discussions with the U.S. Air Force regarding the potential for an accelerated production rate on the program. While the ultimate outcome of these discussions remains uncertain, we currently expect any agreement to accelerate production rate would require future investment by the company to expand production capacity along with the opportunity to earn improved returns on the LRIP and NTE phases of the program.

During the fourth quarter of 2023, we recognized a projected loss of $1.56 billion across the five LRIP options. During the first quarter of 2025, we recognized an additional $477 million loss across the five LRIP options. During the fourth quarter of 2025, we again reviewed our estimated profitability on the LRIP phase of the program and made no significant changes to the previously recognized loss.

The company's 2025 results reflect our current best estimate of cost to complete the LRIP and NTE aircraft, as well as the outcome of ongoing discussions with our suppliers. If our estimated cost to complete the aircraft changes, if we reach an agreement with the customer regarding an accelerated production rate, or if our assumptions regarding contract performance, quantities, supplier negotiations, or funding to mitigate the impact of macroeconomic disruptions are resolved more or less favorably than what we have estimated, our financial position, results of operations and/or cash flows could be materially affected.

Sentinel Program

In 2020, the U.S. Air Force awarded Northrop Grumman a $13.3 billion contract for the EMD phase of the Sentinel program. In January 2024, the U.S. Air Force provided congressional notification that the Sentinel program was under a Nunn-McCurdy breach review, which is required when total program cost estimates exceed certain defined thresholds. This notification, which had been driven primarily by increases in cost estimates for the Production and Deployment phases, commenced the process to achieve certification for continuance of the program and update its baseline cost estimates. We are currently executing under a cost-type contract for the EMD phase, and the Production and Deployment phases are yet to be priced and negotiated.

In July 2024, the Sentinel program was certified for continuation by the DoW upon completion of the Nunn-McCurdy breach review. In connection with the certification, the DoW directed that the program be restructured, including plans for infrastructure related to the command and launch segment, which was the main driver of the increased cost estimates for the Production and Deployment phases.

During the second quarter of 2025, we partnered with the U.S. Air Force in defining the preliminary execution framework necessary for successful restructure of the program. The program restructure will include a revision to the acquisition strategy, joint establishment of a new program baseline, and other critical preparation activities necessary to re-accomplish Milestone B approval. Based on this preliminary execution framework, we updated our estimated profitability on the program and recognized a $76 million favorable estimate-at-completion (EAC) adjustment during the second quarter of 2025 largely related to our expectations for achieving certain contract incentives.

During the fourth quarter of 2025, we reviewed our estimated profitability on the Sentinel program and made no significant changes. If our estimated cost to complete the restructured EMD effort or our expectations for achieving contract incentives are more or less favorable than what we have estimated, our financial position, results of operations and/or cash flows could be materially affected.

Operating Performance Assessment and Reporting

We manage and assess our business based on our performance on contracts and programs (typically larger contracts or two or more closely-related contracts). We recognize sales from our portfolio of long-term contracts as control is transferred to the customer, primarily over time on a cost-to-cost basis (cost incurred relative to costs estimated at completion). As a result, sales tend to fluctuate in concert with costs incurred across our large portfolio of contracts. Due to the applicable FAR and CAS requirements that govern our U.S. government business, most types of costs are allocable to U.S. government contracts. As such, we do not focus on individual cost groupings (such as manufacturing, engineering and design labor, subcontractor, material, overhead and general and administrative (G&A) costs), as much as we do on total contract cost, which is the key driver of our sales and operating income.

In evaluating our operating performance, we primarily focus on changes in sales and operating margin rates. Where applicable, significant fluctuations in operating performance attributable to individual contracts or programs, or changes in a specific cost element across multiple contracts, are described in our analysis. Based on this approach and the nature of our operations, the discussion of results of operations below first focuses on our four segments before distinguishing between products and services. Changes in sales are generally described in terms of volume, while changes in operating margin rates are generally described in terms of performance and/or contract mix. For purposes of this discussion, volume generally refers to increases or decreases in sales or cost from production/ service activity levels and performance generally refers to non-volume-related changes in profitability, which are typically described in terms of changes in net EAC adjustments. Contract mix generally refers to changes in the ratio of contract type and/or life cycle (e.g., cost-type, fixed-price, development, production, and/or sustainment). Contract mix can also refer to differences in the profitability of the programs that drive changes in sales (e.g., sales growth or decreases on programs with accretive or dilutive margin rates).

CONSOLIDATED OPERATING RESULTS

Non-GAAP Financial Measures
For purposes of the operating results discussion below, we assess our performance using certain financial measures that are not calculated in accordance with accounting principles generally accepted in the United States of America ("GAAP" or "FAS"), as follows:

- Organic sales is defined as total sales excluding sales attributable to the company's former training services business. This measure may be useful to investors and other users of our financial statements as a supplemental measure in evaluating the company's underlying sales growth as well as in understanding our ongoing business and future sales trends by presenting the company's sales adjusted for the impact of the divestiture.

- Mark-to-market adjusted net earnings (MTM-adjusted net earnings) and MTM-adjusted earnings per share (MTM-adjusted EPS) exclude MTM pension and OPB benefit (expense) and related tax impacts, which are generally only recognized during the fourth quarter. These non-GAAP measures may be useful to investors and other users of our financial statements as supplemental measures in evaluating the company's underlying financial performance by presenting the company's operating results before the non-operational impact of pension and OPB actuarial gains and losses. These measures are also consistent with how management views the underlying performance of the business as the impact of MTM accounting is not considered in management's assessment of the company's operating performance or in its determination of incentive compensation awards.

We reconcile these non-GAAP financial measures to their most directly comparable GAAP financial measures below. These non-GAAP measures may not be defined and calculated by other companies in the same manner and should not be considered in isolation or as an alternative to operating results presented in accordance with GAAP.

Financial Highlights
Selected financial highlights are presented in the table below:

$ in millions, except per share amounts	Year Ended December 31			% Change in	
	2025	2024	2023	**2025**	2024
Sales	**$ 41,954**	$ 41,033	$ 39,290	**2 %**	4 %
Operating costs and expenses	**37,674**	36,663	36,753	**3 %**	— %
Operating costs and expenses as a % of sales	**89.8 %**	*89.4 %*	*93.5 %*		
Gain on sale of business	**231**	—	—	**NM**	— %
Operating income	**4,511**	4,370	2,537	**3 %**	72 %
Operating margin rate	**10.8 %**	*10.6 %*	*6.5 %*		
Mark-to-market pension and OPB benefit (expense)	**527**	443	(422)	**19 %**	NM
Federal and foreign income tax expense	**886**	842	290	**5 %**	190 %
Effective income tax rate	**17.5 %**	*16.8 %*	*12.4 %*		
Net earnings	**4,182**	4,174	2,056	**— %**	103 %
Diluted earnings per share	**$ 29.08**	$ 28.34	$ 13.53	**3 %**	109 %

NORTHROP GRUMMAN CORPORATION

Sales

The table below reconciles sales to organic sales:

$ in millions	Year Ended December 31			% Change in	
	2025	2024	2023	**2025**	2024
Sales	$ **41,954**	$ 41,033	$ 39,290	**2 %**	4 %
Less: Training services sales	**(112)**	(304)	(302)		
Organic sales	$ **41,842**	$ 40,729	$ 38,988	**3 %**	4 %

2025 sales increased $921 million, or 2 percent, due to higher sales of $1.1 billion at Mission Systems, $603 million at Defense Systems, net of a $192 million reduction related to the training services divestiture, and $596 million at Aeronautics Systems. These increases were partially offset by $960 million of lower sales at Space Systems, largely due to a $738 million sales reduction associated with wind-down of work on the restricted space and NGI programs, and $425 million of higher intercompany eliminations.

See "Segment Operating Results" below for further information by segment and "Product and Service Analysis" for product and service detail. See Note 15 to the consolidated financial statements for information regarding the company's sales by customer type, contract type and geographic region for each of our segments.

Operating Income and Margin Rate

2025 operating income increased $141 million, or 3 percent, primarily due to a $231 million pre-tax gain on sale for the training services divestiture and a $218 million increase in the FAS/CAS operating adjustment. These increases were partially offset by a $167 million decrease in segment operating income, primarily driven by $423 million of lower operating income at Aeronautics Systems reflecting the first quarter B-21 loss provision, and a $126 million increase in non-divestiture-related unallocated corporate expense largely driven by higher deferred state tax expense. 2025 operating margin rate increased to 10.8 percent from 10.6 percent reflecting the items above.

2025 G&A costs as a percentage of sales of 9.6 percent were comparable to the prior year.

See "Segment Operating Results" below for further information by segment. For further information regarding product and service operating costs and expenses, see "Product and Service Analysis" below.

Mark-to-Market Pension and OPB Benefit/Expense

The primary components of pre-tax MTM benefit (expense) are presented in the table below:

$ in millions	Year Ended December 31		
	2025	2024	2023
Actuarial (losses) gains on projected benefit obligation	$ **(609)**	$ 1,314	$ (1,489)
Actuarial gains (losses) on plan assets	**1,136**	(871)	1,067
MTM benefit (expense)	$ **527**	$ 443	$ (422)

The 2025 MTM benefit of $527 million was primarily driven by actual net plan asset returns of 11.3 percent compared to our 7.5 percent asset return assumption, partially offset by a 15 basis point decrease in the discount rate from year end 2024.

Federal and Foreign Income Taxes

In July 2025, the OBBBA was enacted. Key income tax-related provisions of the OBBBA include the repeal of mandatory capitalization of research and development expenditures under Internal Revenue Code (IRC) Section 174 (reinstating full expensing beginning in 2025), extension of bonus depreciation, and revisions to international tax regimes. The company recognized the income tax effects of the OBBBA in its 2025 financial statements.

2025 income tax expense increased $44 million, or 5 percent, due to a higher effective tax rate (ETR) and higher earnings before income taxes. The 2025 ETR increased to 17.5 percent from 16.8 percent in 2024 primarily due to a net reduction in tax reserves in the prior year, lower research credits principally due to enactment of the OBBBA, and additional income tax expense related to nondeductible goodwill in the divested training services business. These increases were partially offset by lower interest expense on unrecognized tax benefits. The MTM benefit in both 2025 and 2024 increased each respective year's ETR by 0.4 percentage points. See Note 6 to the consolidated financial statements for additional information.

Net Earnings

The table below reconciles net earnings to MTM-adjusted net earnings:

$ in millions	Year Ended December 31			% Change in	
	2025	2024	2023	**2025**	2024
Net earnings	**$ 4,182**	$ 4,174	$ 2,056	**— %**	103 %
MTM (benefit) expense	**(527)**	(443)	422	**19 %**	NM
MTM-related deferred state tax expense (benefit)[1]	**28**	23	(22)	**22 %**	NM
Federal tax expense (benefit) of items above[2]	**105**	88	(84)	**19 %**	NM
MTM adjustment, net of tax	**(394)**	(332)	316	**19 %**	NM
MTM-adjusted net earnings	**$ 3,788**	$ 3,842	$ 2,372	**(1)%**	62 %

[1] The deferred state tax impact in each period was calculated using the company's blended state tax rate of 5.25 percent and is included in Unallocated corporate expense within operating income.

[2] The federal tax impact in each period was calculated by subtracting the deferred state tax impact from MTM (benefit) expense and applying the 21 percent federal statutory rate.

2025 net earnings were comparable to the prior year and reflect the $141 million increase in operating income described above and an $84 million increase in our MTM benefit, partially offset by a $115 million decrease in the non-operating FAS pension benefit, $44 million of higher interest expense and a $44 million increase in income tax expense.

Diluted Earnings Per Share

The table below reconciles diluted earnings per share to MTM-adjusted EPS:

	Year Ended December 31			% Change in	
	2025	2024	2023	**2025**	2024
Diluted earnings per share	**$ 29.08**	$ 28.34	$ 13.53	**3 %**	109 %
MTM (benefit) expense per share	**(3.66)**	(3.02)	2.78	**21 %**	NM
MTM-related deferred state tax expense (benefit) per share[1]	**0.19**	0.16	(0.14)	**19 %**	NM
Federal tax expense (benefit) of items above per share[2]	**0.73**	0.60	(0.56)	**22 %**	NM
MTM adjustment per share, net of tax	**(2.74)**	(2.26)	2.08	**21 %**	NM
MTM-adjusted EPS	**$ 26.34**	$ 26.08	$ 15.61	**1 %**	67 %

[1] The deferred state tax impact in each period was calculated using the company's blended state tax rate of 5.25 percent and is included in Unallocated corporate expense within operating income.

[2] The federal tax impact in each period was calculated by subtracting the deferred state tax impact from MTM (benefit) expense and applying the 21 percent federal statutory rate.

2025 diluted earnings per share increased $0.74, or 3 percent, reflecting comparable net earnings and a 2 percent reduction in weighted-average diluted shares outstanding.

SEGMENT OPERATING RESULTS

Basis of Presentation

The company is aligned in four operating sectors, which also comprise our reportable segments: Aeronautics Systems, Defense Systems, Mission Systems and Space Systems.

Effective January 1, 2025, the company realigned the Strike and Surveillance Aircraft Solutions (SSAS) business unit from Defense Systems to Aeronautics Systems. This realignment is reflected in the financial information contained in this report.

NORTHROP GRUMMAN CORPORATION

For a more complete description of each segment's products and services, see "Business."

Segment Operating Income and Margin Rate
Segment operating income, as reconciled in the table below, and segment operating margin rate (segment operating income divided by sales) are non-GAAP measures that reflect the combined operating income of our four segments less the operating income associated with intersegment sales. Segment operating income includes pension expense allocated to our sectors under FAR and CAS and excludes FAS pension service expense and unallocated corporate items (certain corporate-level expenses, which are not considered allowable or allocable under applicable FAR and CAS requirements, and costs not considered part of management's evaluation of segment operating performance). These non-GAAP measures may be useful to investors and other users of our financial statements as supplemental measures in evaluating the financial performance and operational trends of our sectors. These measures may not be defined and calculated by other companies in the same manner and should not be considered in isolation or as alternatives to operating results presented in accordance with GAAP.

$ in millions	Year Ended December 31			% Change in	
	2025	2024	2023	**2025**	2024
Operating income	**$ 4,511**	$ 4,370	$ 2,537	**3 %**	72 %
Operating margin rate	*10.8 %*	*10.6 %*	*6.5 %*		
Reconciliation to segment operating income:					
CAS pension expense	**(475)**	(279)	(154)	**70 %**	81 %
FAS pension service expense	**217**	239	236	**(9)%**	1 %
FAS/CAS operating adjustment	**(258)**	(40)	82	**545 %**	NM
Gain on sale of business	**(231)**	—	—	**NM**	— %
Training services divestiture - unallowable state taxes and transaction costs	**20**	5	—	**300 %**	NM
Intangible asset amortization and PP&E step-up depreciation	**84**	97	122	**(13)%**	(20)%
Deferred state tax expense (benefit) of MTM adjustment[1]	**28**	23	(22)	**22 %**	NM
Deferred state tax benefit of B-21 loss provisions[1]	**(25)**	—	(82)	**NM**	NM
Other unallocated corporate expense	**248**	89	123	**179 %**	(28)%
Unallocated corporate expense	**124**	214	141	**(42)%**	52 %
Segment operating income	**$ 4,377**	$ 4,544	$ 2,760	**(4)%**	65 %
Segment operating margin rate	*10.4 %*	*11.1 %*	*7.0 %*		

[1] Represents the deferred state tax expense (benefit) associated with MTM benefit (expense) and the B-21 loss provisions, which are recorded in Unallocated corporate expense consistent with other changes in deferred state taxes.

Segment Operating Income and Margin Rate
2025 segment operating income decreased $167 million, or 4 percent, primarily due to $423 million of lower operating income at Aeronautics Systems reflecting the first quarter B-21 loss provision and $71 million of lower operating income at Space Systems, partially offset by higher operating income of $229 million at Mission Systems and $155 million at Defense Systems. Segment operating margin rate decreased to 10.4 percent primarily due to the B-21 loss provision at Aeronautics Systems, partially offset by higher operating margin rates at Defense Systems, Mission Systems and Space Systems.

FAS/CAS Operating Adjustment
The 2025 FAS/CAS operating adjustment reflects higher CAS pension expense largely driven by plan asset returns in prior years and changes in certain CAS actuarial assumptions as of December 31, 2024.

Unallocated Corporate Expense
The decrease in 2025 unallocated corporate expense is primarily due to a $231 million gain on the sale of our training services business. Non-divestiture-related unallocated corporate expense increased primarily due to higher deferred state tax expense largely related to the repeal of mandatory capitalization of research and development expenditures under IRC Section 174.

NORTHROP GRUMMAN CORPORATION

Net EAC Adjustments - We record changes in estimated contract earnings at completion (net EAC adjustments) using the cumulative catch-up method of accounting. Net EAC adjustments can have a significant effect on reported sales, operating income and margin rate.

The aggregate favorable and unfavorable EAC adjustments are presented in the table below:

	Year Ended December 31		
$ in millions	**2025**	2024	2023
Favorable EAC adjustments	$ **1,696**	$ 1,461	$ 1,314
Unfavorable EAC adjustments	**(1,487)**	(1,111)	(1,230)
Net EAC adjustments	$ **209**	$ 350	$ 84

Net EAC adjustments by segment are presented in the table below:

	Year Ended December 31		
$ in millions	**2025**	2024	2023
Aeronautics Systems	$ **(186)**	$ 157	$ (38)
Defense Systems	**168**	90	82
Mission Systems	**192**	59	149
Space Systems	**47**	42	(101)
Eliminations	**(12)**	2	(8)
Net EAC adjustments	$ **209**	$ 350	$ 84

AERONAUTICS SYSTEMS

Aeronautics Systems is a leader in the design, development, production, integration, sustainment and modernization of military aircraft systems for the U.S. Air Force, the U.S. Navy, other U.S. government agencies, and international customers. Major products include strategic long-range strike aircraft; tactical fighter and air dominance aircraft; airborne battle management and command and control systems; and uncrewed autonomous aircraft systems, including high-altitude long-endurance (HALE) strategic intelligence, surveillance and reconnaissance (ISR) systems.

	Year Ended December 31			% Change in	
$ in millions	**2025**	2024	2023	**2025**	2024
Sales	**$ 12,992**	$ 12,396	$ 11,164	**5 %**	11 %
Operating income (loss)	**813**	1,236	(416)	**(34)%**	NM
Operating margin rate	**6.3 %**	*10.0 %*	*(3.7)%*		

Sales
2025 sales increased $596 million, or 5 percent, primarily due to a $385 million increase on F-35 largely driven by material volume, a $379 million increase on TACAMO as that program ramps, and higher volume on the E-2 and B-21 programs. These increases were partially offset by lower sales on other restricted programs and a $106 million decrease on F/A-18 as final production deliveries were completed.

Operating Income
2025 operating income decreased $423 million and operating margin rate decreased to 6.3 percent primarily due to a $477 million loss provision recorded on the LRIP phase of the B-21 program in the first quarter of 2025. This was partially offset by higher net EAC adjustments across the portfolio.

DEFENSE SYSTEMS

Defense Systems is a leader in the design, engineering, development, integration and production of strategic deterrent systems, advanced tactical weapons, and missile defense solutions for the U.S. military and a broad range of international customers. Major products and services include strategic missiles; integrated, all-domain command and control (C2) systems; precision strike weapons; advanced propulsion, including tactical solid rocket motors and high speed air-breathing and hypersonic systems; high-performance gun systems, ammunition, precision munitions and advanced fuzes; and weapons integration, modernization, and sustainment.

NORTHROP GRUMMAN CORPORATION

$ in millions	Year Ended December 31			% Change in	
	2025	2024	2023	**2025**	2024
Sales	**$ 8,002**	$ 7,399	$ 7,185	**8 %**	3 %
Less: Training services sales	**(112)**	(304)	(302)		
Organic sales	**$ 7,890**	$ 7,095	$ 6,883	**11 %**	3 %
Operating income	**$ 871**	$ 716	$ 684	**22 %**	5 %
Operating margin rate	***10.9 %***	*9.7 %*	*9.5 %*		

Sales

2025 sales increased $603 million, or 8 percent, primarily due to a $224 million increase on Sentinel as that program continues to ramp, a $185 million increase on armament programs, including military ammunition programs, a $153 million increase in sales from new awards across the IBCS program portfolio, and higher volume due to material timing on the GMLRS program. These increases were partially offset by a $192 million reduction in sales related to the divested training services business.

Operating Income

2025 operating income increased $155 million, or 22 percent, due to a higher operating margin rate and higher sales. Operating margin rate increased to 10.9 percent from 9.7 percent primarily due to higher net EAC adjustments, including a $76 million favorable EAC adjustment on the Sentinel program during the second quarter of 2025.

MISSION SYSTEMS

Mission Systems is a leader in advanced mission solutions and multifunction systems, primarily for the U.S. defense and intelligence community, and international customers. Major products and services include radar, electro-optical/infrared (EO/IR) and acoustic sensors; command, control, communications and computers, intelligence, surveillance and reconnaissance (C4ISR) systems; electronic warfare systems; advanced communications and network systems; advanced microelectronics; navigation and positioning sensors; maritime power, propulsion and payload launch systems; full spectrum cyber solutions; and intelligence processing systems.

$ in millions	Year Ended December 31			% Change in	
	2025	2024	2023	**2025**	2024
Sales	**$ 12,506**	$ 11,399	$ 10,895	**10 %**	5 %
Operating income	**1,827**	1,598	1,609	**14 %**	(1)%
Operating margin rate	***14.6 %***	*14.0 %*	*14.8 %*		

Sales

2025 sales increased $1.1 billion, or 10 percent, primarily due to continued ramp-up on restricted airborne radar programs, as well as higher sales of $161 million on marine systems programs, $141 million on international ground-based radar programs and $105 million on communications programs, as several programs ramp up following new awards.

Operating Income

2025 operating income increased $229 million, or 14 percent, due to higher sales and a higher operating margin rate. Operating margin rate increased to 14.6 percent from 14.0 percent primarily due to higher net EAC adjustments, including a $68 million favorable EAC adjustment recorded in the third quarter of 2025 in the restricted advanced microelectronics portfolio, partially offset by investments made by the sector in connection with restricted business opportunities during the first quarter of 2025.

NORTHROP GRUMMAN CORPORATION

SPACE SYSTEMS

Space Systems is a leader in delivering end-to-end mission solutions through the design, development, integration, production and operation of space, missile defense, and launch systems for national security, civil government, commercial and international customers. Major products include satellites and spacecraft systems, subsystems, sensors and payloads; ground systems; missile defense systems and interceptors; and launch vehicles and related propulsion systems.

$ in millions	Year Ended December 31			% Change in	
	2025	2024	2023	**2025**	2024
Sales	**$ 10,771**	$ 11,731	$ 11,873	**(8)%**	(1)%
Operating income	**1,183**	1,254	1,130	**(6)%**	11 %
Operating margin rate	*11.0 %*	*10.7 %*	*9.5 %*		

Sales
2025 sales decreased $960 million, or 8 percent, primarily due to wind-down of work on the restricted space and NGI programs, which reduced sales by $738 million, as well as a $172 million decrease for the SDA satellite programs due to the timing of materials and a $102 million decrease driven by lower volume on the SLS Booster program. These decreases were partially offset by a $168 million increase on GEM 63 and higher volume on HALO as those programs continue to ramp.

Operating Income
2025 operating income decreased $71 million, or 6 percent, due to lower sales, partially offset by a higher operating margin rate. Operating margin rate increased to 11.0 percent from 10.7 percent principally due to more favorable contract mix.

NORTHROP GRUMMAN CORPORATION

PRODUCT AND SERVICE ANALYSIS

The following table presents product and service sales and operating costs and expenses by segment:

		Year Ended December 31					
	2025		2024		2023		
$ in millions		**Operating Costs and Expenses**		Operating Costs and Expenses		Operating Costs and Expenses	
Segment Information:	**Sales**		Sales		Sales		
Aeronautics Systems							
Product	$ **9,723**	$ **9,340**	$ 9,211	$ 8,383	$ 8,280	$ 9,053	
Service	**3,102**	**2,687**	3,053	2,658	2,745	2,399	
Intersegment eliminations	**167**	**152**	132	119	139	128	
Total Aeronautics Systems	**12,992**	**12,179**	12,396	11,160	11,164	11,580	
Defense Systems							
Product	**6,367**	**5,682**	5,696	5,169	5,159	4,708	
Service	**1,425**	**1,263**	1,532	1,365	1,875	1,659	
Intersegment eliminations	**210**	**186**	171	149	151	134	
Total Defense Systems	**8,002**	**7,131**	7,399	6,683	7,185	6,501	
Mission Systems							
Product	**8,854**	**7,608**	8,076	7,000	7,749	6,669	
Service	**2,218**	**1,861**	2,146	1,805	2,092	1,730	
Intersegment eliminations	**1,434**	**1,210**	1,177	996	1,054	887	
Total Mission Systems	**12,506**	**10,679**	11,399	9,801	10,895	9,286	
Space Systems							
Product	**8,797**	**7,827**	9,743	8,711	9,709	8,844	
Service	**1,468**	**1,309**	1,576	1,398	1,681	1,468	
Intersegment eliminations	**506**	**452**	412	368	483	431	
Total Space Systems	**10,771**	**9,588**	11,731	10,477	11,873	10,743	
Total Product	$ **33,741**	$ **30,457**	$ 32,726	$ 29,263	$ 30,897	$ 29,274	
Total Service	**8,213**	**7,120**	8,307	7,226	8,393	7,256	
Total Segment[1]	$ **41,954**	$ **37,577**	$ 41,033	$ 36,489	$ 39,290	$ 36,530	

[1]A reconciliation of segment operating income to total operating income is included in "Segment Operating Results."

Product Sales and Costs

2025 product sales increased $1.0 billion, or 3 percent, primarily due to higher sales on restricted airborne radar, marine systems and international ground-based radar programs at Mission Systems, higher volume on Sentinel, military ammunition programs and the IBCS program portfolio at Defense Systems, and higher sales on the F-35, TACAMO, E-2, and B-21 programs at Aeronautics Systems. These increases were partially offset by wind-down of work on the restricted space and NGI programs and lower volume on SDA satellite programs at Space Systems.

2025 product costs increased $1.2 billion, or 4 percent, reflecting a lower operating margin rate principally due to the $477 million loss provision recorded on the B-21 program at Aeronautics Systems in the first quarter of 2025, partially offset by higher net EAC adjustments at Defense Systems largely driven by Sentinel.

Service Sales and Costs

2025 service sales decreased $94 million, or 1 percent, primarily due to lower restricted sales at Space Systems and lower service volume at Defense Systems due to the training services divestiture, partially offset by higher restricted sales at Mission Systems and higher volume on aircraft sustainment services at Aeronautics Systems.

2025 service costs decreased $106 million, or 1 percent, consistent with the change in services sales described above.

BACKLOG

Backlog represents the future sales we expect to recognize on firm orders received by the company and is equivalent to the company's remaining performance obligations at the end of each period. It comprises both funded backlog

NORTHROP GRUMMAN CORPORATION

(firm orders for which funding is authorized and appropriated) and unfunded backlog. Unexercised contract options and indefinite delivery indefinite quantity (IDIQ) contracts are not included in backlog until the time the option or IDIQ task order is exercised or awarded. Backlog is converted into sales as costs are incurred or deliveries are made.

Backlog consisted of the following at December 31, 2025 and 2024:

| $ in millions | 2025 | | | 2024 | % Change in 2025 |
	Funded	Unfunded	Total Backlog	Total Backlog	
Aeronautics Systems	$ 12,585	$ 10,467	$ 23,052	$ 25,202	(9)%
Defense Systems	8,610	19,186	27,796	26,614	4 %
Mission Systems	13,251	5,381	18,632	16,443	13 %
Space Systems	9,083	17,118	26,201	23,209	13 %
Total backlog	$ 43,529	$ 52,152	$ 95,681	$ 91,468	5 %

2025 net awards totaled $46.3 billion. Significant 2025 new awards include $14.8 billion for restricted programs (primarily at Aeronautics Systems, Space Systems, and Mission Systems), $3.3 billion for F-35 (at Mission Systems and Aeronautics Systems), $2.5 billion for GEM 63, $1.8 billion for GWS, and $1.3 billion for Virginia Class submarines.

LIQUIDITY AND CAPITAL RESOURCES

We are focused on the efficient conversion of operating income into cash to provide for the company's material cash requirements, including working capital needs, satisfaction of contractual commitments, investment in our business through capital expenditures, funding of our pension and OPB plans, and shareholder returns.

As of December 31, 2025, we had cash and cash equivalents of $4.4 billion; $265 million was held outside of the U.S. by foreign subsidiaries. We expect cash and cash equivalents and cash generated from operating activities, supplemented by borrowings under credit facilities, commercial paper and/or in the capital markets through our shelf registration with the SEC, if needed, to be sufficient to provide liquidity to the company in the short-term and long-term. The company has a five-year senior unsecured credit facility in an aggregate principal amount of $3.0 billion, and in April 2025, we renewed our one-year $500 million uncommitted credit facility. At December 31, 2025, there were no borrowings outstanding under these credit facilities. In May 2025, we issued $1.0 billion of unsecured senior notes for general corporate purposes, including debt repayment, share repurchases and working capital.

The company's principal contractual commitments include purchase obligations, repayments of long-term debt and related interest, and payments under operating leases. At December 31, 2025, we had $23.9 billion of purchase obligations, approximately half of which are short-term. Purchase obligations are largely comprised of open purchase order commitments to suppliers and subcontractors under U.S. government contracts. In most circumstances, our risk associated with the purchase obligations on our U.S. government contracts is limited by the termination liability provisions within those contracts. As such, we do not believe they represent a material liquidity risk to the company. At December 31, 2025, we had capital expenditure commitments of $1.6 billion, which we expect to satisfy with cash on hand. We also had provisions for uncertain tax positions of $1.6 billion, some or all of which could result in future cash payments to various taxing authorities. At this time, we are unable to estimate the timing and amount of any future cash outflows related to these uncertain tax positions.

Refer to the respective notes to the consolidated financial statements for further information about our share repurchase programs (Note 2), commercial paper, credit facilities and long-term debt (Note 9), standby letters of credit and guarantees (Note 11), future minimum contributions for the company's pension and OPB plans (Note 12), and lease payment obligations (Note 14).

Cash Flow Measures

In addition to our cash position, we consider various cash flow measures in capital deployment decision-making, including cash provided by operating activities and free cash flow, a non-GAAP measure described in more detail below.

Operating Cash Flow

The table below summarizes key components of cash provided by operating activities:

			Year Ended December 31			
$ in millions		**2025**		2024		2023
Net earnings	$	**4,182**	$	4,174	$	2,056
Changes in trade working capital[(1)]		**(100)**		(29)		199
Other, net		**675**		243		1,620
Net cash provided by operating activities	$	**4,757**	$	4,388	$	3,875

[(1)] Beginning in the fourth quarter of 2025, the company redefined trade working capital presented in this table to include accounts receivable, unbilled receivables, inventoried costs, trade accounts payable and advance payments and billings in excess of costs incurred. Prior period amounts and disclosures have been recast to conform to current period presentation.

2025 cash provided by operating activities increased $369 million, or 8 percent, primarily due to $149 million of lower net cash tax payments and improvements in trade working capital.

2024 cash provided by operating activities increased $513 million, or 13 percent, driven by $355 million lower net cash tax payments.

Free Cash Flow

Free cash flow, as reconciled in the table below, is a non-GAAP measure defined as net cash provided by or used in operating activities less capital expenditures. This measure may not be defined and calculated by other companies in the same manner. We use free cash flow as a key factor in our planning for, and consideration of, acquisitions, the payment of dividends and stock repurchases. This non-GAAP measure may be useful to investors and other users of our financial statements as a supplemental measure of our cash performance, but should not be considered in isolation, as a measure of residual cash flow available for discretionary purposes, or as an alternative to operating cash flows presented in accordance with GAAP.

The table below reconciles net cash provided by operating activities to free cash flow:

	Year Ended December 31			% Change in	
$ in millions	**2025**	2024	2023	**2025**	2024
Net cash provided by operating activities	**$ 4,757**	$ 4,388	$ 3,875	**8 %**	13 %
Capital expenditures	**(1,450)**	(1,767)	(1,775)	**(18)%**	— %
Free cash flow	**$ 3,307**	$ 2,621	$ 2,100	**26 %**	25 %

2025 free cash flow increased $686 million, or 26 percent, due to higher net cash provided by operating activities as well as lower capital expenditures.

Investing Cash Flow

2025 net cash used in investing activities decreased $594 million as compared with 2024, principally due to $333 million in proceeds from the sale of the training services business and $317 million of lower capital expenditures.

Financing Cash Flow

2025 net cash used in financing activities increased $2.2 billion as compared with 2024, primarily due to a $3.0 billion net decrease in cash from long-term debt, partially offset by a $890 million decrease in share repurchases. Cash returned to shareholders through share repurchases and dividends totaled $2.9 billion in 2025 and $3.7 billion in 2024.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in conformity with GAAP, which requires us to make estimates and assumptions about future events that affect the amounts reported in our consolidated financial statements. We employ judgment in making our estimates in consideration of historical experience, currently available information and various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ from our estimates and assumptions, and any such differences could be material to our consolidated financial statements. We believe the following accounting policies are critical to the understanding of our consolidated financial statements and require the use of significant management judgment in their application. For a summary of our significant accounting policies, see Note 1 to the consolidated financial statements.

Revenue Recognition

Due to the long-term nature of our contracts, we generally recognize revenue over time using the cost-to-cost method, which requires us to make reasonable estimates regarding the revenue and cost associated with the design, manufacture and delivery of our products and services.

Contract sales may include estimates of variable consideration, including cost or performance incentives (such as award and incentive fees), un-priced change orders, REAs and contract claims. Variable consideration is included in total estimated sales to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. We estimate variable consideration as the most likely amount to which we expect to be entitled.

Our cost estimation process is based on the professional knowledge of our engineering, program management and financial professionals, and draws on their significant experience and judgment. We prepare EACs for our contracts and calculate an estimated contract profit based on total estimated contract sales and cost. Since our contracts often span a period of several years, estimation of revenue, cost, and progress toward completion requires significant judgment. Factors considered in these estimates include our historical performance, the availability, productivity and cost of labor, the nature and complexity of work to be performed, the effect of change orders, availability and cost of materials, components and subcontracts, the effect of any delays in performance and the level of indirect cost allocations.

We also consider the impact of macroeconomic factors on our estimates, in particular on contract EACs that span several years. For example, we have included in our EACs management's best estimate of the impact inflation and disruptions in the supply chain have had and may continue to have on our contracts. Although the overall financial impact these macroeconomic factors have had on our company has largely subsided, volatility of the recent macroeconomic environment has added complexity to our estimation process and may result in our contract EACs having more variability in the future than they might otherwise have had if the estimates had been prepared in a more stable macroeconomic environment.

We generally review and reassess our sales, cost and profit estimates for each significant contract at least annually or more frequently as determined by the occurrence of events, changes in circumstances and evaluations of contract performance to reflect the latest reliable information available. These assessments require judgments and estimates that can be affected by any number of these factors over time, which may cause actual results to differ materially from those estimates as facts and circumstances change or become known to us.

The company performs on a broad portfolio of long-term contracts, including the development of complex and customized military platforms and systems, as well as advanced electronic equipment and software, that often include technology at the forefront of science. Cost estimates on fixed-price development contracts and early-stage/low-rate production contracts are inherently more uncertain as to future events than on mature, full-rate production contracts. As a result, there is typically more variability in those estimates and greater financial risk associated with unanticipated cost growth on fixed-price development contracts and early-stage/low-rate production contracts. Changes in estimates occur for a variety of reasons, including changes in contract scope, the resolution of risk at lower or higher cost than anticipated, unanticipated performance and other risks affecting contract costs, performance issues with subcontractors or suppliers, changes in indirect cost allocations, such as overhead and G&A costs, and changes in estimated award and incentive fees. Identified risks typically include technical, schedule and/or performance risk based on our evaluation of the contract effort. Similarly, the changes in estimates may include changes in, or resolution of, identified opportunities for operating margin improvement.

For the impacts of changes in estimates on our consolidated statements of earnings and comprehensive income, see "Segment Operating Results" and Note 1 to the consolidated financial statements.

Retirement Benefits

Overview – The determination of projected benefit obligations, the fair value of plan assets, and pension and OPB expense for our retirement benefit plans requires the use of estimates and actuarial assumptions. We perform an annual review of our actuarial assumptions in consultation with our actuaries. When we determine changes in the assumptions are warranted, or as a result of plan amendments, future pension and OPB expense and our projected benefit obligation could increase or decrease materially. The principal estimates and assumptions that have a significant effect on our consolidated financial position and results of operations are the discount rate, cash balance crediting rate, expected long-term rate of return on plan assets, estimated fair market value of plan assets, and the mortality rate of those covered by our pension and OPB plans. The effects of actual results differing from our assumptions and the effects of changing assumptions (i.e., actuarial gains or losses) are recognized immediately through earnings upon annual remeasurement in the fourth quarter, or on an interim basis as triggering events warrant remeasurement.

Discount Rate – The discount rate represents the interest rate we use to determine the present value of future cash flows currently expected to be required to settle our pension and OPB obligations. The discount rate is generally based on the yield of high-quality corporate fixed-income investments. At the end of each year, we determine the discount rate using a theoretical bond portfolio model of bonds rated AA or better to match the notional cash outflows related to projected benefit payments for each of our significant benefit plans. Taking into consideration the factors noted above, our weighted-average composite pension discount rate was 5.58 percent at December 31, 2025 and 5.73 percent at December 31, 2024.

The effects of a hypothetical change in the discount rate may be nonlinear and asymmetrical for future years as the discount rate changes. Holding all other assumptions constant, an increase or decrease of 25 basis points in the December 31, 2025 discount rate assumption would have the following estimated effects on 2025 pension and OPB obligations, which would be reflected in the 2025 MTM (benefit) expense, and 2026 expected pension and OPB expense:

$ in millions	25 Basis Point Decrease in Rate	25 Basis Point Increase in Rate
2025 pension and OPB obligation and MTM expense (benefit)	$ 796	$ (761)
2026 pension and OPB (benefit) expense	(22)	21

Cash Balance Crediting Rate – A portion of the company's pension obligation and resulting pension expense is based on a cash balance formula, where participants' hypothetical account balances are accumulated over time with pay-based credits and interest. Interest is credited monthly using the current 30-Year Treasury bond rate. The interest crediting rate is part of the cash balance formula and independent of actual pension investment returns. In general, the cash balance crediting rate tends to move in concert with the discount rate but has an offsetting effect on pension benefit obligations and the related MTM (benefit) expense. The minimum cash balance crediting rate allowed under the plan is 2.25 percent. The cash balance crediting rate assumption has been set to its current level of 4.84 percent as of December 31, 2025, increasing to 5.26 percent by 2031. Holding all other assumptions constant, an increase or decrease of 25 basis points in the December 31, 2025 cash balance crediting rate assumption would have the following estimated effects on the 2025 pension benefit obligation, which would be reflected in the 2025 MTM (benefit) expense, and 2026 expected pension expense:

$ in millions	25 Basis Point Decrease in Rate	25 Basis Point Increase in Rate
2025 pension obligation and MTM (benefit) expense	$ (106)	$ 110
2026 pension (benefit) expense	(9)	10

Expected Long-Term Rate of Return on Plan Assets – The expected long-term rate of return on plan assets (EROA) assumption reflects the average rate of net earnings we expect on current and future benefit plan investments. EROA is a long-term assumption, which we review annually and adjust to reflect changes in our long-term view of expected market returns and/or significant changes in our plan asset investment policy. Due to the inherent uncertainty of this assumption, we consider multiple data points at the measurement date including the plan's target asset allocation, third-party projection models of expected long-term returns for each of the plans' strategic asset classes and historical plan asset returns. In addition to the data points themselves, we consider trends in the data points, including changes from the prior measurement date. The EROA assumptions we use for pension benefits are consistent with those used for OPB plans; however, we reduce the EROA for OPB plans to allow for the impact of tax on investment earnings, as certain Voluntary Employee Beneficiary Association trusts are taxable.

During 2025, the Investment Committee of the company's benefit plans reviewed the plans' major asset class allocations and approved an update to increase the target fixed-income asset allocation from 45% to 48%. The actual asset allocation as of December 31, 2025 was approximately 43% fixed-income, 28% public equities, 27% alternatives, and 2% cash. At this time, the Investment Committee is not planning any significant changes to that mix. For further information on plan asset investments, see Note 12 to the consolidated financial statements.

Consistent with our past practice, we obtained long-term capital market forecasting models from several third parties and, using our target asset allocation, developed an expected rate of return on plan assets from each model. We considered not only the specific returns projected by those third-party models, but also changes in the models year-to-year when developing our EROA.

While historical market returns are not necessarily predictive of future market returns, given our long history of plan performance supported by the stability in our investment mix, investment managers, and active asset management, we believe our actual historical performance is a reasonable metric to consider when developing our EROA. Our average annual rate of return from 1976 to 2025 was approximately 10.6 percent and our 20-year and 30-year rolling average rates of return were approximately 7.5 percent and 8.3 percent, respectively, each determined on an arithmetic basis and net of expenses. Our 2025 return on plan assets, net of expenses, was approximately 11.3 percent.

For determining 2025 FAS expense, we assumed an expected long-term rate of return on pension plan assets of 7.5 percent and an expected long-term rate of return on OPB plan assets of 7.08 percent. For 2026 FAS expense, we have assumed an expected long-term rate of return of 7.5 percent on pension plan assets and 7.1 percent on OPB plans. Holding all other assumptions constant, an increase or decrease of 25 basis points in our December 31, 2025 EROA assumption would have the following estimated effects on 2026 expected pension and OPB expense (benefit):

$ in millions	25 Basis Point Decrease	25 Basis Point Increase
2026 pension and OPB expense (benefit)	$ 79	$ (79)

In addition, holding all other assumptions constant, an increase or decrease of 100 basis points in actual versus expected return on plan assets would have the following estimated effects on our 2026 MTM expense (benefit):

$ in millions	100 Basis Point Decrease	100 Basis Point Increase
2026 MTM expense (benefit)	$ 314	$ (314)

Estimated Fair Market Value of Plan Assets – For certain plan assets where the fair market value is not readily determinable, such as private equity, real estate, and other alternative investments, we develop estimates of fair value using the best information available. Estimated fair values on these plan assets are based on redemption values and net asset values (NAV), as well as valuation methodologies that include third-party appraisals, comparable transactions, discounted cash flow valuation models and public market data.

Mortality Rate – We use mortality assumptions to estimate life expectancies of plan participants. In October 2014, the Society of Actuaries Retirement Plans Experience Committee (RPEC) issued updated mortality tables and a mortality improvement scale, which reflected longer life expectancies than previously projected. In October 2019, the RPEC issued an updated mortality base table (the Private Retirement Plans Mortality table for 2012 (Pri-2012)), which we adopted after reviewing our own historical mortality experience. In October 2021, the RPEC released a new projection scale (MP-2021) that included additional underlying data for 2019, which included an increase in life expectancies relative to the prior year.

The RPEC has not released a projection scale since MP-2021, citing complexities in incorporating the substantial number of "excess deaths" in 2020 and 2021 into their existing model and uncertainties about future expectations primarily related to COVID-19. As such, after considering the information released by the RPEC in October 2021 as well as the company's recent mortality experience, we adopted the full MP-2021 projection scale while continuing to use the Pri-2012 White Collar table, supplemented with 50% of the Gradual Wear-Off illustration as outlined in the RPEC's 2022 Mortality Improvement Update paper to reflect the future impacts of COVID-19. We used these mortality assumptions to calculate our pension and OPB obligations recognized at December 31, 2025, and the amounts estimated for our 2026 pension and OPB expense.

For further information regarding our pension and OPB plans, see "Risk Factors" and Notes 1 and 12 to the consolidated financial statements.

NORTHROP GRUMMAN CORPORATION

Litigation, Commitments and Contingencies

We are subject to a range of claims, disputes, enforcement actions, investigations, lawsuits, overhead cost claims, environmental matters, income tax matters and administrative proceedings that arise in the ordinary course of business. Estimating liabilities and costs associated with these matters requires judgment based upon the professional knowledge and experience of management. We determine whether to accrue a loss and, if so, what amount based on consideration of the facts and circumstances of each matter as then known to us. Determinations regarding whether to accrue a loss and, if so, of what amount, reflect management's assessment regarding what is likely to occur; they do not necessarily reflect what management believes should occur. The ultimate resolution of any such exposure to us may vary materially from earlier estimates as further facts and circumstances develop or become known to us.

Environmental Matters – We are subject to environmental laws and regulations in the jurisdictions in which we do or have done business. Factors that could result in changes to the assessment of probability, range of reasonably estimated costs and environmental accruals include: modification of planned remedial actions; changes in the estimated time required to conduct remedial actions; discovery of more or less extensive (or different) contamination than anticipated; information regarding the potential causes and effects of contamination; results of efforts to involve other responsible parties; financial capabilities of other responsible parties; changes in laws and regulations, their interpretation or application; contractual obligations affecting remediation or responsibilities; and improvements in remediation technology. As we expect to recover a significant portion of environmental remediation liabilities through overhead charges on government contracts, such amounts are deferred in prepaid expenses and other current assets (current portion) and other non-current assets until charged to contracts. We use judgment to evaluate the recoverability of our environmental remediation costs, assessing, among other things, U.S. government regulations, our U.S. government contract mix and past practices. Portions of the company's environmental liabilities we do not expect to be recoverable are expensed when the liability is established. As of December 31, 2025, we expect approximately 92 percent of the company's environmental remediation costs to be recoverable. A 10 percentage point decrease in this assumption would result in approximately a $55 million reduction to operating income. To the extent our judgments on the recoverability of our environmental remediation costs change or the unallowable portion of our environmental remediation costs otherwise increase, there could be a significant impact on our consolidated financial position, annual results of operations and/or cash flows.

Income Tax Matters – The evaluation of tax positions taken in a filed tax return, or planned to be taken in a future tax return or claim, requires the use of judgment. We establish reserves for uncertain tax positions when, despite the belief that our tax positions are supportable, there remains uncertainty in a tax position taken in our filed tax returns or planned to be taken in a future tax return or claim. The company follows a recognition and measurement approach, considering the facts, circumstances, and information available at the reporting date. We exercise judgment in determining the level of evidence necessary and appropriate to support our assessment using all available information. The technical merits of a given tax position are derived from sources of authority in the tax law and their applicability to the facts and circumstances of the position. In measuring the tax position, the company considers the amounts and probabilities of the outcomes that could be realized upon settlement. When it is more likely than not that a tax position will be sustained, we record the largest amount of tax benefit with a greater than 50 percent likelihood of being realized upon ultimate settlement with a taxing authority. As of December 31, 2025, we have approximately $1.6 billion in unrecognized tax benefits. To the extent we prevail in matters for which reserves have been established or are required to pay amounts in excess of reserves, there could be a significant impact on our consolidated financial position, annual results of operations and/or cash flows.

For further information on litigation, commitments and contingencies, see "Risk Factors" and Note 1, Note 6, Note 10 and Note 11 to the consolidated financial statements.

Goodwill and Long-Lived Assets

Overview – We allocate the purchase price of acquired businesses to the underlying tangible and intangible assets acquired and liabilities assumed based upon their respective fair values, with the excess, as well as any adjustments during the initial measurement period, recorded as goodwill. Such fair value assessments require judgments and estimates that can be affected by contract performance and other factors over time, which may cause final amounts to differ materially from original estimates. Adjustments to the fair value of purchased assets and liabilities after the initial measurement period are recognized in net earnings.

We record property, plant and equipment (PP&E) for capital assets used in operating our business. The cost of PP&E utilized in support of our government contracts is generally allowable and allocable cost in accordance with applicable FAR and CAS requirements, which limits our risk of impairment on those assets. However, the cost of PP&E utilized in support of our commercial business, including approximately $600 million of PP&E used in our commercial space business, is not allocable to government contracts and is therefore subject to greater recoverability risk.

Impairment Testing – We test for impairment of goodwill annually as of December 31 at each of our reporting units, which comprise our operating segments, or more frequently if events occur or circumstances change such that it is more likely than not an impairment may exist. When testing for goodwill impairment, we may perform both qualitative and quantitative assessments. If we perform a qualitative assessment and conclude that it is more likely than not that the fair value of a reporting unit is less than the carrying value, then a quantitative assessment is performed. When a quantitative assessment is performed, we compare the carrying value of each reporting unit to its respective fair value and recognize an impairment loss to the extent that the fair value is less than the carrying value.

Our qualitative assessment evaluates relevant events and circumstances such as macroeconomic conditions, industry considerations, and reporting unit financial performance. If we perform a quantitative assessment, we primarily use the income approach based on the cash flows we expect the reporting units to generate in the future, consistent with our operating plans. This income valuation method requires management to project sales, operating expenses, working capital, capital spending and cash flows for the reporting units over a multi-year period, as well as to determine the weighted-average cost of capital (WACC) used as a discount rate and terminal value assumptions.

We performed qualitative assessments for each of our reporting units as of December 31, 2025 and determined that no adjustments to the carrying value of goodwill were necessary. We performed our most recent quantitative analysis as of December 31, 2024, where we determined the fair value of each of our reporting units substantially exceeded their respective carrying values.

We test for impairment of long-lived assets when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Our assessment is based on our projection of the undiscounted future operating cash flows of the related asset group. If such projections indicate that future undiscounted cash flows are not sufficient to recover the carrying amount, we recognize a non-cash impairment charge to reduce the carrying amount to fair value. There were no material impairment charges recorded in the years ended December 31, 2025, 2024 and 2023.

Impairment assessment inherently involves management judgments as to assumptions about expected future cash flows and the impact of market conditions on those assumptions. Due to the many variables inherent in developing the estimates used in our impairment analyses, differences in assumptions may have a material effect on the results of those impairment analyses.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

EQUITY RISK

We have been and continue to be exposed to market risk with respect to our portfolio of marketable securities with a fair value of $483 million and $347 million at December 31, 2025 and 2024, respectively. These securities are exposed to market volatilities, changes in price and interest rates.

INTEREST RATE RISK

We are exposed to interest rate risk on variable-rate short-term credit facilities for which there were no borrowings outstanding at December 31, 2025 and 2024. At December 31, 2025 and 2024, we had long-term debt of $15.7 billion and $16.3 billion, respectively, primarily consisting of fixed-rate debt, with a fair value of approximately $15.1 billion and $15.3 billion, respectively. The terms of our fixed-rate debt obligations do not generally allow investors to demand payment of these obligations prior to maturity. Therefore, we do not have significant exposure to interest rate risk for our fixed-rate debt; however, we do have exposure to fair value risk if we repurchase or exchange long-term debt prior to maturity. Additionally, if we were to refinance our long-term debt, it may be refinanced at higher interest rates.

FOREIGN CURRENCY RISK

In certain circumstances, we are exposed to foreign currency risk. We enter foreign currency forward contracts to manage a portion of the exchange rate risk related to receipts from customers and payments to suppliers denominated in foreign currencies. We do not hold or issue derivative financial instruments for trading purposes. At December 31, 2025 and 2024, foreign currency forward contracts with a notional amount of $308 million and $399 million, respectively, were outstanding. At December 31, 2025 and 2024, a 10 percent unfavorable foreign exchange rate movement would not have a material impact on our consolidated financial position, annual results of operations and/or cash flows.

INFLATION RISK

The global macroeconomic environment has experienced extraordinary challenges in recent years, including the highest rates of inflation in 40 years. The company, its subcontractors and other suppliers, have experienced, and may in the future experience, pressures from heightened levels of inflation and challenges from the macroeconomic environment. Certain of our fixed-price contracts include economic price adjustment (EPA) clauses to help protect the company against inflationary pressures. However, these EPA clauses may not be able to fully mitigate adverse impacts of rising inflation on the company's financial position, results of operations and/or cash flows.

NORTHROP GRUMMAN CORPORATION

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Northrop Grumman Corporation
Falls Church, Virginia

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Northrop Grumman Corporation and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of earnings and comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on the criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 26, 2026 expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit and risk committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition - Estimates of Revenue and Cost at Completion for Select Long-Term Contracts - Refer to Note 1 to the financial statements

Critical Audit Matter Description

As further described in Note 1 to the financial statements, the Company recognizes revenue as control is transferred to the customer, which for long-term contracts is generally over-time using the cost-to-cost method (cost incurred relative to total cost estimated at completion). Use of the cost-to-cost-method requires the Company to make reasonable estimates regarding the revenue and costs associated with the design, manufacture and delivery of their products or services. The Company estimates profit on these contracts as the difference between total estimated revenue and total estimated costs at completion and recognizes that profit as costs are incurred. If it is determined that a loss is expected to result on an individual performance obligation, the entire amount of the estimable future loss, including an allocation of G&A costs, is charged against income in the period the loss is identified. We analyzed the Company's contract portfolio to identify contracts that we believe had elevated financial or performance risk. For those contracts identified, the evaluation of one or more of the assumptions used to recognize revenue required extensive audit effort due to the complexity of the contracts and a high degree of auditor judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the revenue and cost estimates for these contracts identified included the following, among others:

- We tested the design and operating effectiveness of controls over the significant assumptions and judgments underlying the estimates of revenues and costs to completion associated with these long-term contracts.

- Based on the risk characteristic identified on an individual contract, we evaluated certain revenue and cost assumptions by:

  - Reading the underlying contract and any amendments or modifications to understand the contractual requirements and performance obligations.

  - Assessing the timing of recognition of any incentive fees or award fees based on contract terms and relevant historical trends.

  - Evaluating management's ability to achieve the estimates of remaining revenue and costs by performing inquiries with the Company's program and business management regarding their basis of estimates including work plans, engineering specifications, program labor and suppliers, challenges or opportunities related to the program, actual performance to date compared to plan, and any recent correspondence between the Company and the customer on changes, or expected changes, in scope or contractual terms.

  - Evaluating selected changes to the estimates of costs to completion and obtaining supporting documentation on the appropriateness of the timing and amounts of these changes in estimates.

  - Testing the accuracy and completeness of the information used in developing estimates, as well as the mathematical accuracy of management's calculation of revenue recognized during the period for the performance obligations.

/s/   Deloitte & Touche LLP
       McLean, Virginia
       January 26, 2026
       We have served as the Company's auditor since 1975.

NORTHROP GRUMMAN CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

		Year Ended December 31	
$ in millions, except per share amounts	**2025**	2024	2023
Sales			
Product	**$ 33,741**	$ 32,726	$ 30,897
Service	**8,213**	8,307	8,393
Total sales	**41,954**	41,033	39,290
Operating costs and expenses			
Product	**27,280**	26,188	26,226
Service	**6,361**	6,483	6,513
General and administrative expenses	**4,033**	3,992	4,014
Total operating costs and expenses	**37,674**	36,663	36,753
Gain on sale of business	**231**	—	—
Operating income	**4,511**	4,370	2,537
Other (expense) income			
Interest expense	**(665)**	(621)	(545)
Non-operating FAS pension benefit	**541**	656	530
Mark-to-market pension and OPB benefit (expense)	**527**	443	(422)
Other, net	**154**	168	246
Earnings before income taxes	**5,068**	5,016	2,346
Federal and foreign income tax expense	**886**	842	290
Net earnings	**$ 4,182**	$ 4,174	$ 2,056
Basic earnings per share	**$ 29.14**	$ 28.39	$ 13.57
Weighted-average common shares outstanding, in millions	**143.5**	147.0	151.5
Diluted earnings per share	**$ 29.08**	$ 28.34	$ 13.53
Weighted-average diluted shares outstanding, in millions	**143.8**	147.3	152.0
Net earnings (from above)	**$ 4,182**	$ 4,174	$ 2,056
Other comprehensive income (loss), net of tax			
Change in cumulative translation adjustment	**9**	(2)	23
Change in other, net	**17**	(22)	2
Other comprehensive income (loss), net of tax	**26**	(24)	25
Comprehensive income	**$ 4,208**	$ 4,150	$ 2,081

The accompanying notes are an integral part of these consolidated financial statements.

NORTHROP GRUMMAN CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31	
$ in millions, except par value	**2025**	2024
Assets		
Cash and cash equivalents	**$ 4,403**	$ 4,353
Accounts receivable, net	**1,375**	1,272
Unbilled receivables, net	**6,544**	5,908
Inventoried costs, net	**1,309**	1,455
Prepaid expenses and other current assets	**1,656**	1,286
Total current assets	**15,287**	14,274
Property, plant and equipment, net of accumulated depreciation of $9,648 for 2025 and $8,733 for 2024	**10,972**	10,536
Operating lease right-of-use assets	**1,859**	1,770
Goodwill	**17,437**	17,512
Deferred tax assets	**1,051**	1,599
Pension and other postretirement benefit plan assets	**3,167**	2,184
Other non-current assets	**1,604**	1,484
Total assets	**$ 51,377**	$ 49,359
Liabilities		
Trade accounts payable	**$ 3,240**	$ 2,599
Accrued employee compensation	**2,309**	2,271
Advance payments and billings in excess of costs incurred	**4,086**	4,070
Other current liabilities	**4,247**	5,188
Total current liabilities	**13,882**	14,128
Long-term debt, net of current portion of $534 for 2025 and $1,582 for 2024	**15,162**	14,692
Pension and other postretirement benefit plan liabilities	**1,110**	1,120
Operating lease liabilities	**1,857**	1,798
Other non-current liabilities	**2,692**	2,331
Total liabilities	**34,703**	34,069
Commitments and contingencies (Note 11)		
Shareholders' equity		
Preferred stock, $1 par value; 10,000,000 shares authorized; no shares issued and outstanding	**—**	—
Common stock, $1 par value; 800,000,000 shares authorized; issued and outstanding: 2025—141,997,194 and 2024—144,952,026	**142**	145
Paid-in capital	**—**	—
Retained earnings	**16,658**	15,297
Accumulated other comprehensive loss	**(126)**	(152)
Total shareholders' equity	**16,674**	15,290
Total liabilities and shareholders' equity	**$ 51,377**	$ 49,359

The accompanying notes are an integral part of these consolidated financial statements.

NORTHROP GRUMMAN CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31		
$ in millions	**2025**	2024	2023
Operating activities			
Net earnings	$ **4,182**	$ 4,174	$ 2,056
Adjustments to reconcile to net cash provided by operating activities:			
Depreciation and amortization	**1,472**	1,370	1,338
Stock-based compensation	**119**	101	87
Deferred income taxes	**548**	(582)	(988)
B-21 loss provisions	**477**	—	1,559
Gain on sale of business	**(231)**	—	—
Mark-to-market pension and OPB (benefit) expense	**(527)**	(443)	422
Net periodic pension and OPB income	**(346)**	(438)	(308)
Pension and OPB contributions	**(130)**	(129)	(139)
Changes in assets and liabilities:			
Accounts receivable, net	**(108)**	182	54
Unbilled receivables, net	**(754)**	(215)	247
Inventoried costs, net	**97**	(358)	(220)
Prepaid expenses and other assets	**8**	35	(86)
Trade accounts payable	**646**	485	(469)
Advance payments and billings in excess of costs incurred	**19**	(123)	587
Other liabilities	**(212)**	(875)	401
Income taxes payable, net	**(559)**	1,143	(658)
Other operating activities	**56**	61	(8)
Net cash provided by operating activities	**4,757**	4,388	3,875
Investing activities			
Capital expenditures	**(1,450)**	(1,767)	(1,775)
Divestiture of training services business	**333**	—	—
Proceeds from sale of minority investments	**—**	—	197
Other investing activities	**(38)**	18	(4)
Net cash used in investing activities	**(1,155)**	(1,749)	(1,582)
Financing activities			
Net proceeds from issuance of long-term debt	**998**	2,495	1,995
Payments of long-term debt	**(1,500)**	—	(1,050)
Common stock repurchases	**(1,624)**	(2,514)	(1,500)
Cash dividends paid	**(1,293)**	(1,186)	(1,116)
Payments of employee taxes withheld from share-based awards	**(39)**	(58)	(52)
Other financing activities	**(94)**	(132)	(38)
Net cash used in financing activities	**(3,552)**	(1,395)	(1,761)
Increase in cash and cash equivalents	**50**	1,244	532
Cash and cash equivalents, beginning of year	**4,353**	3,109	2,577
Cash and cash equivalents, end of period	$ **4,403**	$ 4,353	$ 3,109

The accompanying notes are an integral part of these consolidated financial statements.

NORTHROP GRUMMAN CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Year Ended December 31		
$ in millions, except per share amounts	**2025**	2024	2023
Common stock			
Beginning of year	$ **145**	$ 150	$ 153
Common stock repurchased	**(3)**	(5)	(3)
End of year	**142**	145	150
Paid-in capital			
Beginning of year	**—**	—	—
End of year	**—**	—	—
Retained earnings			
Beginning of year	**15,297**	14,773	15,312
Common stock repurchased	**(1,610)**	(2,510)	(1,519)
Net earnings	**4,182**	4,174	2,056
Dividends declared	**(1,294)**	(1,185)	(1,114)
Stock compensation	**83**	45	38
End of year	**16,658**	15,297	14,773
Accumulated other comprehensive loss			
Beginning of year	**(152)**	(128)	(153)
Other comprehensive income (loss), net of tax	**26**	(24)	25
End of year	**(126)**	(152)	(128)
Total shareholders' equity	$ **16,674**	$ 15,290	$ 14,795
Cash dividends declared per share	$ **8.99**	$ 8.05	$ 7.34

The accompanying notes are an integral part of these consolidated financial statements.

NORTHROP GRUMMAN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Northrop Grumman Corporation is a leading global aerospace and defense technology company. We deliver a broad range of products, services and solutions to U.S. and international customers, and principally to the U.S. Department of War and intelligence community. Our broad portfolio is aligned to support national security priorities and our solutions equip our customers with capabilities they need to connect, protect and advance humanity.

The company is a leading provider of space systems, military aircraft, missile defense, advanced weapons and long-range fires capabilities, mission systems, networking and communications, strategic deterrence systems, and breakthrough technologies, such as advanced computing, microelectronics and cyber. We are focused on competing and winning programs that enable continued growth, performing on our commitments and affordably delivering capability our customers need. With the investments we've made in advanced technologies, combined with our talented workforce and digital transformation capabilities, Northrop Grumman is well positioned to meet our customers' needs today and in the future.

Principles of Consolidation and Reporting

The consolidated financial statements (the "financial statements") include the accounts of Northrop Grumman and its subsidiaries and joint ventures or other investments for which we consolidate the financial results. Intercompany accounts, transactions and profits are eliminated in consolidation. Investments in equity securities and joint ventures where the company has significant influence, but not control, are accounted for using the equity method.

The financial statements are prepared in conformity with U.S. GAAP and in accordance with the rules of the SEC. The financial statements include adjustments of a normal recurring nature considered necessary by management for a fair presentation of the company's consolidated financial position, results of operations and cash flows. For classification of certain current assets and liabilities, we consider the duration of our customer contracts when defining our operating cycle, which is generally longer than one year.

During the fourth quarter of 2025, we modified our presentation of the changes in liabilities in the operating cash flow section of the consolidated statement of cash flows by disaggregating Accounts payable and other liabilities into three separate line items: Accounts payable, Advance payments and billings in excess of costs incurred, and Other liabilities. Prior period amounts have been conformed to current period presentation. The modified presentation does not impact previously reported cash provided by operating activities.

Effective January 1, 2025, the company realigned the Strike and Surveillance Aircraft Solutions (SSAS) business unit from Defense Systems to Aeronautics Systems. This realignment is reflected in the financial information contained in this report.

On May 24, 2025 (the "Divestiture date"), the company completed its previously announced sale of substantially all of the Immersive Mission Solutions (IMS) operating unit of Defense Systems (the "training services" business or "divestiture") for $333 million in cash and recorded a pre-tax gain on sale of $231 million. IMS is a provider of mission training and satellite ground network communications software for U.S. government customers. Operating results include sales and operating income for the training services business prior to the Divestiture date.

Accounting Estimates

Preparation of the financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, as well as the reported amounts of sales and expenses during the reporting period. Estimates have been prepared using the most current and best available information; however, actual results could differ materially from those estimates.

Revenue Recognition

The majority of our sales are derived from long-term contracts with the U.S. government for the development or production of goods, the provision of services, or a combination of both. The company classifies sales as product or service based on the predominant attributes of each performance obligation.

The company recognizes revenue for each separately identifiable performance obligation in a contract representing a promise to transfer a distinct good or service to a customer. In most cases, goods and services provided under the company's contracts are accounted for as single performance obligations due to the complex and integrated nature of our products and services. These contracts generally require significant integration of a group of goods and/or services to deliver a combined output. In some contracts, the company provides multiple distinct goods or services to a customer, most commonly when a contract covers multiple phases of the product life cycle (e.g., development, production, sustainment, etc.). In those cases, the company accounts for the distinct contract deliverables as separate performance obligations and allocates the transaction price to each performance obligation based on its relative standalone selling price, which is generally estimated using cost plus a reasonable margin. Warranties are provided on certain contracts, but do not typically provide for services beyond standard assurances and are therefore not considered to be separate performance obligations. Assets recognized from the costs to obtain or fulfill a contract are not material.

The company recognizes revenue as control is transferred to the customer, either over time or at a point in time. In general, our U.S. government contracts contain termination for convenience and/or other clauses that generally provide the customer rights to goods produced and/or in-process. Similarly, our non-U.S. government contracts generally contain contractual termination clauses or entitle the company to payment for work performed to date for goods and services that do not have an alternative use. For most of our contracts, control is effectively transferred during the period of performance, so we generally recognize revenue over time using the cost-to-cost method (cost incurred relative to total cost estimated at completion). The company believes this represents the most appropriate measurement towards satisfaction of its performance obligations. Revenue for contracts in which the control of goods produced does not transfer until delivery to the customer is recognized at a point in time (i.e., typically upon delivery).

Contracts are often modified for changes in contract specifications or requirements, which may result in scope and/or price changes. Most of the company's contract modifications are for goods or services that are not distinct in the context of the contract and are therefore accounted for as part of the original performance obligation through a cumulative EAC adjustment.

Contract Estimates
Use of the cost-to-cost method requires us to make reasonable estimates regarding the revenue and cost associated with the design, manufacture and delivery of our products and services. The company estimates profit on these contracts as the difference between total estimated sales and total estimated cost at completion and recognizes that profit as costs are incurred. Significant judgment is used to estimate total sales and cost at completion.

Contract sales may include estimates of variable consideration, including cost or performance incentives (such as award and incentive fees), un-priced change orders, REAs and contract claims. Variable consideration is included in total estimated sales to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. We estimate variable consideration as the most likely amount to which we expect to be entitled.

We recognize changes in estimated contract sales or costs and the resulting changes in contract profit on a cumulative basis. Net EAC adjustments represent the cumulative effect of the changes on current and prior periods; sales and operating margins in future periods are recognized as if the revised estimates had been used since contract inception. If it is determined that a loss is expected to result on an individual performance obligation, the entire amount of the estimable future loss, including an allocation of G&A costs, is charged against income in the period the loss is identified.

B-21 Program
During the fourth quarter of 2023, we recognized a projected loss of $1.56 billion across the five LRIP options of the B-21 program. During the first quarter of 2025, we recognized an additional $477 million loss across the five LRIP options. As of December 31, 2025, the remaining loss accrual on the B-21 program totaled $1.3 billion, which is included in Other current liabilities.

Net EAC Adjustments
The following table presents the effect of aggregate net EAC adjustments:

	Year Ended December 31		
$ in millions, except per share data	**2025**	2024	2023
Revenue	$ **534**	$ 396	$ 298
Operating income	**209**	350	84
Net earnings[1]	**165**	277	66
Diluted earnings per share[1]	**1.15**	1.88	0.43

[1] Based on a 21% federal statutory tax rate.

EAC adjustments on a single performance obligation can have a significant effect on the company's financial statements. When such adjustments occur, we generally disclose the nature, underlying conditions and financial impact of the adjustments. During the years ended December 31, 2025, 2024 and 2023, the company recorded the following significant EAC adjustments:

2025 – The company recorded unfavorable EAC adjustments of $226 million and $122 million on the first and second LRIP lots of the B-21 program at Aeronautics Systems. As previously disclosed, the $122 million adjustment was largely offset by a reduction in our loss contingency accrual on the remaining LRIP lots due to a contract restructure that occurred during the third quarter of 2025. The company also recorded a $76 million favorable EAC adjustment on the engineering and manufacturing development (EMD) phase of the Sentinel program at Defense System and a $68 million favorable EAC adjustment in the restricted advanced microelectronics portfolio at Mission Systems.

2024 – The company recorded a $39 million favorable EAC adjustment on the HALO program at Space Systems.

2023 – The company recorded a $143 million unfavorable EAC adjustment on the first LRIP lot of the B-21 program at Aeronautics Systems and $100 million of unfavorable EAC adjustments on the HALO program at Space Systems.

Backlog

Backlog represents the future sales we expect to recognize on firm orders received by the company and is equivalent to the company's remaining performance obligations at the end of each period. It comprises both funded backlog (firm orders for which funding is authorized and appropriated) and unfunded backlog. Unexercised contract options and IDIQ contracts are not included in backlog until the time an option or IDIQ task order is exercised or awarded.

Company backlog as of December 31, 2025 was $95.7 billion and reflects a $150 million reduction to backlog in connection with the training services divestiture during the second quarter of 2025. Of our December 31, 2025 backlog, we expect to recognize approximately 35 percent as revenue over the next 12 months and 60 percent as revenue over the next 24 months, with the remainder to be recognized thereafter.

Contract Assets and Liabilities

For each of the company's contracts, the timing of revenue recognition, customer billings, and cash collections results in a net contract asset or liability at the end of each reporting period. Fixed-price contracts are typically billed to the customer either using progress payments, whereby amounts are billed monthly as costs are incurred or work is completed, or performance based payments, which are based upon the achievement of specific, measurable events or accomplishments defined and valued at contract inception. Cost-type contracts are typically billed to the customer on a monthly or semi-monthly basis.

Contract assets are equivalent to and reflected as Unbilled receivables in the consolidated statements of financial position and are primarily related to long-term contracts where revenue recognized under the cost-to-cost method exceeds amounts billed to customers. Unbilled receivables are classified as current assets and include amounts that may be billed and collected beyond one year due to the long-cycle nature of many of our contracts. Accumulated contract costs in unbilled receivables include costs such as direct production costs, factory and engineering overhead, production tooling costs, and allowable G&A. Unbilled receivables also include certain estimates of variable consideration described above. These contract assets are not considered a significant financing component of the company's contracts as the payment terms are intended to protect the customer in the event the company does not perform on its obligations under the contract.

Contract liabilities are equivalent to and reflected as Advance payments and billings in excess of costs incurred in the consolidated statements of financial position. Certain customers make advance payments prior to the company's satisfaction of its obligations on the contract. These amounts are recorded as contract liabilities until such obligations are satisfied, either over time as costs are incurred or at a point in time when deliveries are made. Contract liabilities are not a significant financing component as they are generally utilized to pay for contract costs within a one-year period or are used to ensure the customer meets contractual requirements.

Net contract assets are as follows:

$ in millions	December 31, 2025	December 31, 2024	$ Change	% Change
Unbilled receivables, net	$ 6,544	$ 5,908	$ 636	11 %
Advance payments and amounts in excess of costs incurred	(4,086)	(4,070)	(16)	— %
Net contract assets	$ 2,458	$ 1,838	$ 620	34 %

Changes in the company's contract assets and liabilities primarily result from timing differences between revenue recognition and customer billings and/or payments. Net contract assets as of December 31, 2025 increased 34 percent from the prior year, primarily due to increases in unbilled receivables driven by the timing of deliveries and achievement of billing milestones on certain programs at Defense Systems.

The amount of revenue recognized for the years ended December 31, 2025, 2024 and 2023 that was included in the contract liability balance at the beginning of each year was $3.3 billion, $3.6 billion and $3.1 billion, respectively.

Disaggregation of Revenue
See Note 15 for information regarding the company's sales by customer type, contract type and geographic region for each of our segments. We believe those categories best depict how the nature, amount, timing and uncertainty of our revenue and cash flows are affected by economic factors.

General and Administrative Expenses
In accordance with applicable FAR and CAS requirements, most general management and corporate expenses incurred at the segment and corporate locations are considered allowable and allocable costs to our U.S. government contracts. Allowable and allocable G&A costs, including independent research and development (IR&D) and bid and proposal (B&P) costs, are allocated on a systematic basis to contracts in progress and are included as a component of total estimated contract costs.

Research and Development
Company-sponsored research and development activities primarily include efforts related to government programs. Company-sponsored IR&D expenses totaled $1.1 billion, $1.1 billion and $1.2 billion in 2025, 2024 and 2023, respectively, which represented 2.6 percent, 2.7 percent and 3.0 percent of total sales, respectively. Customer-funded research and development activities are charged directly to the related contracts.

Income Taxes
Provisions for federal and foreign income taxes are calculated on reported earnings before income taxes based on current tax law and include the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions differ from the amounts currently payable because certain items of income and expense are recognized in different periods for financial reporting purposes than for income tax purposes. The company recognizes federal and foreign interest accrued related to unrecognized tax benefits in income tax expense. Federal tax penalties are also recognized as a component of income tax expense.

In accordance with applicable FAR and CAS requirements, current state and local income and franchise taxes are generally considered allowable and allocable costs to our U.S. government contracts and are, therefore, recorded in operating costs and expenses. The company generally recognizes changes in deferred state taxes and unrecognized state tax benefits in unallocated corporate expense within operating income.

Uncertain tax positions reflect the company's expected treatment of tax positions taken in a filed tax return, or planned to be taken in a future tax return or claim. Until these positions are sustained by the taxing authorities or the statute of limitations concerning such issues lapses, the company does not generally recognize the tax benefits resulting from such positions and reports the tax effects as a liability for uncertain tax positions in its consolidated statements of financial position.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash in banks and highly liquid instruments with original maturities of three months or less, primarily consisting of bank time deposits and investments in institutional money market funds. Cash in bank accounts often exceeds federally insured limits.

Fair Value of Financial Instruments
The company measures the fair value of its financial instruments using observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions.

NORTHROP GRUMMAN CORPORATION

These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

The company holds a portfolio of marketable securities including investments to partially fund non-qualified employee benefit plans as well as investments in companies that are advancing or developing technologies applicable to our business. A portion of these securities are held in common/collective trust funds and are measured at fair value using NAV per share as a practical expedient. Marketable securities are recorded at fair value on a recurring basis and are included in Other non-current assets in the consolidated statements of financial position. Changes in unrealized gains and losses on marketable securities are included in Other, net in the consolidated statements of earnings and comprehensive income. Investments in held-to-maturity instruments with original maturities greater than three months are recorded at amortized cost.

Derivative financial instruments are recognized as assets or liabilities in the financial statements and measured at fair value on a recurring basis. Changes in the fair value of derivative financial instruments that are designated as fair value hedges are recorded in Other, net in the consolidated statements of earnings and comprehensive income, while changes in the fair value of derivative financial instruments that are designated as cash flow hedges are recorded as a component of other comprehensive income until the hedged transaction is recognized in earnings. For derivative financial instruments not designated as hedging instruments, gains or losses resulting from changes in the fair value are reported in Other, net in the consolidated statements of earnings and comprehensive income.

The company uses derivative financial instruments to manage its exposure to foreign currency exchange risk related to receipts from customers and payments to suppliers denominated in foreign currencies (i.e., foreign currency forward contracts). For foreign currency forward contracts, where model-derived valuations are appropriate, the company utilizes the income approach to determine the fair value using internal models based on observable market inputs such as forward rates, interest rates, our own credit risk and our counterparties' credit risks.

The company does not use derivative financial instruments for trading or speculative purposes, nor does it use leveraged financial instruments. Credit risk related to derivative financial instruments is considered minimal and is managed through the use of multiple counterparties with high credit standards and periodic settlements of positions, as well as by entering into master netting agreements with most of our counterparties.

Inventoried Costs
The company records inventoried costs at the lower of cost or net realizable value. Inventoried costs are categorized into raw materials, work in process, and finished goods. Raw materials are recognized using the average cost method and are generally included in contract cost when allocated to specific contracts. Work in process primarily consists of a) costs associated with specific anticipated contracts or costs incurred in excess of existing contract requirements, which are probable of recovery, and b) costs associated with unsatisfied performance obligations on contracts accounted for using point in time revenue recognition. Finished goods primarily consists of inventory maintained in support of sustainment contracts.

Inventoried costs include direct production costs, factory and engineering overhead, production tooling costs, and allowable G&A. G&A included in Inventoried costs, net was $89 million and $100 million as of December 31, 2025 and 2024, respectively. Inventoried costs are classified as current assets and include amounts related to contracts having production cycles longer than one year due to the long-cycle nature of our business.

Cash Surrender Value of Life Insurance Policies
The company maintains whole life and split-dollar life insurance policies primarily on former officers and executives. Whole life insurance policies are recorded at their cash surrender value as determined by the insurance carrier, and split-dollar life insurance policies are recorded at the lesser of their cash surrender value or premiums paid. These policies are utilized as a partial funding source for deferred compensation and other non-qualified employee retirement plans. As of December 31, 2025 and 2024, the carrying values associated with these policies were $447 million and $416 million, respectively, and are recorded in Other non-current assets in the consolidated statements of financial position.

NORTHROP GRUMMAN CORPORATION

Property, Plant and Equipment

Property, plant and equipment (PP&E) are depreciated over the estimated useful lives of individual assets. Machinery and other equipment is primarily depreciated using declining-balance methods. The other asset categories are generally depreciated using the straight-line method. Depreciation expense is generally an allowable and allocable cost in accordance with applicable FAR and CAS requirements and is recorded in the same segment where the related assets are held. However, the additional depreciation expense related to the step-up in fair value of PP&E acquired through business combinations is recorded in unallocated corporate expense within operating income as such depreciation is not allocable to government contracts and not considered part of management's evaluation of segment operating performance. Substantially all of the company's long-lived assets are located in the U.S.

Major classes of PP&E and their useful lives are as follows:

		December 31	
Useful life in years, $ in millions	Useful Life	**2025**	2024
Land and land improvements	Up to 40[1]	**$ 792**	$ 782
Buildings and improvements	Up to 45	**4,278**	4,031
Machinery and other equipment	Up to 30	**10,931**	10,389
Capitalized software costs	3-7	**1,068**	779
Leasehold improvements	Lease Term[2]	**3,551**	3,288
Property, plant and equipment, at cost		**20,620**	19,269
Accumulated depreciation		**(9,648)**	(8,733)
Property, plant and equipment, net		**$ 10,972**	$ 10,536

[1] Land is not a depreciable asset.

[2] Leasehold improvements are depreciated over the shorter of the useful life of the asset or lease term.

During the year ended December 31, 2023, the company received lease incentives for landlord funded leasehold improvements of $55 million related to Space Systems real estate leases, which were recorded in PP&E and included in non-cash investing activities.

Non-cash investing activities also include capital expenditures incurred but not yet paid of $280 million, $242 million and $75 million as of December 31, 2025, 2024 and 2023, respectively.

Sale of Minority Investment

In July 2023, the company sold its minority investment in an Australian business for AUD $235 million (the equivalent of $157 million upon settlement). The sale resulted in a pre-tax gain of $97 million, which is reflected in Other, net on the consolidated statements of earnings and comprehensive income for the year ended December 31, 2023. Proceeds from the sale are included in investing activities on the consolidated statement of cash flows for the year ended December 31, 2023.

Goodwill and Other Purchased Intangible Assets

Goodwill and other purchased intangible asset balances are included in the identifiable assets of their assigned business segment. Goodwill is presented on a separate line in the consolidated statements of financial position; other purchased intangible assets are included in Other non-current assets. The company includes the amortization of other purchased intangible assets in unallocated corporate expense within operating income as such amortization is not allocable to government contracts and not considered part of management's evaluation of segment operating performance. The company's customer-related intangible assets are generally amortized over their respective useful lives based on the pattern in which the future economic benefits of the intangible assets are expected to be consumed. Other intangible assets are generally amortized on a straight-line basis over their estimated useful lives.

Leases

The company leases certain buildings, land and equipment. At contract inception, we determine whether a contract is or contains a lease and whether the lease should be classified as an operating or finance lease. Operating lease balances are included in Operating lease right-of-use assets, Other current liabilities, and Operating lease liabilities in our consolidated statements of financial position.

The company recognizes operating lease right-of-use assets and operating lease liabilities based on the present value of the future minimum lease payments over the lease term at commencement date. We use our incremental borrowing rate based on the information available at commencement date to determine the present value of future payments and the appropriate lease classification. Many of our leases include renewal options aligned with our contract terms. We define the initial lease term to include renewal options determined to be reasonably certain. We do not recognize a right-of-use asset and a lease liability for leases with an initial term of 12 months or less; we recognize lease expense for these leases on a straight-line basis over the lease term. We elected the practical expedient to not separate lease components from nonlease components and applied that practical expedient to all material classes of leased assets.

Many of the company's real property lease agreements contain incentives for tenant improvements, rent holidays or rent escalation clauses. For tenant improvement incentives received, if the incentives are determined to be leasehold improvements owned by the company, we generally record the incentives as a reduction to the right-of-use asset, which reduces rent expense over the lease term. For rent holidays and rent escalation clauses during the lease term, the company records rental expense on a straight-line basis over the term of the lease. For these lease incentives, the company uses the date of initial possession as the commencement date, which is generally when the company is given the right of access to the space and begins to make improvements in preparation for intended use.

Finance leases are not material to our consolidated financial statements and the company is not a lessor in any material arrangements. We do not have any material restrictions or covenants in our lease agreements, sale-leaseback transactions, land easements or residual value guarantees.

Litigation, Commitments and Contingencies
We accrue for litigation, commitments and contingencies when management, after considering the facts and circumstances of each matter known to management, has determined it is probable the company will incur a liability and the amount of the loss is reasonably estimable. When only a range of amounts is reasonably estimable and no amount within the range is more likely than another, the low end of the range is accrued. Legal fees are generally expensed as incurred. Due to the inherent uncertainties surrounding gain contingencies, we generally do not recognize potential gains until realized.

Environmental Costs
We accrue for environmental liabilities when management, after considering the facts and circumstances of each matter known to management, has determined it is probable the company will incur costs to address environmental impacts and the costs are reasonably estimable. When only a range of amounts is reasonably estimable and no amount within the range is more likely than another, the low end of the range is accrued. The company typically projects environmental costs for up to 30 years, records environmental liabilities on an undiscounted basis, and excludes asset retirement obligations and certain legal costs. At sites involving multiple parties, we accrue environmental liabilities based upon our expected share of liability, considering the financial viability of other liable parties. For the portion of environmental liabilities the company expects to be recoverable through overhead charges on U.S. government contracts, the company records a deferred asset until amounts are charged to contracts.

Retirement Benefits
The company sponsors various defined benefit pension plans and defined contribution retirement plans covering substantially all employees. In most cases, our defined contribution plans provide for a company match of employee contributions. The company also provides postretirement benefits other than pensions to eligible retirees and qualifying dependents, consisting principally of health care and life insurance benefits. The liabilities, unamortized prior service credits and annual income or expense of the company's defined benefit pension and OPB plans are determined using methodologies that involve several actuarial assumptions.

Because U.S. government regulations provide for the costs of pension and OPB plans to be charged to our contracts in accordance with applicable FAR and CAS requirements, we calculate retiree benefit plan costs under both FAS and CAS methods. While both FAS and CAS recognize a normal service cost component in measuring periodic pension cost, there are differences in the way the components of annual pension costs are calculated under each method. Measuring plan obligations under FAS and CAS also includes different assumptions and models, such as in estimating returns on plan assets, calculating interest expense and the periods over which gains/losses related to pension assets and actuarial changes are recognized. As a result, annual retiree benefit plan expense amounts for FAS are different from the amounts for CAS in any given reporting period even though the ultimate cost of providing benefits over the life of the plans is the same under each method. CAS retiree benefit plan costs are charged to contracts and are included in segment operating income, and the difference between the service cost component of FAS expense and total CAS expense (the "FAS/CAS operating adjustment") is recorded in operating income at the consolidated company level. Not all net periodic pension expense is recognized in net earnings in the year incurred because it is allocated as production costs and a portion remains in inventory at the end of any given reporting period.

NORTHROP GRUMMAN CORPORATION

Actuarial gains and losses are immediately recognized in net periodic benefit cost for FAS through MTM benefit (expense) upon annual remeasurement in the fourth quarter, or on an interim basis as triggering events warrant remeasurement. In general, prior service credits are recognized as a component of Accumulated other comprehensive loss and amortized into earnings in future periods.

Stock Compensation

The company's stock compensation plans are classified as equity plans. Compensation expense for stock awards is measured at the grant date based on the fair value of the award and is recognized over the vesting period (generally three years), net of estimated forfeitures. The company issues stock awards in the form of restricted performance stock rights and restricted stock rights. The fair value of stock awards and performance stock awards is determined based on the closing market price of the company's common stock on the grant date. For purposes of measuring compensation expense for performance awards, the number of shares ultimately expected to vest is estimated at each reporting date based on management's expectations regarding the relevant performance criteria. The fair value of market-based stock awards is determined at the grant date using a Monte Carlo simulation model. For purposes of measuring compensation expense for market-based awards, the expense is generally based on the fair value as of the grant date with no adjustments for the number of shares ultimately expected to vest. At each reporting date, the number of shares used to calculate compensation expense and diluted earnings per share is adjusted to reflect the number ultimately expected to vest.

Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss, net of tax, are as follows:

	December 31	
$ in millions	**2025**	2024
Cumulative translation adjustment	$ **(131)**	$ (140)
Other, net	**5**	(12)
Total accumulated other comprehensive loss	$ **(126)**	$ (152)

Related Party Transactions

For all periods presented, the company had no material related party transactions.

Accounting Standards Updates

On December 14, 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2023-09 *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. ASU 2023-09 requires companies to disclose, on an annual basis, specific categories in the effective tax rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. In addition, ASU 2023-09 requires companies to disclose additional information about income taxes paid. We adopted the standard and applied the disclosure requirements on a prospective basis effective for the year ended December 31, 2025. Adoption of ASU 2023-09 did not have an impact on the company's consolidated financial position, results of operations or cash flows.

On November 4, 2024, the FASB issued ASU No. 2024-03 *Disaggregation of Income Statement Expenses (Subtopic 220-40)*. ASU 2024-03 requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. ASU 2024-03 will be effective for annual periods beginning January 1, 2027 and interim periods beginning January 1, 2028 and will be applied on a prospective basis with the option to apply the standard retrospectively. We are evaluating the disclosure impact of ASU 2024-03; however, the standard will not have an impact on the company's consolidated financial position, results of operations or cash flows.

On September 18, 2025, the FASB issued ASU No. 2025-06 *Targeted Improvements to the Accounting for Internal-Use Software (Subtopic 350-40)*. ASU 2025-06 removes references to prescriptive and sequential software development stages, requiring companies to capitalize internal-use software costs when management commits to funding the software project and it is probable the project will be completed. ASU 2025-06 will be effective for annual and interim periods beginning January 1, 2028, and can be applied on a prospective, modified prospective, or retrospective basis. We are currently evaluating the potential impact of ASU 2025-06 on the company's consolidated financial position, results of operations and cash flows.

On December 8, 2025, the FASB issued ASU No. 2025-11 *Interim Reporting (Topic 270): Narrow-Scope Improvements*. ASU 2025-11 clarifies the applicability of Topic 270 and the form and content of interim financial statements. In addition, ASU 2025-11 requires entities to disclose material events occurring since the last annual reporting period. ASU 2025-11 will be effective for interim periods beginning January 1, 2028, and can be applied on a prospective or retrospective basis. We are evaluating the disclosure impact of ASU 2025-11; however, the standard will not have an impact on the company's consolidated financial position, results of operations or cash flows.

Other accounting standards updates adopted and/or issued, but not effective until after December 31, 2025, are not expected to have a material effect on the company's consolidated financial position, results of operations and/or cash flows.

2. EARNINGS PER SHARE, SHARE REPURCHASES AND DIVIDENDS ON COMMON STOCK

Basic Earnings Per Share
We calculate basic earnings per share by dividing net earnings by the weighted-average number of shares of common stock outstanding during each period.

Diluted Earnings Per Share
Diluted earnings per share include the dilutive effect of awards granted to employees under stock-based compensation plans. The dilutive effect of these securities totaled 0.3 million, 0.3 million and 0.5 million shares for the years ended December 31, 2025, 2024 and 2023, respectively.

Share Repurchases
Share Repurchase Programs
On January 25, 2021, the company's board of directors authorized a share repurchase program of up to $3.0 billion in share repurchases of the company's common stock (the "2021 Repurchase Program"). Repurchases under the 2021 Repurchase Program commenced in October 2021 and were completed in April 2023.

On January 24, 2022, the company's board of directors authorized a new share repurchase program of up to an additional $2.0 billion in share repurchases of the company's common stock (the "2022 Repurchase Program"). Repurchases under the 2022 Repurchase Program commenced in April 2023 and were completed in February 2024.

On December 6, 2023, the company's board of directors authorized a new share repurchase program of up to an additional $2.5 billion in share repurchases of the company's common stock (the "2023 Repurchase Program"). Repurchases under the 2023 Repurchase Program commenced in February 2024 and were completed in September 2025.

On December 11, 2024, the company's board of directors authorized a new share repurchase program of up to an additional $3.0 billion in share repurchases of the company's common stock (the "2024 Repurchase Program"). Repurchases under the 2024 Repurchase Program commenced in September 2025 upon completion of the 2023 Repurchase Program. As of December 31, 2025, repurchases under the 2024 Repurchase Program totaled $0.5 billion; $2.5 billion remained under this share repurchase authorization. By its terms, the 2024 Repurchase Program will expire when we have used all authorized funds for repurchases.

Accelerated Share Repurchase Agreements
During the first quarter of 2023, the company entered into an accelerated share repurchase (ASR) agreement with Bank of America, N.A. (Bank of America) to repurchase $500 million of the company's common stock as part of the 2021 and 2022 Repurchase Programs. Under the agreement, we made a payment of $500 million to Bank of America and received an initial delivery of 0.9 million shares valued at $400 million that were immediately canceled by the company. The remaining balance of $100 million was settled on April 27, 2023 with a final delivery of 0.2 million shares from Bank of America. The final average purchase price was $458.28 per share.

During the first quarter of 2024, the company entered into an ASR agreement with Morgan Stanley & Co. LLC (Morgan Stanley) to repurchase $1.0 billion of the company's common stock as part of the 2022 Repurchase Program. Under the agreement, we made a payment of $1.0 billion to Morgan Stanley and received an initial delivery of 1.8 million shares valued at $800 million that were immediately canceled by the company. The remaining balance of $200 million was settled on May 1, 2024 with a final delivery of 0.4 million shares from Morgan Stanley. The final average purchase price was $455.73 per share.

Share repurchases take place from time to time, subject to market and regulatory conditions and management's discretion, in the open market or in privately negotiated transactions. The company retires its common stock upon repurchase and, in the periods presented, has not made any purchases of common stock other than in connection with these publicly announced repurchase programs.

NORTHROP GRUMMAN CORPORATION

The table below summarizes the company's share repurchases to date under the authorizations described above:

Repurchase Program Authorization Date	Amount Authorized (in millions)	Total Shares Retired (in millions)	Average Price Per Share[1]	Date Completed	Shares Repurchased (in millions) Year Ended December 31		
					2025	2024	2023
January 25, 2021	$ 3,000	7.0	$ 431.05	April 2023	—	—	1.4
January 24, 2022[2]	$ 2,000	4.4	$ 455.01	February 2024	—	2.5	1.9
December 6, 2023	$ 2,500	5.2	$ 482.41	September 2025	**2.3**	2.9	—
December 11, 2024	$ 3,000	0.8	$ 575.31		**0.8**	—	—
					3.1	5.4	3.3

[1] Beginning with the 2022 Repurchase Program, the board of directors has approved that the purchases and authorizations under our repurchase programs be exclusive of brokerage commissions and other costs of execution, including taxes. Commissions paid are included for the 2021 Repurchase Program.

[2] The 2022 Repurchase Program completed in February 2024; however, it included the $1.0 billion ASR for which the final delivery of shares was outstanding at the end of the first quarter of 2024. On May 1, 2024, the company received a final delivery of 0.4 million shares for that ASR, which are included in the 2022 Repurchase Program authorization.

Dividends on Common Stock

In May 2025, the company increased the quarterly common stock dividend 12 percent to $2.31 per share from the previous amount of $2.06 per share.

In May 2024, the company increased the quarterly common stock dividend 10 percent to $2.06 per share from the previous amount of $1.87 per share.

In May 2023, the company increased the quarterly common stock dividend 8 percent to $1.87 per share from the previous amount of $1.73 per share.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net represent amounts billed and due from customers. Substantially all accounts receivable at December 31, 2025 are expected to be collected in 2026. The company does not believe it has significant exposure to credit risk as the majority of our accounts receivable are due from the U.S. government either as the ultimate customer or in connection with foreign military sales.

Accounts receivable, net consisted of the following:

	December 31	
$ in millions	**2025**	2024
Due from U.S. government [1]	$ **1,018**	$ 951
Due from international and other customers	**362**	326
Accounts receivable, gross	**1,380**	1,277
Allowance for expected credit losses	**(5)**	(5)
Accounts receivable, net	$ **1,375**	$ 1,272

[1] Includes receivables due from the U.S. government associated with foreign military sales, which are contracted with and paid by the U.S. government.

4. UNBILLED RECEIVABLES, NET

Unbilled receivables, net represent revenue recognized under the cost-to-cost method that exceeds amounts billed to customers. A large majority of the company's unbilled receivables at December 31, 2025 are expected to be billed and collected in 2026. Progress and performance-based payments are reflected as an offset to the related unbilled receivable balances.

NORTHROP GRUMMAN CORPORATION

Unbilled receivables, net consisted of the following:

$ in millions	December 31 2025	2024
Due from U.S. government [1]		
Unbilled receivables	$ 23,730	$ 22,871
Progress and performance-based payments received	(17,674)	(17,300)
Total due from U.S. government	6,056	5,571
Due from international and other customers		
Unbilled receivables	1,054	1,108
Progress and performance-based payments received	(557)	(757)
Total due from international and other customers	497	351
Unbilled receivables, net of progress and performance-based payments received	6,553	5,922
Allowance for expected credit losses	(9)	(14)
Unbilled receivables, net	$ 6,544	$ 5,908

[1] Includes unbilled receivables due from the U.S. government associated with foreign military sales, which are contracted with and paid by the U.S. government.

5. INVENTORIED COSTS, NET

Inventoried costs, net are principally associated with contracts where the U.S. government is the primary customer, therefore the company does not believe it has significant exposure to recoverability risk related to these amounts. Inventoried costs associated with our commercial businesses, while less significant in total, are subject to a greater level of recoverability risk.

Inventoried costs, net consisted of the following:

$ in millions	December 31 2025	2024
Raw materials	$ 306	$ 293
Work in process	945	1,118
Finished goods	58	44
Inventoried costs, net	$ 1,309	$ 1,455

Inventoried costs, net decreased $146 million, or 10 percent, largely due to the liquidation of costs, which were previously incurred and inventoried for specific anticipated contracts, upon receipt of those contract awards.

6. INCOME TAXES

In July 2025, the One Big Beautiful Bill Act (OBBBA) was enacted. Key income tax-related provisions of the OBBBA include the repeal of mandatory capitalization of research and development expenditures under Internal Revenue Code (IRC) Section 174 (reinstating full expensing beginning in 2025), extension of bonus depreciation, and revisions to international tax regimes. The company recognized the income tax effects of the OBBBA in its 2025 financial statements, including an increase of $319 million to taxes receivable and a decrease of $387 million to deferred tax assets as of December 31, 2025. As part of enactment of the OBBBA, the company became subject to the corporate alternative minimum tax (CAMT) and recorded CAMT credit carryforwards of $187 million during 2025. These CAMT credit carryforwards do not expire and may be used to offset future regular U.S. federal income tax liabilities. Given the company's future taxable income projections, CAMT did not impact the company's quarterly or annual effective tax rates during 2025.

As described in Note 1, effective for the year ended December 31, 2025, we adopted ASU 2023-09 and applied the disclosure requirements on a prospective basis. In accordance with prospective application, we did not recast prior period disclosures.

NORTHROP GRUMMAN CORPORATION

Federal and Foreign Income Tax Expense

Federal and foreign income tax expense consisted of the following:

$ in millions		Year Ended December 31				
		2025		2024		2023
Federal income tax expense:						
Current	$	**298**	$	628	$	949
Deferred		**555**		204		(670)
Total federal income tax expense		**853**		832		279
Foreign income tax expense:						
Current		**22**		13		15
Deferred		**11**		(3)		(4)
Total foreign income tax expense		**33**		10		11
Total federal and foreign income taxes	$	**886**	$	842	$	290

Earnings before income taxes associated with the company's foreign operations are not material in the periods presented.

Income tax expense differs from the amount computed by multiplying earnings before income taxes by the statutory federal income tax rate due to the following:

$ in millions		Year Ended December 31, 2025	
U.S. federal statutory tax rate	$	1,064	21.0 %
Foreign tax effects		15	0.3
Enactment of new tax laws		—	—
Effect of cross-border tax laws:			
Foreign derived intangible income, net of reserve		(49)	(1.0)
Other		1	—
Tax credits:			
Research and development, net of reserve		(242)	(4.7)
Other		(2)	—
Changes in valuation allowances		—	—
Nontaxable or nondeductible items		11	0.2
Changes in unrecognized tax benefits:			
Net interest expense		69	1.4
Other		17	0.3
Other adjustments		2	—
Total federal and foreign income taxes	$	886	17.5 %

$ in millions		Year ended December 31				
		2024			2023	
Income tax expense at statutory rate	$	1,053	21.0 %	$	493	21.0 %
Research credit		(361)	(7.2)		(210)	(8.9)
Foreign derived intangible income		13	0.3		(63)	(2.7)
Net interest expense		145	2.9		69	2.9
Other, net		(8)	(0.2)		1	0.1
Total federal and foreign income taxes	$	842	16.8 %	$	290	12.4 %

2025 income tax expense increased $44 million, or 5 percent, due to a higher ETR and higher earnings before income taxes. The 2025 ETR increased to 17.5 percent from 16.8 percent in 2024 primarily due to a net reduction in tax reserves in the prior year, lower research credits principally due to enactment of the OBBBA, and additional income tax expense related to nondeductible goodwill in the divested training services business. These increases were partially offset by lower interest expense on unrecognized tax benefits. The MTM benefit in both 2025 and 2024 increased each respective year's ETR by 0.4 percentage points.

2024 income tax expense increased $552 million, or 190 percent, due to higher earnings before income taxes and a higher ETR. The 2024 ETR increased to 16.8 percent from 12.4 percent in 2023 primarily due to the impact of the prior year B-21 loss provision and the MTM adjustment on our ETR. The 2024 MTM benefit increased the 2024 ETR by 0.4 percentage points, whereas the prior year B-21 loss provision and MTM expense collectively reduced the 2023 ETR by 3.8 percentage points. The 2024 ETR also reflects a net reduction in tax reserves largely due to a federal court decision in 2024, partially offset by higher interest expense on unrecognized tax benefits.

Net interest expense within the company's federal, foreign and state income tax provisions was $106 million, $164 million and $62 million for the years ended December 31, 2025, 2024, and 2023, respectively.

The Organization for Economic Co-operation and Development issued Pillar Two model rules for a global minimum tax of 15% effective January 1, 2024. Pillar Two had no impact on our 2025 or 2024 ETR, and we do not currently expect Pillar Two to significantly impact our ETR going forward.

Income Taxes Paid

Income taxes paid, net of refunds received, consisted of the following:

$ in millions	Year Ended December 31, 2025
Federal	$ 412
State and local	
California	151
Other	150
Foreign	18
Income taxes paid, net of refunds received	$ 731

Income tax payments, net of refunds received, were $880 million and $1.2 billion for the years ended December 31, 2024 and 2023, respectively.

Taxes receivable, which are included in Prepaid expenses and other current assets in the consolidated statements of financial position, were $924 million and $517 million as of December 31, 2025 and 2024, respectively.

Uncertain Tax Positions

We file income tax returns in the U.S. federal jurisdiction and in various state and foreign jurisdictions. During the fourth quarter of 2024, the company entered into an agreed Revenue Agent's Report ("RAR") for certain matters related to the company's 2018-2020 federal income tax returns, largely related to our methods of accounting associated with the timing of revenue recognition and related costs under IRC Section 451(b), resulting in a $766 million reduction to our unrecognized tax benefits and an immaterial impact to income tax expense. The matters not addressed by the agreed RAR related to the company's 2018-2020 federal tax returns are currently under Internal Revenue Service (IRS) examination.

During the second quarter of 2023, the company entered into an agreed RAR for certain matters related to the company's 2014-2017 federal income tax returns, resulting in a $90 million reduction to our unrecognized tax benefits and an immaterial impact to income tax expense. The matters not addressed by the agreed RAR related to the company's 2014-2017 federal income tax returns and refund claims related to its 2007-2016 federal tax returns are currently under review by the IRS Appeals Office.

In the second quarter of 2023, the California Franchise Tax Board approved a resolution of the state examination primarily related to California state apportionment in the company's 2007 to 2016 tax years, resulting in a $95 million reduction to our unrecognized tax benefits and an $11 million reduction to unallocated corporate expense within operating income.

Tax returns for open tax years related to state and foreign jurisdictions remain subject to examination. As state income taxes are generally considered allowable and allocable costs, any individual or aggregate state examination impacts are not expected to have a material impact on our financial results. Amounts currently subject to examination related to foreign jurisdictions are not material.

The company's unrecognized tax benefits, excluding accrued interest and penalties of $514 million, $373 million and $305 million as of December 31, 2025, 2024 and 2023, respectively, are presented below:

	December 31		
$ in millions	**2025**	2024	2023
Unrecognized tax benefits at beginning of the year	**$ 1,447**	$ 1,994	$ 1,663
Additions based on tax positions related to the current year	**133**	236	276
Additions for tax positions of prior years	**125**	90	254
Reductions for tax positions of prior years	**(15)**	(106)	(9)
Settlements with taxing authorities	**(2)**	(766)	(189)
Decreases from lapse in statutes of limitations	**(48)**	(1)	(1)
Net change in unrecognized tax benefits	**193**	(547)	331
Unrecognized tax benefits at end of the year	**$ 1,640**	$ 1,447	$ 1,994

The 2025 increase in unrecognized tax benefits was primarily related to additional reserves on current year tax positions related to research credits and state apportionment.

If the income tax benefits from these tax positions are ultimately realized, $1.0 billion of federal and foreign tax benefits (and related interest and penalties) would reduce the company's ETR.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and tax purposes. Net deferred tax assets and liabilities are classified as non-current in the consolidated statements of financial position.

The tax effects of temporary differences and carryforwards that gave rise to year-end deferred federal, state and foreign tax balances, as presented in the consolidated statements of financial position, are as follows:

	December 31	
$ in millions	**2025**	2024
Deferred Tax Assets		
Capitalized research and experimental expenditures	$ **3,473**	$ 4,816
Accrued employee compensation	**378**	386
Provisions for accrued liabilities	**488**	468
Inventory	**11**	36
Stock-based compensation	**45**	37
Operating lease liabilities	**569**	557
Tax credits	**829**	562
Other	**301**	241
Gross deferred tax assets	**6,094**	7,103
Less: valuation allowance	**(582)**	(526)
Net deferred tax assets	**5,512**	6,577
Deferred Tax Liabilities		
Retiree benefits	**409**	153
Goodwill	**535**	534
Purchased intangibles	**58**	69
Property, plant and equipment, net	**983**	827
Operating lease right-of-use assets	**582**	554
Contract accounting differences	**1,760**	2,714
Other	**134**	127
Deferred tax liabilities	**4,461**	4,978
Total net deferred tax assets	$ **1,051**	$ 1,599

Realization of deferred tax assets is primarily dependent on generating sufficient taxable income in future periods. The company believes it is more-likely-than-not our net deferred tax assets will be realized.

At December 31, 2025, in addition to the $187 million of CAMT credits noted above, the company has available tax credits and unused net operating losses of $717 million and $584 million, respectively, that may be applied against future taxable income. The majority of tax credits expire between 2026 and 2047, while some may be carried forward indefinitely. Most net operating losses may also be carried forward indefinitely. Due to the uncertainty of the realization of the tax credits and net operating losses, the company has recorded valuation allowances of $358 million and $62 million, respectively, as of December 31, 2025.

Undistributed Foreign Earnings

As of December 31, 2025, the company has accumulated undistributed earnings generated by our foreign subsidiaries and most have been taxed in the U.S. We intend to indefinitely reinvest these earnings, as well as future earnings from our foreign subsidiaries to fund our international operations. In addition, we expect future U.S. cash generation will be sufficient to meet future U.S. cash needs.

7. GOODWILL AND OTHER PURCHASED INTANGIBLE ASSETS

Goodwill

Changes in the carrying amounts of goodwill for the years ended December 31, 2024 and 2025, were as follows:

$ in millions	Aeronautics Systems	Defense Systems	Mission Systems	Space Systems	Total
Balance as of December 31, 2023	$ 3,974	$ 3,722	$ 5,881	$ 3,940	$ 17,517
Other [1]	—	(5)	—	—	(5)
Balance as of December 31, 2024	$ 3,974	$ 3,717	$ 5,881	$ 3,940	$ 17,512
Divestiture of training services business	—	(80)	—	—	(80)
Other [1]	—	5	—	—	5
Balance as of December 31, 2025	**$ 3,974**	**$ 3,642**	**$ 5,881**	**$ 3,940**	**$ 17,437**

[1] Other consists primarily of adjustments for foreign currency translation.

At December 31, 2025 and 2024, accumulated goodwill impairment losses totaled $417 million at Aeronautics Systems, $121 million at Space Systems, and $32 million at Defense Systems.

Other Purchased Intangible Assets

Net customer-related and other intangible assets are as follows:

	December 31	
$ in millions	**2025**	2024
Gross customer-related and other intangible assets	$ **3,372**	$ 3,371
Less accumulated amortization	**(3,164)**	(3,117)
Net customer-related and other intangible assets	$ **208**	$ 254

Amortization expense for 2025, 2024 and 2023, was $45 million, $57 million and $80 million, respectively. As of December 31, 2025, the expected future amortization of purchased intangibles for each of the next five years is as follows:

$ in millions	
2026	$ 42
2027	31
2028	31
2029	31
2030	31

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the financial assets and liabilities the company records at fair value on a recurring basis identified by the level of inputs used to determine fair value. See Note 1 for the definitions of these levels and for further information on our financial instruments.

	December 31, 2025				December 31, 2024			
$ in millions	**Level 1**	**Level 2**	**Level 3**	**Total**	Level 1	Level 2	Level 3	Total
Financial Assets								
Marketable securities	$ 454	$ —	$ 24	$ 478	$ 325	$ —	$ 14	$ 339
Marketable securities valued using NAV				5				8
Total marketable securities	454	—	24	483	325	—	14	347
Derivatives	—	2	—	2	—	(11)	—	(11)

During the third quarter of 2025, the company transferred $50 million of securities from Level 3 to Level 1 in connection with the initial public offering ("IPO") of a company in which we hold an investment. As of December 31, 2025, the company's investment was valued at $68 million. The company is prohibited from selling this investment until the first quarter of 2026. There were no other transfers of financial instruments into or out of Level 3 of the fair value hierarchy during the years ended December 31, 2025 and 2024.

Unrealized gains and losses from marketable securities, which are reflected in Other, net on the consolidated statement of earnings and comprehensive income, were $45 million for the year ended December 31, 2025. Unrealized gains and losses from marketable securities were not material for the years ended December 31, 2024 and 2023.

The notional value of the company's foreign currency forward contracts at December 31, 2025 and 2024 was $308 million and $399 million, respectively. The portion of notional value designated as a cash flow hedge at December 31, 2025 and 2024 was $167 million and $273 million, respectively.

The derivative fair values and related unrealized gains/losses at December 31, 2025 and 2024 were not material.

The carrying value of cash and cash equivalents approximates fair value.

9. DEBT

Commercial Paper
The company maintains a commercial paper program that serves as a source of short-term financing. In September 2025, the company amended its commercial paper program to increase its capacity to issue unsecured commercial paper notes from $2.5 billion to $3.0 billion. There were no commercial paper borrowings outstanding at December 31, 2025 and December 31, 2024, respectively.

Credit Facility
In September 2025, the company entered into a new five-year senior unsecured revolving credit facility in an aggregate principal amount of $3.0 billion (the "2025 Credit Agreement"). The 2025 Credit Agreement replaced the company's prior five-year, $2.5 billion revolving credit facility entered into in August 2022. The revolving credit facility established under the 2025 Credit Agreement is intended to support the company's commercial paper program and other general corporate purposes. Commercial paper borrowings reduce the amount available for borrowing under the 2025 Credit Agreement. At December 31, 2025, there were no borrowings outstanding under this facility.

The 2025 Credit Agreement contains generally customary terms and conditions, including covenants restricting the company's ability to sell all or substantially all of its assets, merge or consolidate with another entity or undertake other fundamental changes and incur liens. The company also cannot permit the ratio of its debt to capitalization (as set forth in the credit agreement) to exceed 65 percent. At December 31, 2025, the company was in compliance with all covenants under its credit agreement.

Unsecured Senior Notes
Issuance of Senior Notes
In May 2025, the company issued $1.0 billion of unsecured senior notes for general corporate purposes, including debt repayment, share repurchases, and working capital, as follows:

- $500 million of 4.65% senior notes due 2030 (the "2030 Notes") and
- $500 million of 5.25% senior notes due 2035 (the "2035 Notes").

In January 2024, the company issued $2.5 billion of unsecured senior notes for general corporate purposes, including debt repayment, share repurchases, and working capital, as follows:

- $500 million of 4.60% senior notes due 2029 (the "2029 Notes"),
- $850 million of 4.90% senior notes due 2034 (the "2034 Notes"), and
- $1.15 billion of 5.20% senior notes due 2054 (the "2054 Notes").

We refer to the 2029 Notes, 2030 Notes, 2034 Notes, 2035 Notes, and 2054 Notes, together, as the "notes." Interest on the notes is payable semi-annually in arrears. The notes are generally subject to redemption, in whole or in part, at the company's discretion at any time, or from time to time, prior to maturity at a redemption price equal to the greater of 100% of the principal amount of the notes to be redeemed or an applicable "make-whole" amount, plus accrued and unpaid interest.

NORTHROP GRUMMAN CORPORATION

Repayments of Senior Notes

In January 2025, the company repaid $1.5 billion of 2.93 percent unsecured senior notes upon maturity.

Long-term debt consists of the following:

		December 31	
$ in millions		**2025**	2024
Fixed-rate notes and debentures, maturing in	**Interest rate**		
2025	2.93%	$ —	$ 1,500
2026	7.75% - 7.88%	**527**	527
2027	3.20%	**750**	750
2028	3.25%	**2,000**	2,000
2029	4.60%	**500**	500
2030	4.40% - 4.65%	**1,250**	750
2031	7.75%	**466**	466
2033	4.70%	**1,000**	1,000
2034	4.90%	**850**	850
2035	5.25%	**500**	—
2040	5.05% - 5.15%	**800**	800
2043	4.75%	**950**	950
2045	3.85%	**600**	600
2047	4.03%	**2,250**	2,250
2050	5.25%	**1,000**	1,000
2053	4.95%	**1,000**	1,000
2054	5.20%	**1,150**	1,150
Other	Various	**184**	264
Debt issuance costs		**(81)**	(83)
Total long-term debt		**15,696**	16,274
Less: current portion[1]		534	1,582
Long-term debt, net of current portion		**$ 15,162**	$ 14,692

[1] The current portion of long-term debt is recorded in Other current liabilities in the consolidated statements of financial position.

The estimated fair value of long-term debt was $15.1 billion and $15.3 billion as of December 31, 2025 and 2024, respectively. We calculated the fair value of long-term debt using Level 2 inputs, based on interest rates available for debt with terms and maturities similar to the company's existing debt arrangements.

Indentures underlying long-term debt issued by the company or its subsidiaries contain various restrictions with respect to the issuer, including one or more restrictions relating to limitations on liens, sale-leaseback arrangements and funded debt of subsidiaries. The majority of these fixed rate notes and debentures are subject to redemption at the company's discretion at any time prior to maturity in whole or in part at the principal amount plus any make-whole premium and accrued and unpaid interest. Interest on these fixed rate notes and debentures are payable semi-annually in arrears.

Total interest payments, net of interest received and capitalized, were $588 million, $475 million and $437 million for the years ended December 31, 2025, 2024 and 2023, respectively. The company capitalized interest expense of $100 million, $113 million and $95 million during the years ended December 31, 2025, 2024 and 2023, respectively.

NORTHROP GRUMMAN CORPORATION

Maturities of long-term debt as of December 31, 2025, are as follows:

$ in millions	
Year Ending December 31	
2026	$ 534
2027	755
2028	2,044
2029	592
2030	1,252
Thereafter	10,621
Total principal payments	15,798
Unamortized premium on long-term debt, net of discount	(21)
Debt issuance costs	(81)
Total long-term debt	$ 15,696

10. INVESTIGATIONS, CLAIMS AND LITIGATION

For over 25 years, the company has worked closely with the United States Navy, the United States Environmental Protection Agency, the New York State Department of Environmental Conservation, the New York State Department of Health and other federal, state and local governmental authorities, to address environmental conditions allegedly resulting from historic operations at the former United States Navy and Grumman facilities in Bethpage, New York. We have incurred, and expect to continue to incur, as included in Note 11, substantial remediation costs related to these Bethpage environmental conditions, including potential costs relating to unanticipated developments such as new discoveries of potential contaminants. It is also possible that applicable remediation standards and other requirements to which we are subject may continue to change, and that our costs may increase materially. In 2022, we resolved several disputes and regulatory proceedings concerning the scope and allocation of remediation responsibilities and costs related to this site and we continue remediation consistent with agreements through which those disputes were resolved. The company continues to be involved in other remediation-related disputes, none of which are material individually or in the aggregate. We are also a party to various individual lawsuits and a putative class action in the Eastern District of New York alleging personal injury and property damage related to the legacy Bethpage environmental conditions (the "Bethpage EDNY cases"). The court has stayed the filed individual lawsuits, pending its decision on class certification. Although the court has ordered supplemental briefing on pending class certification and expert motions in the putative class action, the parties remain engaged in a mediation. We are also a party, and may become a party, to other lawsuits brought by or against insurance carriers, and by other individual plaintiffs and/or putative classes, as well as other parties. We cannot at this time predict or reasonably estimate the potential outcomes or ranges of possible liability of the Bethpage EDNY cases.

The company received from the U.S. Department of Justice (DOJ) a criminal subpoena on December 9, 2022, and a civil investigative demand (CID) on February 2, 2023, both seeking information regarding financial and cost accounting and controls focused on the interest rate assumptions the company used to determine our U.S. Government Cost Accounting Standards (CAS) pension expense, which we discuss in Note 11 below. The company has responded to requests and expects to continue to engage with the government as these matters progress. We cannot at this point predict the outcome of these matters.

The company is a party to various other investigations, lawsuits, arbitration, claims, enforcement actions and other legal proceedings, including government investigations and claims, that arise in the ordinary course of our business. The nature of legal proceedings is such that we cannot assure the outcome of any particular matter. However, based on information available to the company to date, the company does not believe that the outcome of any of these other matters pending against the company is likely to have a material adverse effect on the company's consolidated financial position as of December 31, 2025, or its annual results of operations and/or cash flows.

11. COMMITMENTS AND CONTINGENCIES

U.S. Government Cost Claims and Contingencies
From time to time, the company is advised of claims by the U.S. government concerning certain potential disallowed costs, plus, at times, penalties and interest. When such findings are presented, the company and U.S. government

representatives engage in discussions to enable the company to evaluate the merits of these claims, as well as to assess the amounts being claimed. Where appropriate, provisions are made to reflect the company's estimated exposure for such potential disallowed costs. Such provisions are reviewed periodically using the most recent information available. The company believes it has adequately reserved for disputed amounts that are probable and reasonably estimable, and that the outcome of any such matters would not have a material adverse effect on its consolidated financial position as of December 31, 2025, or its annual results of operations and/or cash flows.

In 2019, the Defense Contract Management Agency (DCMA) raised questions about an interest rate assumption used by the company to determine our CAS pension expense. On June 1, 2020, DCMA provided written notice that the assumptions the company used during the period 2013-2019 were potentially noncompliant with CAS. We submitted a formal response on July 31, 2020, which we believed demonstrates the appropriateness of the assumptions used. On November 24, 2020, DCMA replied to the company's response, disagreeing with our position and requesting additional input, which we provided on February 22, 2021. We subsequently continued to exchange correspondence and engage with DCMA on this matter, including responding to requests for and providing additional information. On February 15, 2024, DCMA sent to the company a Contracting Officer's determination of noncompliance with CAS, which is an interim, non-final determination, and the parties engaged in discussions. In addition, as noted in Note 10 above, the company received from the DOJ a criminal subpoena on December 9, 2022 and a CID on February 2, 2023, both seeking information related to the interest rate assumptions at issue in our discussions with DCMA. The company has responded to requests and expects to continue to engage with the government as these matters progress. We cannot at this point predict the outcome of these matters. The sensitivity to changes in interest rate assumptions makes it reasonably possible the outcome of these matters could have a material adverse effect on our financial position, results of operations and/or cash flows, although we are not currently able to estimate a range of any potential loss.

Environmental Matters

The table below summarizes the amount of accrued and deferred costs associated with the company's environmental remediation liabilities as of December 31, 2025 and 2024:

	December 31	
$ in millions	**2025**	2024
Accrued costs[1]	$ **547**	$ 546
Deferred costs[2]	**502**	507

[1] As of December 31, 2025, $204 million is recorded in Other current liabilities and $343 million is recorded in Other non-current liabilities in the consolidated statements of financial position. Estimated remediation costs are not discounted to present value.

[2] The company defers the portion of environmental remediation costs we expect to be recoverable through overhead charges on U.S. government contracts. As of December 31, 2025, $189 million is deferred in Prepaid expenses and other current assets and $313 million is deferred in Other non-current assets in the consolidated statements of financial position. These amounts are routinely evaluated for recoverability.

Reasonably possible future costs in excess of accrued costs were $380 million and $377 million as of December 31, 2025 and 2024, respectively. Reasonably possible remediation costs in excess of accrued costs do not take into consideration amounts expected to be recoverable through overhead charges on U.S. government contracts. However, the recoverability of these costs is expected to be similar in proportion to the recoverability of the company's accrued costs.

Although management cannot predict whether (i) new information gained as our environmental remediation projects progress, (ii) changes in remediation standards or other requirements to which we are subject, or (iii) other changes in facts and circumstances will materially affect the estimated liability accrued, we do not anticipate that future remediation expenditures associated with our currently identified projects will have a material adverse effect on the company's consolidated financial position as of December 31, 2025, or its annual results of operations and/or cash flows.

Financial Arrangements

In the ordinary course of business, the company uses standby letters of credit and guarantees issued by commercial banks and surety bonds issued principally by insurance companies to guarantee the performance on certain obligations. At December 31, 2025, there were $595 million of stand-by letters of credit and guarantees and $271 million of surety bonds outstanding.

NORTHROP GRUMMAN CORPORATION

Indemnifications

The company has provided indemnifications for certain environmental, income tax and other potential liabilities in connection with certain of its divestitures. The settlement of these liabilities is not expected to have a material adverse effect on the company's consolidated financial position as of December 31, 2025, or its annual results of operations and/or cash flows.

12. RETIREMENT BENEFITS

Plan Descriptions

U.S. Defined Benefit Pension Plans – The company sponsors several defined benefit pension plans in the U.S. Pension benefits for most participants are based on years of service, age and compensation. It is our policy to fund at least the minimum amount required for qualified plans, using actuarial cost methods and assumptions acceptable under U.S. government regulations, by making payments into benefit trusts separate from the company.

U.S. Defined Contribution Plans – The company also sponsors defined contribution plans covering the majority of its employees, including certain employees covered under collective bargaining agreements. Company contributions vary depending on date of hire, with a majority of employees being eligible for employer matching of employee contributions. Based on date of hire, certain employees are eligible to receive a company non-elective contribution or an enhanced matching contribution in lieu of a defined benefit pension plan benefit. The company's contributions to these defined contribution plans for the years ended December 31, 2025, 2024 and 2023, were $669 million, $657 million and $634 million, respectively.

Non-U.S. Benefit Plans – The company sponsors several benefit plans for non-U.S. employees. These plans are designed to provide benefits appropriate to local practice and in accordance with local regulations. Some of these plans are funded using benefit trusts separate from the company.

Medical and Life Benefits – The company funds a portion of the costs for certain health care and life insurance benefits for a substantial number of its active and retired employees. In addition to a company and employee cost-sharing feature, the health plans also have provisions for deductibles, co-payments, coinsurance percentages, out-of-pocket limits, conformance to a schedule of reasonable fees, the use of managed care providers and coordination of benefits with other plans. The plans also provide for a Medicare carve-out. The company reserves the right to amend or terminate the plans at any time.

Certain covered employees and dependents are eligible to participate in plans upon retirement if they meet specified age and years of service requirements. The company provides subsidies to reimburse certain retirees for a portion of the cost of individual coverage purchased directly by the retiree through a private insurance exchange. The company has capped the amount of its contributions for substantially all its remaining postretirement medical and life benefit plans. In addition, after January 1, 2005 (or earlier at some businesses), newly hired employees are not eligible for subsidized postretirement medical and life benefits.

Summary Plan Results

The cost to the company of its retirement benefit plans is shown in the following table:

| | | Year Ended December 31 | | | | |
| | Pension Benefits | | | Medical and Life Benefits | | |
$ in millions	**2025**	2024	2023	**2025**	2024	2023
Components of net periodic benefit cost (benefit)						
Service cost	$ **217**	$ 239	$ 236	$ **4**	$ 4	$ 5
Interest cost	**1,612**	1,526	1,568	**62**	62	67
Expected return on plan assets	**(2,159)**	(2,197)	(2,098)	**(85)**	(87)	(85)
Amortization of prior service credit	**—**	—	—	**(3)**	—	(1)
Mark-to-market (benefit) expense	**(514)**	(450)	442	**(13)**	7	(20)
Other	**6**	15	—	**—**	—	—
Net periodic benefit cost (benefit)	$ **(838)**	$ (867)	$ 148	$ **(35)**	$ (14)	$ (34)

NORTHROP GRUMMAN CORPORATION

The table below summarizes the changes in unamortized prior service credit for the years ended December 31, 2023, 2024 and 2025:

$ in millions	Pension Benefits	Medical and Life Benefits	Total
Changes in unamortized prior service credit			
Amortization of prior service credit	$ —	$ 1	$ 1
Tax expense	—	—	—
Decrease (increase) in unamortized prior service credit – 2023	—	1	1
(Increase) decrease in prior service credit	—	(12)	(12)
Amortization of prior service credit	—	—	—
Tax expense	—	3	3
(Increase) decrease in unamortized prior service credit – 2024	—	(9)	(9)
Amortization of prior service credit	—	3	3
Tax expense	—	(1)	(1)
Decrease (increase) in unamortized prior service credit – 2025	$ —	$ 2	$ 2

The following table sets forth the funded status and amounts recognized in the consolidated statements of financial position for the company's defined benefit retirement plans. Pension benefits data includes the qualified plans, foreign plans and U.S. unfunded non-qualified plans for benefits provided to directors, officers and certain employees. The company uses a December 31 measurement date for its plans.

$ in millions	Pension Benefits 2025	Pension Benefits 2024	Medical and Life Benefits 2025	Medical and Life Benefits 2024
Plan Assets				
Fair value of plan assets at beginning of year	$ 29,769	$ 30,251	$ 1,237	$ 1,274
Net gain on plan assets	3,244	1,358	129	61
Employer contributions	99	96	31	33
Participant contributions	9	6	2	26
Benefits paid	(2,000)	(1,942)	(117)	(157)
Other	10	—	—	—
Fair value of plan assets at end of year	31,131	29,769	1,282	1,237
Projected Benefit Obligation				
Projected benefit obligation at beginning of year	28,992	30,443	1,150	1,246
Service cost	217	239	4	4
Interest cost	1,612	1,526	62	62
Participant contributions	9	6	2	26
Actuarial loss (gain)	578	(1,295)	31	(19)
Benefits paid	(2,000)	(1,942)	(117)	(157)
Other	20	15	—	(12)
Projected benefit obligation at end of year	29,428	28,992	1,132	1,150
Funded status	$ 1,703	$ 777	$ 150	$ 87

The increase in the fair value of plan assets for the year ended December 31, 2025 was primarily driven by net returns on pension plan assets of 11.3 percent, partially offset by $2.1 billion of benefit payments. The increase in our projected benefit obligation for the year ended December 31, 2025, was primarily driven by $1.7 billion of interest cost and a 15 basis point decrease in the pension discount rate from year-end 2024, partially offset by $2.1 billion of benefit payments.

$ in millions	Pension Benefits		Medical and Life Benefits	
	2025	2024	**2025**	2024
Classification of amounts recognized in the consolidated statements of financial position				
Non-current assets	**$ 2,774**	$ 1,851	**$ 393**	$ 333
Current liability	**(181)**	(177)	**(23)**	(23)
Non-current liability	**(890)**	(897)	**(220)**	(223)

The accumulated benefit obligation for all defined benefit pension plans was $29.1 billion and $28.7 billion at December 31, 2025 and 2024, respectively. Amounts for pension plans with accumulated benefit obligations in excess of fair value of plan assets are as follows:

	December 31	
$ in millions	**2025**	2024
Projected benefit obligation	**$ 1,074**	$ 1,076
Accumulated benefit obligation	**1,061**	1,066
Fair value of plan assets	**3**	3

Plan Assumptions

On a weighted-average basis, the following assumptions were used to determine benefit obligations at December 31 of each year and net periodic benefit cost for the following year:

	Pension Benefits			Medical and Life Benefits		
	2025	2024	2023	**2025**	2024	2023
Discount rate	**5.58 %**	5.73 %	5.15 %	**5.41 %**	5.69 %	5.20 %
Expected long-term return on plan assets	**7.50 %**	7.50 %	7.50 %	**7.10 %**	7.08 %	7.12 %
Initial cash balance crediting rate assumed for the next year	**4.84 %**	4.78 %	4.02 %			
Rate to which the cash balance crediting rate is assumed to increase/decrease (the ultimate rate)	**5.26 %**	4.90 %	4.02 %			
Year that the cash balance crediting rate reaches the ultimate rate	**2031**	2030	2029			
Rate of compensation increase	**3.00 %**	3.00 %	3.00 %			
Initial health care cost trend rate assumed for the next year				**6.50 %**	5.90 %	6.20 %
Rate to which the health care cost trend rate is assumed to decline (the ultimate trend rate)				**5.00 %**	5.00 %	5.00 %
Year that the health care cost trend rate reaches the ultimate trend rate				**2031**	2028	2028

Plan Assets and Investment Policy

Plan assets are invested in various asset classes that are expected to produce a sufficient level of diversification and investment return over the long term. Liability studies are conducted on a regular basis to provide guidance in setting investment goals with an objective to balance risk. Risk targets are established and monitored against acceptable ranges.

Our investment policies and procedures are designed to ensure the plans' investments comply with ERISA. Guidelines are established defining permitted investments within each asset class. Derivatives are used for transitioning assets, asset class rebalancing, managing currency risk and for management of fixed-income and alternative investments.

NORTHROP GRUMMAN CORPORATION

For the majority of the plans' assets, the investment policies require that the asset allocation be maintained within the following ranges as of December 31, 2025:

	Asset Allocation Ranges
Cash and cash equivalents	0% - 12%
Global public equities	18% - 38%
Fixed-income securities	35% - 55%
Alternative investments	8% - 46%

The table below provides the fair values of the company's pension and Voluntary Employees' Beneficiary Association (VEBA) trust plan assets at December 31, 2025 and 2024, by asset category. The table also identifies the level of inputs used to determine the fair value of assets in each category. See Note 1 for the definitions of these levels. Certain investments that are measured at fair value using NAV per share (or its equivalent) as a practical expedient are not required to be categorized in the fair value hierarchy table. The total fair value of these investments is included in the table below to permit reconciliation of the fair value hierarchy to amounts presented in the funded status table. As of December 31, 2025 and 2024, there were no investments expected to be sold at a value materially different than NAV.

$ in millions	Level 1 2025	Level 1 2024	Level 2 2025	Level 2 2024	Level 3 2025	Level 3 2024	Total 2025	Total 2024
Asset category								
Cash and cash equivalents	$ 147	$ 223	$ 1,066	$ 751			$ 1,213	$ 974
U.S. equities	1,719	1,824					1,719	1,824
International equities	1,563	1,570					1,563	1,570
Fixed-income securities								
U.S. Treasuries	—	17	4,008	3,520			4,008	3,537
U.S. Government Agency			130	97			130	97
Non-U.S. Government	1	1	429	282			430	283
Corporate debt	135	79	3,850	3,664			3,985	3,743
Asset backed			1,759	1,301			1,759	1,301
High-yield debt	8	12	12	20			20	32
Bank loans			17	16			17	16
Derivatives and other assets	(23)	(55)	80	99	$ 2	$ 2	59	46
Investments valued using NAV as a practical expedient								
U.S. equities							1,659	1,486
International equities							4,292	4,071
Fixed-income funds							3,664	3,559
Private equity funds							2,950	3,521
Real estate funds							1,560	1,860
Other alternatives							4,094	3,627
Payables, net							(709)	(541)
Fair value of plan assets at the end of the year	$ 3,550	$ 3,671	$ 11,351	$ 9,750	$ 2	$ 2	$ 32,413	$ 31,006

There were no transfers of plan assets into or out of Level 3 of the fair value hierarchy during the years ended December 31, 2025 and 2024.

Generally, investments are valued based on information in financial publications of general circulation, statistical and valuation services, records of security exchanges, appraisal by qualified persons, transactions and bona fide offers. Cash and cash equivalents are predominantly held in money market or short-term investment funds. U.S. and international equities consist primarily of common stocks and institutional common trust funds. Investments in certain equity securities, which include domestic and international securities and registered investment companies, and exchange-traded funds with fixed income strategies are valued at the last reported sales or quoted price on the last business day of the reporting period. Fair values for certain fixed-income securities, which are not exchange-traded, are valued using third-party pricing services.

Derivatives and other assets include derivative assets with a fair value of $113 million and $107 million, derivative liabilities with a fair value of $103 million and $123 million, and net notional amounts of $12.4 billion and $9.2 billion, as of December 31, 2025 and 2024, respectively. Derivative instruments may include exchange traded futures contracts, interest rate swaps, options on futures and swaps, currency contracts, total return swaps and credit default swaps. Notional amounts do not quantify risk or represent assets or liabilities of the pension and VEBA trusts, but are used in the calculation of cash settlement under the contracts. Certain derivative financial instruments within the pension trust are subject to master netting agreements with certain counterparties.

Investments in certain equity and fixed-income funds, which include common/collective trust funds, and alternative investments are valued based on the NAV derived by the investment managers, as a practical expedient, and are described further below.

U.S. and International equities: Generally, redemption periods are daily, monthly or quarterly with a notice requirement less than 90 days. As of December 31, 2025 and 2024, there were no unfunded commitments.

Fixed-income funds: Generally, redemption periods are daily, monthly or quarterly with a notice requirement of two days. As of December 31, 2025 and 2024 there were no unfunded commitments.

Private equity funds: The term of each fund is typically 10 or more years and the fund's investors do not have an option to redeem their interest in the fund. As of December 31, 2025 and 2024, unfunded commitments were $1.2 billion and $1.6 billion, respectively.

Real estate funds: Consist primarily of open-end funds that generally allow investors to redeem their interests in the funds. Certain closed-end real estate funds have terms of 10 or more years. As of December 31, 2025 and 2024, unfunded commitments were $124 million and $24 million, respectively.

Other alternatives: Consist of closed-end funds with a 5-10 year life as well as funds that allow redemption requests subject to the liquidity limitations of the underlying investments. As of December 31, 2025 and 2024, unfunded commitments were $3.0 billion and $2.0 billion, respectively.

At December 31, 2025 and 2024, the defined benefit pension trust held $0 and $1 million, respectively, of Northrop Grumman common stock. At December 31, 2025 and 2024, the VEBA trust did not hold any Northrop Grumman common stock.

Benefit Payments
The following table reflects estimated future benefit payments for the next ten years, based upon the same assumptions used to measure the benefit obligation, and includes expected future employee service, as of December 31, 2025:

$ in millions	Pension Plans		Medical and Life Plans		Total	
Year Ending December 31						
2026	$	2,092	$	111	$	2,203
2027		2,136		111		2,247
2028		2,164		110		2,274
2029		2,185		107		2,292
2030		2,201		104		2,305
2031 through 2035		10,894		453		11,347

In 2026, the company expects to contribute the required minimum funding of approximately $97 million to its pension plans and approximately $34 million to its medical and life benefit plans. During the year ended December 31, 2025, the company made no discretionary pension contributions.

13. STOCK COMPENSATION PLANS AND OTHER COMPENSATION ARRANGEMENTS

Stock Compensation Plans
At December 31, 2025, the company had stock-based compensation awards outstanding under the following shareholder-approved plans: the 2024 Long-Term Incentive Stock Plan (2024 Plan) and the 2011 Long-Term

Incentive Stock Plan (2011 Plan), both applicable to employees and non-employee directors, and the 1993 Stock Plan for Non-Employee Directors (1993 SPND).

Employee Plans – On May 15, 2024, the company's shareholders approved the company's new 2024 Plan, which replaced the 2011 Plan. The 2024 Plan authorized 5.75 million new shares (less the number of shares subject to any new awards under the 2011 Plan between March 1 and May 15, 2024). Under the terms of the 2024 Plan, in the event outstanding awards under the 2011 Plan expire or terminate without being exercised or paid, as the case may be, such forfeited shares will become available for award under the 2024 Plan and increase the authorization. As of December 31, 2025, 5.5 million shares remain available for issuance under the 2024 Plan.

The 2011 Plan provided for and the 2024 Plan provides for the following equity awards: stock options, stock appreciation rights (SARs) and stock awards. Under the 2011 Plan and 2024 Plan, no SARs have been granted and there are no outstanding stock options. Stock awards include restricted performance stock rights (RPSR) and restricted stock rights (RSR). RPSRs generally vest and are paid following the completion of a three-year performance period, based primarily on achievement of certain performance metrics determined by the Board. RSRs generally vest 100% after three years. Each includes dividend equivalents, which are paid concurrently with the RPSR or RSR. The terms of equity awards granted under the 2011 Plan and 2024 Plan provide for accelerated vesting, and in some instances forfeiture, of all or a portion of an award upon termination of employment.

Non-Employee Director Plans – Awards to non-employee directors are made pursuant to the Northrop Grumman Corporation Equity Grant Program for Non-Employee Directors (the Director Program). The Director Program was amended and restated effective January 1, 2016 (the Amended Director Program). The Director Program was again amended and restated effective May 15, 2024, consistent with the shareholder-approved 2024 Plan (the Restated Director Program). Under the Restated Director Program, each non-employee director is awarded an annual equity grant in the form of Automatic Stock Units, which vest on the one-year anniversary of the annual shareholder meeting. Directors may elect to have all or any portion of their Automatic Stock Units paid on (A) the earlier of (i) the beginning of a specified calendar year after the vesting date or (ii) their separation from service as a member of the Board, or (B) on the vesting date.

Directors also may elect to defer to a later year all or a portion of their remaining cash retainer or committee retainer fees into a stock unit account as Elective Stock Units or in alternative investment options. Elective Stock Units are awarded on a quarterly basis. Directors may elect to have all or a portion of their Elective Stock Units paid on the earlier of (i) the beginning of a specified calendar year or (ii) their separation from service as a member of the Board. Stock units awarded under the Amended Director Program and Restated Director Program are paid out in an equivalent number of shares of Northrop Grumman common stock. Directors are credited with dividend equivalents in connection with the accumulated stock units until the shares of common stock relating to such stock units are issued.

Compensation Expense
Stock-based compensation expense for the years ended December 31, 2025, 2024 and 2023 was $119 million, $101 million and $87 million, respectively. The related tax benefits for stock-based compensation for the years ended December 31, 2025, 2024 and 2023 were $1 million, $15 million and $9 million, respectively.

At December 31, 2025, there was $100 million of unrecognized compensation expense related to unvested stock awards granted under the company's stock-based compensation plans. These amounts are expected to be charged to expense over a weighted-average period of 1.3 years.

NORTHROP GRUMMAN CORPORATION

Stock Awards

Stock award activity for the years ended December 31, 2023, 2024 and 2025, is presented in the table below. Vested awards do not include any adjustments to reflect the final performance measure for issued shares.

	Stock Awards (in thousands)	Weighted-Average Grant Date Fair Value Per Share	Weighted-Average Remaining Contractual Term (in years)
Outstanding at January 1, 2023	561	$ 344	1.4
Granted	216	478	
Vested	(249)	315	
Forfeited	(29)	373	
Outstanding at December 31, 2023	499	$ 417	1.3
Granted	238	465	
Vested	(221)	366	
Forfeited	(47)	450	
Outstanding at December 31, 2024	469	$ 462	1.4
Granted	**231**	**463**	
Vested	**(195)**	**456**	
Forfeited	**(59)**	**469**	
Outstanding at December 31, 2025	**446**	**$ 464**	**1.4**

The majority of our stock awards are granted annually during the first quarter.

The grant date fair value of shares issued in settlement of fully vested stock awards was $99 million, $86 million and $99 million during the years ended December 31, 2025, 2024 and 2023, respectively.

Cash Awards

The company grants certain employees cash units (CUs) and cash performance units (CPUs). Depending on actual performance against financial objectives, recipients of CPUs earn between 0 and 200 percent of the original grant. The following table presents the minimum and maximum aggregate payout amounts related to those cash awards granted for the periods presented:

	Year Ended December 31		
$ in millions	**2025**	2024	2023
Minimum aggregate payout amount	$ **35**	$ 35	$ 34
Maximum aggregate payout amount	**199**	200	192

The majority of our cash awards are granted annually during the first quarter. CUs typically vest and settle in cash on the third anniversary of the grant date, while CPUs generally vest and pay out in cash based primarily on the achievement of certain performance metrics over a three-year period. At December 31, 2025, there was $121 million of unrecognized compensation expense related to cash awards.

14. LEASES

Total Lease Cost

Total lease cost is included in Product and Service costs in the consolidated statement of earnings and comprehensive income and is recorded net of immaterial sublease income. Total lease cost is comprised of the following:

	Year Ended December 31		
$ in millions	2025	2024	2023
Operating lease cost	$ 363	$ 370	$ 358
Variable lease cost	102	49	48
Short-term lease cost	47	51	69
Total lease cost	$ 512	$ 470	$ 475

Supplemental Balance Sheet Information

Supplemental operating lease balance sheet information consists of the following:

	Year Ended December 31	
$ in millions	2025	2024
Operating lease right-of-use assets	$ 1,859	$ 1,770
Other current liabilities	331	324
Operating lease liabilities	1,857	1,798
Total operating lease liabilities	$ 2,188	$ 2,122

Other Supplemental Information

Other supplemental operating lease information consists of the following:

	Year Ended December 31	
$ in millions	2025	2024
Cash paid for amounts included in the measurement of operating lease liabilities	$ 386	$ 373
Right-of-use assets obtained in exchange for new lease liabilities	400	272
Weighted average remaining lease term	10.1 years	10.4 years
Weighted average discount rate	4.3 %	4.0 %

Maturities of Lease Liabilities

Maturities of operating lease liabilities as of December 31, 2025 are as follows:

$ in millions	
Year Ending December 31	
2026	$ 401
2027	364
2028	320
2029	286
2030	237
Thereafter	1,095
Total lease payments	2,703
Less: imputed interest	(515)
Present value of operating lease liabilities	$ 2,188

As of December 31, 2025, we have approximately $1.3 billion in rental commitments for real estate leases that have not yet commenced. These leases are expected to commence in 2026 and 2027 with lease terms of 4 to 26 years.

NORTHROP GRUMMAN CORPORATION

15. SEGMENT INFORMATION

The company is aligned in four operating sectors, which also comprise our reportable segments: Aeronautics Systems, Defense Systems, Mission Systems and Space Systems. We generally organize our segments based on the nature of products and services offered.

The company's chief operating decision maker ("CODM") is the Chair, Chief Executive Officer and President. The CODM is responsible for allocating resources and assessing performance of the consolidated enterprise and operating sectors. The profitability measure the CODM uses to assess segment performance and allocate resources is segment operating income (and related margin rate, calculated as segment operating income divided by sales) by comparing historical, actual, and forecasted amounts on a regular basis.

The following table presents sales, operating costs and expenses, and operating income by segment:

$ in millions		Year Ended December 31	
	2025	2024	2023
Aeronautics Systems			
Sales	$ 12,992	$ 12,396	$ 11,164
Operating costs and expenses:			
Product	9,340	8,383	9,053
Service	2,687	2,658	2,399
Intersegment	152	119	128
Aeronautics Systems operating income (loss)	813	1,236	(416)
Defense Systems			
Sales	8,002	7,399	7,185
Operating costs and expenses:			
Product	5,682	5,169	4,708
Service	1,263	1,365	1,659
Intersegment	186	149	134
Defense Systems operating income	871	716	684
Mission Systems			
Sales	12,506	11,399	10,895
Operating costs and expenses:			
Product	7,608	7,000	6,669
Service	1,861	1,805	1,730
Intersegment	1,210	996	887
Mission Systems operating income	1,827	1,598	1,609
Space Systems			
Sales	10,771	11,731	11,873
Operating costs and expenses:			
Product	7,827	8,711	8,844
Service	1,309	1,398	1,468
Intersegment	452	368	431
Space Systems operating income	1,183	1,254	1,130
Intersegment profit eliminations	(317)	(260)	(247)
Total segment operating income	4,377	4,544	2,760
FAS/CAS operating adjustment	258	40	(82)
Unallocated corporate expense	(124)	(214)	(141)
Total operating income	$ 4,511	$ 4,370	$ 2,537
Other (expense) income			
Interest expense	(665)	(621)	(545)
Non-operating FAS pension benefit	541	656	530
Mark-to-market pension and OPB benefit (expense)	527	443	(422)
Other, net	154	168	246
Earnings before income taxes	$ 5,068	$ 5,016	$ 2,346

FAS/CAS Operating Adjustment

For financial statement purposes, we account for our employee pension plans in accordance with FAS. However, the cost of these plans is charged to our contracts in accordance with applicable FAR and CAS requirements. The FAS/CAS operating adjustment reflects the difference between CAS pension expense included as cost in segment operating income and the service cost component of FAS expense included in total operating income.

NORTHROP GRUMMAN CORPORATION

Unallocated Corporate Expense

Unallocated corporate expense includes the portion of corporate costs not considered allowable or allocable under applicable FAR and CAS requirements, and therefore not allocated to the segments, such as changes in deferred state income taxes and a portion of management and administration, legal, environmental, compensation, retiree benefits, advertising and other corporate unallowable costs. Unallocated corporate expense also includes costs not considered part of management's evaluation of segment operating performance, such as amortization of purchased intangible assets and the additional depreciation expense related to the step-up in fair value of PP&E acquired through business combinations, as well as certain compensation and other costs.

During the second quarter of 2025, the $231 million pre-tax gain on the sale of our training services business and $19 million of unallowable state taxes and transaction costs associated with the divestiture were recorded in Unallocated corporate expense.

Disaggregation of Revenue

Sales by Customer Type	Year Ended December 31					
	2025		2024		2023	
$ in millions	**$**	**%[3]**	$	%[3]	$	%[3]
Aeronautics Systems						
U.S. government[1]	**$ 10,469**	**82 %**	$ 10,364	85 %	$ 9,379	85 %
International[2]	**2,325**	**18 %**	1,878	15 %	1,611	15 %
Other customers	**31**	**— %**	22	— %	35	— %
Intersegment sales	**167**		132		139	
Aeronautics Systems sales	**12,992**		12,396		11,164	
Defense Systems						
U.S. government[1]	**6,377**	**82 %**	6,056	84 %	5,699	81 %
International[2]	**1,337**	**17 %**	1,101	15 %	1,259	18 %
Other customers	**78**	**1 %**	71	1 %	76	1 %
Intersegment sales	**210**		171		151	
Defense Systems sales	**8,002**		7,399		7,185	
Mission Systems						
U.S. government[1]	**8,827**	**80 %**	8,322	81 %	7,999	81 %
International[2]	**2,125**	**19 %**	1,809	18 %	1,757	18 %
Other customers	**120**	**1 %**	91	1 %	85	1 %
Intersegment sales	**1,434**		1,177		1,054	
Mission Systems sales	**12,506**		11,399		10,895	
Space Systems						
U.S. government[1]	**9,510**	**93 %**	10,694	94 %	10,805	95 %
International[2]	**203**	**2 %**	212	2 %	278	2 %
Other customers	**552**	**5 %**	413	4 %	307	3 %
Intersegment sales	**506**		412		483	
Space Systems sales	**10,771**		11,731		11,873	
Total						
U.S. government[1]	**35,183**	**84 %**	35,436	87 %	33,882	86 %
International[2]	**5,990**	**14 %**	5,000	12 %	4,905	13 %
Other customers	**781**	**2 %**	597	1 %	503	1 %
Total Sales	**$ 41,954**		$ 41,033		$ 39,290	

[1] Sales to the U.S. government include sales from contracts for which we are the prime contractor, as well as those for which we are a subcontractor and the ultimate customer is the U.S. government. Each of the company's segments derives a substantial percentage of its revenue from the U.S. government.

[2] International sales include sales from contracts for which we are the prime contractor, as well as those for which we are a subcontractor and the ultimate customer is an international customer. These sales include foreign military sales contracted through the U.S. government.

[3] Percentages calculated based on external customer sales.

Sales by Contract Type	Year Ended December 31					
	2025		2024		2023	
$ in millions	**$**	**%[(1)]**	$	%[(1)]	$	%[(1)]
Aeronautics Systems						
Cost-type	**$ 5,843**	**46 %**	$ 5,500	45 %	$ 5,358	49 %
Fixed-price	**6,982**	**54 %**	6,764	55 %	5,667	51 %
Intersegment sales	**167**		132		139	
Aeronautics Systems sales	**12,992**		12,396		11,164	
Defense Systems						
Cost-type	**4,117**	**53 %**	3,875	54 %	3,868	55 %
Fixed-price	**3,675**	**47 %**	3,353	46 %	3,166	45 %
Intersegment sales	**210**		171		151	
Defense Systems sales	**8,002**		7,399		7,185	
Mission Systems						
Cost-type	**5,012**	**45 %**	4,589	45 %	4,116	42 %
Fixed-price	**6,060**	**55 %**	5,633	55 %	5,725	58 %
Intersegment sales	**1,434**		1,177		1,054	
Mission Systems sales	**12,506**		11,399		10,895	
Space Systems						
Cost-type	**5,972**	**58 %**	7,000	62 %	7,637	67 %
Fixed-price	**4,293**	**42 %**	4,319	38 %	3,753	33 %
Intersegment sales	**506**		412		483	
Space Systems sales	**10,771**		11,731		11,873	
Total						
Cost-type	**20,944**	**50 %**	20,964	51 %	20,979	53 %
Fixed-price	**21,010**	**50 %**	20,069	49 %	18,311	47 %
Total Sales	**$ 41,954**		$ 41,033		$ 39,290	

(1) Percentages calculated based on external customer sales.

Sales by Geographic Region[1]	Year Ended December 31					
	2025		2024		2023	
$ in millions	**$**	**%[3]**	$	%[3]	$	%[3]
Aeronautics Systems						
United States	**$ 10,500**	**82 %**	$ 10,386	85 %	$ 9,414	85 %
Asia/Pacific	**920**	**7 %**	744	6 %	712	7 %
Europe	**1,320**	**10 %**	1,097	9 %	863	8 %
Other geographic regions[2]	**85**	**1 %**	37	— %	36	— %
Intersegment sales	**167**		132		139	
Aeronautics Systems sales	**12,992**		12,396		11,164	
Defense Systems						
United States	**6,455**	**83 %**	6,127	85 %	5,775	82 %
Asia/Pacific	**374**	**5 %**	294	4 %	314	4 %
Europe	**756**	**10 %**	616	8 %	474	7 %
Other geographic regions[2]	**207**	**2 %**	191	3 %	471	7 %
Intersegment sales	**210**		171		151	
Defense Systems sales	**8,002**		7,399		7,185	
Mission Systems						
United States	**8,947**	**81 %**	8,413	82 %	8,084	82 %
Asia/Pacific	**550**	**5 %**	472	5 %	460	5 %
Europe	**1,121**	**10 %**	990	10 %	959	10 %
Other geographic regions[2]	**454**	**4 %**	347	3 %	338	3 %
Intersegment sales	**1,434**		1,177		1,054	
Mission Systems sales	**12,506**		11,399		10,895	
Space Systems						
United States	**10,062**	**98 %**	11,107	98 %	11,112	98 %
Asia/Pacific	**75**	**1 %**	42	1 %	82	1 %
Europe	**89**	**1 %**	134	1 %	159	1 %
Other geographic regions[2]	**39**	**— %**	36	— %	37	— %
Intersegment sales	**506**		412		483	
Space Systems sales	**10,771**		11,731		11,873	
Total						
United States	**35,964**	**86 %**	36,033	88 %	34,385	88 %
Asia/Pacific	**1,919**	**4 %**	1,552	4 %	1,568	4 %
Europe	**3,286**	**8 %**	2,837	7 %	2,455	6 %
Other geographic regions[2]	**785**	**2 %**	611	1 %	882	2 %
Total Sales	**$ 41,954**		$ 41,033		$ 39,290	

[1] Sales are attributed to countries based on the ultimate customer's location. No country other than the United States represents greater than 10% of total company sales.

[2] Other geographic regions are principally comprised of the Middle East.

[3] Percentages calculated based on external customer sales.

NORTHROP GRUMMAN CORPORATION

Segment Sales

The following table presents sales for each of our reportable segments and total intersegment eliminations:

$ in millions	Year Ended December 31		
	2025	2024	2023
Sales			
Aeronautics Systems	**$ 12,992**	$ 12,396	$ 11,164
Defense Systems	**8,002**	7,399	7,185
Mission Systems	**12,506**	11,399	10,895
Space Systems	**10,771**	11,731	11,873
Intersegment eliminations	**(2,317)**	(1,892)	(1,827)
Total sales	**$ 41,954**	$ 41,033	$ 39,290

Intersegment Sales and Operating Income

Sales between segments are recorded at values that include intercompany operating income for the performing segment based on that segment's estimated average operating margin rate for external sales. Such intercompany operating income is eliminated in consolidation, so that the company's total sales and total operating income reflect only those transactions with external customers. See Note 1 for additional information.

The following table presents intersegment sales and operating income:

$ in millions	Year Ended December 31					
	2025		2024		2023	
	Sales	**Operating Income**	Sales	Operating Income	Sales	Operating Income
Intersegment sales and operating income						
Aeronautics Systems	**$ 167**	**$ 15**	$ 132	$ 13	$ 139	$ 11
Defense Systems	**210**	**24**	171	22	151	17
Mission Systems	**1,434**	**224**	1,177	181	1,054	167
Space Systems	**506**	**54**	412	44	483	52
Total	**$ 2,317**	**$ 317**	$ 1,892	$ 260	$ 1,827	$ 247

Capital Expenditures and Depreciation and Amortization

The following table presents capital expenditures and depreciation and amortization for each of our reportable segments and for Corporate:

$ in millions	Year Ended December 31					
	2025	2024	2023	**2025**	2024	2023
	Capital Expenditures			Depreciation and Amortization		
Aeronautics Systems	**$ 477**	$ 600	$ 510	**$ 383**	$ 385	$ 390
Defense Systems	**110**	135	158	**176**	175	178
Mission Systems	**312**	314	288	**278**	255	246
Space Systems	**403**	652	745	**367**	362	370
Corporate[1]	**148**	66	74	**268**	193	154
Total	**$ 1,450**	$ 1,767	$ 1,775	**$ 1,472**	$ 1,370	$ 1,338

[1] Corporate amounts include the amortization of purchased intangible assets and the additional depreciation expense related to the step-up in fair value of PP&E acquired through business combinations as they are not considered part of management's evaluation of segment operating performance.

Assets

Our CODM does not use assets by segment to evaluate segment performance or allocate resources. Therefore, we do not disclose assets by segment.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

Our principal executive officer (Chair, Chief Executive Officer and President) and principal financial officer (Corporate Vice President and Chief Financial Officer) have evaluated the company's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Securities Exchange Act of 1934 (the Exchange Act)) as of December 31, 2025, and have concluded that these controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports that we file or submit is accumulated and communicated to management, including the principal executive officer and the principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the three months ended December 31, 2025, no changes occurred in our internal control over financial reporting that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Northrop Grumman Corporation (the company) prepared and is responsible for the consolidated financial statements and all related financial information contained in this Annual Report. This responsibility includes establishing and maintaining effective internal control over financial reporting. The company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

To comply with the requirements of Section 404 of the Sarbanes–Oxley Act of 2002, the company designed and implemented a structured and comprehensive assessment process to evaluate its internal control over financial reporting across the enterprise. The assessment of the effectiveness of the company's internal control over financial reporting is based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Management regularly monitors its internal control over financial reporting, and actions are taken to correct deficiencies as they are identified. Based on its assessment, management has concluded that the company's internal control over financial reporting was effective as of December 31, 2025.

Deloitte & Touche LLP issued an attestation report dated January 26, 2026, concerning the company's internal control over financial reporting, which is contained in this Annual Report. The company's consolidated financial statements as of and for the year ended December 31, 2025, have been audited by the independent registered public accounting firm of Deloitte & Touche LLP in accordance with the standards of the Public Company Accounting Oversight Board (United States).

/s/ Kathy J. Warden
    Chair, Chief Executive Officer and President

/s/ John T. Greene
    Corporate Vice President and Chief Financial Officer

    January 26, 2026

NORTHROP GRUMMAN CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Northrop Grumman Corporation
Falls Church, Virginia

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Northrop Grumman Corporation and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the criteria established in *Internal Control - Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025 of the Company and our report dated January 26, 2026 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP
   McLean, Virginia
   January 26, 2026

Item 9B. Other Information

CERTAIN TRADING AGREEMENTS

Consistent with Item 408 of Regulation S-K, the following table reflects Rule 10b5-1 trading arrangements and non-Rule 10b5-1 trading arrangements (as defined in Item 408) entered into by any director or officer (as defined in Rule 16a-1(f) of the Exchange Act) during the quarter ended December 31, 2025.

Name (Title)	Type of Trading Arrangement	Date of Adoption	Expiration Date of Trading Arrangement	Aggregate Number of Securities to Be Purchased or Sold
Roshan S. Roeder (Corporate Vice President and President, Mission Systems)	Rule 10b5-1 Trading Arrangement	October 30, 2025	December 31, 2026 or such earlier date upon the completion of all trades under the plan or the occurrence of such other termination events as specified in the plan.	Sale of 318 shares Sale of shares to be received upon payout of 2023 RSRs and RPSRs

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

NORTHROP GRUMMAN CORPORATION

PART III
Item 10. Directors, Executive Officers and Corporate Governance

DIRECTORS

Information about our Directors will be incorporated herein by reference to the Proxy Statement for the 2026 Annual Meeting of Shareholders, to be filed with the SEC within 120 days after the end of the company's fiscal year.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Our executive officers as of January 26, 2026, are listed below, along with their ages on that date, positions and offices held with the company, and principal occupations and employment, focused primarily on the past five years.

Name	Age	Office Held	Since	Recent Business Experience
Kathy J. Warden	54	Chair, Chief Executive Officer and President	2019	
John T. Greene	60	Corporate Vice President and Chief Financial Officer	2026	Executive Vice President and Chief Financial Officer, Discover Financial Services (2019-2025)
Benjamin R. Davies	48	Corporate Vice President and President, Defense Systems Sector	2024	Vice President and General Manager, Strategic Deterrent Systems Division, Space Systems Sector (2023-2024); Vice President and General Manager, Networked Information Solutions Division, Mission Systems Sector (2021-2023); Vice President and General Manager, B-2 Program, Aeronautics Systems Sector (2019-2021)
Robert J. Fleming	53	Corporate Vice President and President, Space Systems Sector	2023	Vice President and General Manager, Strategic Space Systems Division, Space Systems Sector (2021-2023); Vice President, Business Development and Strategy, Space Systems Sector (2020-2021)
Michael A. Hardesty	54	Corporate Vice President, Controller, and Chief Accounting Officer	2013	
Thomas H. Jones	59	Corporate Vice President and President, Aeronautics Systems Sector	2021	
Roshan S. Roeder	46	Corporate Vice President and President, Mission Systems Sector	2024	Corporate Vice President and President, Defense Systems Sector (2022-2024); Vice President and General Manager, Airborne Multifunction Sensors, Mission Systems Sector (2020-2022)
Kathryn G. Simpson	62	Corporate Vice President and General Counsel	2023	Vice President, Associate General Counsel, Mission Systems Sector (2021-2023); Vice President, Deputy General Counsel (2012-2021)

AUDIT AND RISK COMMITTEE

The information as to the Audit and Risk Committee and the Audit and Risk Committee Financial Expert will be incorporated herein by reference to the Proxy Statement for the 2026 Annual Meeting of Shareholders.

CODE OF ETHICS

We have adopted Standards of Business Conduct for our employees, including the principal executive officer, principal financial officer and principal accounting officer. The Standards of Business Conduct can be found on our website at www.northropgrumman.com under "Who We Are – Investors – Corporate Governance – Overview – Standards of Business Conduct." A copy of the Standards of Business Conduct is available to any stockholder who requests it by writing to: Northrop Grumman Corporation, c/o Office of the Secretary, 2980 Fairview Park Drive,

NORTHROP GRUMMAN CORPORATION

Falls Church, VA 22042. We disclose amendments to provisions of our Standards of Business Conduct by posting amendments on our website. Waivers of the provisions of our Standards of Business Conduct that apply to our directors and executive officers are disclosed in a Current Report on Form 8-K.

The website and information contained on it or incorporated in it are not intended to be incorporated in this Annual Report on Form 10-K or other filings with the SEC.

OTHER DISCLOSURES

Other disclosures required by this Item, including with respect to insider trading arrangements and policies, will be incorporated herein by reference to the Proxy Statement for the 2026 Annual Meeting of Shareholders.

Item 11. Executive Compensation

Information concerning Executive Compensation required by this Item 11, including information concerning Compensation Committee Interlocks and Insider Participation and the Compensation Committee Report, will be incorporated herein by reference to the Proxy Statement for the 2026 Annual Meeting of Shareholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information as to Securities Authorized for Issuance Under Equity Compensation Plans and Security Ownership of Certain Beneficial Owners and Management will be incorporated herein by reference to the Proxy Statement for the 2026 Annual Meeting of Shareholders.

For a description of securities authorized under our equity compensation plans, see Note 13 to the consolidated financial statements.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information as to Certain Relationships and Related Transactions and Director Independence will be incorporated herein by reference to the Proxy Statement for the 2026 Annual Meeting of Shareholders.

Item 14. Principal Accountant Fees and Services

The information as to Principal Accountant Fees and Services will be incorporated herein by reference to the Proxy Statement for the 2026 Annual Meeting of Shareholders.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) 1. Report of Independent Registered Public Accounting Firm (PCAOB ID No. 34)

Financial Statements

Consolidated Statements of Earnings and Comprehensive Income
Consolidated Statements of Financial Position
Consolidated Statements of Cash Flows
Consolidated Statements of Changes in Shareholders' Equity
Notes to Consolidated Financial Statements

2. Financial Statement Schedules

All schedules have been omitted because they are not applicable, not required, or the information has been otherwise supplied in the consolidated financial statements or notes to the consolidated financial statements.

3. Exhibits

2(a)	Agreement and Plan of Merger dated as of September 17, 2017, among Northrop Grumman Corporation, Neptune Merger, Inc. and Orbital ATK, Inc. (incorporated by reference to Exhibit 2.1 to Form 8-K filed September 18, 2017)
2(b)	Transaction Agreement dated as of April 28, 2014, among Alliant Techsystems Inc., Vista Spinco Inc., Vista Merger Sub Inc. and Orbital Sciences Corporation (incorporated by reference to Exhibit 2.1 to Alliant Techsystems Inc. (now known as Northrop Grumman Innovation Systems, Inc.) Form 8-K filed May 2, 2014)
3(a)	Restated Certificate of Incorporation of Northrop Grumman Corporation, dated May 15, 2024 (incorporated by reference to Exhibit 3.1 to Form 8-K filed May 16, 2024)
3(b)	Amended and Restated Bylaws of Northrop Grumman Corporation dated May 17, 2023 (incorporated by reference to Exhibit 3.2 to Form 8-K filed May 19, 2023)
4(a)	Indenture dated as of October 15, 1994, between Northrop Grumman Corporation (now Northrop Grumman Systems Corporation) and The Chase Manhattan Bank (National Association), Trustee (incorporated by reference to Exhibit 4.1 to Form 8-K filed October 25, 1994)
4(b)	First Supplemental Indenture dated as of March 30, 2011 by and among Northrop Grumman Systems Corporation, The Bank of New York Mellon (successor trustee to JPMorgan Chase Bank and The Chase Manhattan Bank, N.A.), Titan II, Inc. (formerly known as Northrop Grumman Corporation), and Titan Holdings II, L.P., to Indenture dated as of October 15, 1994, between Northrop Grumman Corporation (now Northrop Grumman Systems Corporation) and The Chase Manhattan Bank, N.A., Trustee (incorporated by reference to Exhibit 4.1 to Form 10-Q for the quarter ended March 31, 2011, filed April 27, 2011)
4(c)	Second Supplemental Indenture dated as of March 30, 2011 by and among Northrop Grumman Systems Corporation, The Bank of New York Mellon (successor trustee to JPMorgan Chase Bank and The Chase Manhattan Bank, N.A.), Titan Holdings II, L.P., and Northrop Grumman Corporation (formerly known as New P, Inc.), to Indenture dated as of October 15, 1994, between Northrop Grumman Corporation (now Northrop Grumman Systems Corporation) and The Chase Manhattan Bank, N.A., Trustee (incorporated by reference to Exhibit 4.2 to Form 10-Q for the quarter ended March 31, 2011, filed April 27, 2011)
4(d)	Form of Officers' Certificate (without exhibits) establishing the terms of Northrop Grumman Corporation's (now Northrop Grumman Systems Corporation's) 7.875% Debentures due 2026 (incorporated by reference to Exhibit 4.3 to Form S-4 Registration Statement No. 333-02653 filed April 19, 1996)
4(e)	Form of Northrop Grumman Corporation's (now Northrop Grumman Systems Corporation's) 7.875% Debentures due 2026 (incorporated by reference to Exhibit 4.6 to Form S-4 Registration Statement No. 333-02653 filed April 19, 1996)

4(f)	Form of Officers' Certificate establishing the terms of Northrop Grumman Corporation's (now Northrop Grumman Systems Corporation's) 7.75% Debentures due 2031 (incorporated by reference to Exhibit 10.9 to Form 8-K filed April 17, 2001)
4(g)	Senior Indenture dated as of December 15, 1991, between Litton Industries, Inc. (predecessor-in-interest to Northrop Grumman Systems Corporation) and The Bank of New York, as trustee, under which its 7.75% and 6.98% debentures due 2026 and 2036 were issued, and specimens of such debentures (incorporated by reference to Exhibit 4.1 to the Form 10-Q of Litton Industries, Inc. for the quarter ended April 30, 1996, filed June 11, 1996)
4(h)	Supplemental Indenture with respect to Senior Indenture dated December 15, 1991, dated as of April 3, 2001, among Litton Industries, Inc. (predecessor-in-interest to Northrop Grumman Systems Corporation), Northrop Grumman Corporation, Northrop Grumman Systems Corporation and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.7 to Form 10-Q for the quarter ended March 31, 2001, filed May 10, 2001)
4(i)	Supplemental Indenture with respect to Senior Indenture dated December 15, 1991, dated as of December 20, 2002, among Litton Industries, Inc. (predecessor-in-interest to Northrop Grumman Systems Corporation), Northrop Grumman Corporation, Northrop Grumman Systems Corporation and The Bank of New York, as trustee (incorporated by reference to Exhibit 4(t) to Form 10-K for the year ended December 31, 2002, filed March 24, 2003)
4(j)	Third Supplemental Indenture dated as of March 30, 2011 by and among Northrop Grumman Systems Corporation (successor-in-interest to Litton Industries, Inc.), The Bank of New York Mellon (formerly known as The Bank of New York), as trustee, Titan II, Inc. (formerly known as Northrop Grumman Corporation), and Titan Holdings II, L.P., to Senior Indenture dated December 15, 1991, between Litton Industries, Inc. and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.5 to Form 10-Q for the quarter ended March 31, 2011, filed April 27, 2011)
4(k)	Fourth Supplemental Indenture dated as of March 30, 2011 by and among Northrop Grumman Systems Corporation (successor-in-interest to Litton Industries, Inc.), The Bank of New York Mellon (formerly known as The Bank of New York) as trustee, Titan Holdings II, L.P., and Northrop Grumman Corporation (formerly known as New P, Inc.), to Senior Indenture dated December 15, 1991, between Litton Industries, Inc. and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.6 to Form 10-Q for the quarter ended March 31, 2011, filed April 27, 2011)
4(l)	Indenture between TRW Inc. (predecessor-in-interest to Northrop Grumman Systems Corporation) and Mellon Bank, N.A., as trustee, dated as of May 1, 1986 (incorporated by reference to Exhibit 2 to the Form 8-A Registration Statement of TRW Inc. dated July 3, 1986)
4(m)	First Supplemental Indenture between TRW Inc. (predecessor-in-interest to Northrop Grumman Systems Corporation) and Mellon Bank, N.A., as trustee, dated as of August 24, 1989 (incorporated by reference to Exhibit 4(b) to Form S-3 Registration Statement No. 33-30350 of TRW Inc.)
4(n)	Fifth Supplemental Indenture between TRW Inc. (predecessor-in-interest to Northrop Grumman Systems Corporation) and The Chase Manhattan Bank, as successor trustee, dated as of June 2, 1999 (incorporated by reference to Exhibit 4(f) to Form S-4 Registration Statement No. 333-83227 of TRW Inc. filed July 20, 1999)
4(o)	Ninth Supplemental Indenture dated as of December 31, 2009 among Northrop Grumman Space & Mission Systems Corp. (predecessor–in-interest to Northrop Grumman Systems Corporation); The Bank of New York Mellon, as successor trustee; Northrop Grumman Corporation; and Northrop Grumman Systems Corporation (incorporated by reference to Exhibit 4(p) to Form 10-K for the year ended December 31, 2009, filed February 9, 2010)

4(p)   Tenth Supplemental Indenture dated as of March 30, 2011, by and among Northrop Grumman Systems Corporation (successor-in-interest to Northrop Grumman Space & Mission Systems Corp. and TRW, Inc.), The Bank of New York Mellon, as successor trustee to JPMorgan Chase Bank and to Mellon Bank, N.A., Titan II Inc. (formerly known as Northrop Grumman Corporation), and Titan Holdings II, L.P., to Indenture between TRW Inc. and Mellon Bank, N.A., as trustee, dated as of May 1, 1986 (incorporated by reference to Exhibit 4.7 to Form 10-Q for the quarter ended March 31, 2011, filed April 27, 2011)

4(q)   Eleventh Supplemental Indenture dated as of March 30, 2011, by and among Northrop Grumman Systems Corporation (successor-in-interest to Northrop Grumman Space & Mission Systems Corp. and TRW Inc.), The Bank of New York Mellon, as successor trustee to JPMorgan Chase Bank and to Mellon Bank, N.A., Titan Holdings II, L.P., and Northrop Grumman Corporation (formerly known as New P, Inc.) to Indenture between TRW Inc. and Mellon Bank, N.A., as trustee, dated as of May 1, 1986 (incorporated by reference to Exhibit 4.8 to Form 10-Q for the quarter ended March 31, 2011, filed April 27, 2011)

4(r)   Twelfth Supplemental Indenture, dated as of August 25, 2021, to the Indenture dated as of May 1, 1986, by and among Northrop Grumman Systems Corporation, Northrop Grumman Corporation and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.1 to Form 8-K filed August 27, 2021)

4(s)   Thirteenth Supplemental Indenture, dated as of August 25, 2021, to the Indenture dated as of May 1, 1986, by and among Northrop Grumman Systems Corporation, Northrop Grumman Corporation and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.2 to Form 8-K filed August 27, 2021)

4(t)   Indenture dated as of November 21, 2001, between Northrop Grumman Corporation and JPMorgan Chase Bank, as trustee (incorporated by reference to Exhibit 4.1 to Form 8-K filed November 21, 2001)

4(u)   First Supplemental Indenture dated as of July 30, 2009, between Northrop Grumman Corporation and The Bank of New York Mellon, as successor trustee, to Indenture dated as of November 21, 2001 (incorporated by reference to Exhibit 4(a) to Form 8-K filed July 30, 2009)

4(v)   Second Supplemental Indenture dated as of November 8, 2010, between Northrop Grumman Corporation and The Bank of New York Mellon, as successor trustee, to Indenture dated as of November 21, 2001 (incorporated by reference to Exhibit 4(a) to Form 8-K filed November 8, 2010)

4(w)   Form of Northrop Grumman Corporation's 5.050% Senior Note due 2040 (incorporated by reference to Exhibit C to Exhibit 4(a) to Form 8-K filed November 8, 2010)

4(x)   Third Supplemental Indenture dated as of March 30, 2011, by and among Titan II, Inc. (formerly known as Northrop Grumman Corporation), The Bank of New York Mellon, as successor trustee to JPMorgan Chase Bank, and Titan Holdings II, L.P., to Indenture dated as of November 21, 2001 between Northrop Grumman Corporation and JPMorgan Chase Bank, as trustee (incorporated by reference to Exhibit 4.9 to Form 10-Q for the quarter ended March 31, 2011, filed April 27, 2011)

4(y)   Fourth Supplemental Indenture dated as of March 30, 2011, by and among Titan Holdings II, L.P., The Bank of New York Mellon, as successor trustee to JPMorgan Chase Bank, and Northrop Grumman Corporation (formerly known as New P, Inc.), to Indenture dated as of November 21, 2001 between Northrop Grumman Corporation and JPMorgan Chase Bank, as trustee (incorporated by reference to Exhibit 4.10 to Form 10-Q for the quarter ended March 31, 2011, filed April 27, 2011)

4(z)   Fifth Supplemental Indenture, dated as of May 31, 2013, between Northrop Grumman Corporation and The Bank of New York Mellon, as successor to JPMorgan Chase Bank, Trustee, to Indenture dated as of November 21, 2001 (incorporated by reference to Exhibit 4(a) to Form 8-K filed May 31, 2013)

4(aa)   Form of 4.750% Senior Note due 2043 (incorporated by reference to Exhibit C to Exhibit 4(a) to Form 8-K filed May 31, 2013)

4(bb)	Sixth Supplemental Indenture, dated as of February 6, 2015, between Northrop Grumman Corporation and The Bank of New York Mellon, as successor to JPMorgan Chase Bank, Trustee, to Indenture dated as of November 21, 2001 (incorporated by reference to Exhibit 4.1 to Form 8-K filed February 6, 2015)
4(cc)	Form of 3.850% Senior Note due 2045 (incorporated by reference to Exhibit A to Exhibit 4.1 to Form 8-K filed February 6, 2015)
4(dd)	Seventh Supplemental Indenture, dated as of December 1, 2016, between Northrop Grumman Corporation and The Bank of New York Mellon, as successor to JPMorgan Chase Bank, Trustee, to Indenture dated as of November 21, 2001 (incorporated by reference to Exhibit 4.1 to Form 8-K filed December 1, 2016)
4(ee)	Form of 3.200% Senior Note due 2027 (incorporated by reference to Exhibit A to Exhibit 4.1 to Form 8-K filed December 1, 2016)
4(ff)	Eighth Supplemental Indenture, dated as of October 13, 2017, between Northrop Grumman Corporation and The Bank of New York Mellon, as successor to JPMorgan Chase Bank, Trustee, to Indenture dated as of November 21, 2001 (incorporated by reference to Exhibit 4.1 to Form 8-K filed October 13, 2017)
4(gg)	Ninth Supplemental Indenture, dated as of March 23, 2020, between Northrop Grumman Corporation and The Bank of New York Mellon, as successor to JPMorgan Chase, Trustee, to Indenture dated as of November 21, 2001 (incorporated by reference to Exhibit 4.1 to Form 8-K filed March 24, 2020)
4(hh)	Form of 3.250% Senior Note due 2028 (incorporated by reference to Exhibit D to Exhibit 4.1 to Form 8-K filed October 13, 2017)
4(ii)	Form of 4.030% Senior Note due 2047 (incorporated by reference to Exhibit E to Exhibit 4.1 to Form 8-K filed October 13, 2017)
4(jj)	Form of 4.400% Senior Note due 2030 (incorporated by reference to Exhibit 4.1 to Form 8-K filed March 24, 2020)
4(kk)	Form of 5.150% Senior Note due 2040 (incorporated by reference to Exhibit 4.1 to Form 8-K filed March 24, 2020)
4(ll)	Form of 5.250% Senior Note due 2050 (incorporated by reference to Exhibit 4.1 to Form 8-K filed March 24, 2020)
4(mm)	Tenth Supplemental Indenture, dated as of September 2, 2021, between Northrop Grumman Corporation and The Bank of New York Mellon, as successor to JPMorgan Chase Bank, Trustee, to Indenture dated as of November 21, 2001 (incorporated by reference to Exhibit 4.1 to Form 8-K filed September 3, 2021)
4(nn)	Form of 7.875% Senior Note due 2026 (incorporated by reference to Exhibit A in Exhibit 4.1 to Form 8-K filed September 3, 2021)
4(oo)	Form of 7.750% Senior Note due 2026 (incorporated by reference to Exhibit B in Exhibit 4.1 to Form 8-K filed September 3, 2021)
4(pp)	Form of 6.650% Senior Note due 2028 (incorporated by reference to Exhibit C in Exhibit 4.1 to Form 8-K filed September 3, 2021)
4(qq)	Form of 7.750% Senior Note due 2029 (incorporated by reference to Exhibit D in Exhibit 4.1 to Form 8-K filed September 3, 2021)
4(rr)	Form of 7.750% Senior Note due 2031 (incorporated by reference to Exhibit E in Exhibit 4.1 to Form 8-K filed September 3, 2021)
4(ss)	Form of 6.980% Senior Note due 2036 (incorporated by reference to Exhibit F in Exhibit 4.1 to Form 8-K filed September 3, 2021)
4(tt)	Description of Securities (incorporated by reference to Exhibit 4(ll) to Form 10-K for the year ended December 31, 2019, filed January 30, 2020)

4(uu)	Eleventh Supplemental Indenture, dated as of February 8, 2023, between Northrop Grumman Corporation and The Bank of New York Mellon, as successor to JPMorgan Chase Bank, Trustee, to Indenture dated as of November 21, 2001 (incorporated by reference to Exhibit 4.1 to Form 8-K filed February 8, 2023)
4(vv)	Form of 4.700% Senior Note due 2033 (incorporated by reference to Exhibit A included in Exhibit 4.1 to Form 8-K filed February 8, 2023)
4(ww)	Form of 4.950% Senior Note due 2053 (incorporated by reference to Exhibit B included in Exhibit 4.1 to Form 8-K filed February 8, 2023)
4(xx)	Twelfth Supplemental Indenture, dated as of January 31, 2024, between Northrop Grumman Corporation and The Bank of New York Mellon, as successor to JPMorgan Chase Bank, Trustee, to Indenture dated as of November 21, 2001 (incorporated by reference to Exhibit 4.1 to Form 8-K filed January 31, 2024)
4(yy)	Form of 4.600% Senior Note due 2029 (incorporated by reference to Exhibit A included in Exhibit 4.1 to Form 8-K filed January 31, 2024)
4(zz)	Form of 4.900% Senior Note due 2034 (incorporated by reference to Exhibit B included in Exhibit 4.1 to Form 8-K filed January 31, 2024)
4(aaa)	Form of 5.200% Senior Note due 2054 (incorporated by reference to Exhibit C included in Exhibit 4.1 to Form 8-K filed January 31, 2024)
4(bbb)	Thirteenth Supplemental Indenture, dated as of May 29, 2025, between Northrop Grumman Corporation and The Bank of New York Mellon, as successor to JPMorgan Chase Bank, Trustee, to Indenture dated as of November 21, 2001 (incorporated by reference to Exhibit 4.1 to Form 8-K filed May 29, 2025)
4(ccc)	Form of 4.650% Senior Note due 2030 (incorporated by reference to Exhibit A included in Exhibit 4.2 to Form 8-K filed May 29, 2025)
4(ddd)	Form of 5.250% Senior Note due 2035 (incorporated by reference to Exhibit B included in Exhibit 4.3 to Form 8-K filed May 29, 2025)
10(a)	Credit Agreement, dated as of September 2, 2025, among Northrop Grumman Corporation, as Borrower; the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to Form 8-K filed September 2, 2025)
10(b)	Form of Guarantee dated as of April 3, 2001, by Northrop Grumman Corporation of the indenture indebtedness issued by Litton Industries, Inc. (predecessor-in-interest to Northrop Grumman Systems Corporation) (incorporated by reference to Exhibit 10.10 to Form 8-K filed April 17, 2001)
10(c)	Form of Guarantee dated as of April 3, 2001, by Northrop Grumman Corporation of Northrop Grumman Systems Corporation indenture indebtedness (incorporated by reference to Exhibit 10.11 to Form 8-K and filed April 17, 2001)
10(d)	Form of Guarantee dated as of March 27, 2003, by Northrop Grumman Corporation, as Guarantor, in favor of JP Morgan Chase Bank, as trustee, of certain debt securities issued by the former Northrop Grumman Space & Mission Systems Corp. (predecessor-in-interest to Northrop Grumman Systems Corporation) (incorporated by reference to Exhibit 4.2 to Form 10-Q for the quarter ended March 31, 2003, filed May 14, 2003)
	(i) First Amendment to Guarantee, dated as of August 25, 2021, to the Guarantee dated as of March 27, 2003, by and among Northrop Grumman Systems Corporation, Northrop Grumman Corporation and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 10.1 to Form 8-K filed August 27, 2021)

+10(e)   Northrop Grumman Corporation 1993 Stock Plan for Non-Employee Directors (as Amended and Restated January 1, 2010) (incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2009, filed July 23, 2009)

+10(f)   Amended and Restated 2011 Long-Term Incentive Stock Plan (as amended and restated effective as of May 20, 2015) (incorporated by reference to Appendix B to the Company's Proxy Statement on Schedule 14A for the 2015 Annual Meeting of Shareholders filed April 6, 2015)

(i)   Northrop Grumman Corporation Equity Grant Program for Non-Employee Directors under the Northrop Grumman 2011 Long-Term Incentive Stock Plan, Amended and Restated Effective as of January 1, 2016 (incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended September 30, 2015, filed October 28, 2015)

(ii)   2022 Restricted Stock Rights Grant Agreement Granted Under the 2011 Long-Term Incentive Stock Plan (incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended March 31, 2022, filed April 28, 2022)

(iii)   2022 Restricted Performance Stock Rights Grant Agreement Granted Under the 2011 Long-Term Incentive Stock Plan (incorporated by reference to Exhibit 10.3 to Form 10-Q for the quarter ended March 31, 2022, filed April 28, 2022)

(iv)   2023 Restricted Stock Rights Grant Agreement Granted Under the 2011 Long-Term Incentive Stock Plan (incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended March 31, 2023, filed April 26, 2023)

(v)   2023 Restricted Performance Stock Rights Grant Agreement Granted Under the 2011 Long-Term Incentive Stock Plan (incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended March 31, 2023, filed April 26, 2023)

(vi)   Special 2023 Restricted Stock Rights Grant Agreement Granted to Roshan Roeder Under the 2011 Long-Term Incentive Stock Plan (incorporated by reference to Exhibit 10(f)(viii) to Form 10-K for the year ended December 31, 2023, filed January 25, 2024)

(vii)   2024 Restricted Stock Rights Grant Agreement Granted Under the 2011 Long-Term Incentive Stock Plan (incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended March 31, 2024, filed April 25, 2024)

(viii) 2024 Restricted Performance Stock Rights Grant Agreement Granted Under the 2011 Long-Term Incentive Stock Plan (incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended March 31, 2024, filed April 25, 2024)

+10(g)   Northrop Grumman 2011 Long-Term Incentive Stock Plan (as Amended Through December 4, 2014) (incorporated by reference to Exhibit 10(h) to Form 10-K for the year ended December 31, 2014, filed February 2, 2015)

(i)   Summary of Non-Employee Director Award Terms Under the 2011 Long-Term Incentive Stock Plan effective December 21, 2011 (incorporated by reference to Exhibit 10(j)(ii) to Form 10-K for the year ended December 31, 2011, filed February 8, 2012)

(ii)   Northrop Grumman Corporation Equity Grant Program for Non-Employee Directors under the Northrop Grumman 2011 Long-Term Incentive Stock Plan, Amended and Restated Effective January 1, 2015 (incorporated by reference to Exhibit 10(h)(ii) to Form 10-K for the year ended December 31, 2014, filed February 2, 2015)

+10(h)   Northrop Grumman 2024 Long-Term Incentive Stock Plan (incorporated by reference to Exhibit 10.1 to Form 8-K filed May 16, 2024)

(i)   Northrop Grumman Corporation Equity Grant Program for Non-Employee Directors under the Northrop Grumman 2024 Long-Term Incentive Stock Plan, Amended and Restated effective May 15, 2024 (incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended June 30, 2024, filed July 25, 2024)

(ii)   2025 Restricted Stock Rights Grant Agreement Granted Under the 2024 Long-Term Incentive Stock Plan (incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended March 31, 2025, filed April 22, 2025)

(iii)   2025 Restricted Performance Stock Rights Grant Agreement Granted Under the 2024 Long-Term Incentive Stock Plan (incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended March 31, 2025, filed April 22, 2025)

+10(i)   Northrop Grumman Supplemental Plan 2 (Amended and Restated Effective as of January 1, 2014) (incorporated by reference to Exhibit 10(l) to Form 10-K for the year ended December 31, 2013, Filed February 3, 2014)

(i)   Appendix B to the Northrop Grumman Supplemental Plan 2: ERISA Supplemental Program 2 (Amended and Restated Effective as of January 1, 2014) (incorporated by reference to Exhibit 10(l)(i) to Form 10-K for the year ended December 31, 2013, filed February 3, 2014)

(ii)   Appendix I to the Northrop Grumman Supplemental Plan 2: Officers Supplemental Executive Retirement Program II (Amended and Restated January 1, 2014) (incorporated by reference to Exhibit 10(k)(iv) to Form 10-K for the year ended December 31, 2015, filed February 1, 2016)

(iii)   First Amendment to the Northrop Grumman Supplemental Plan 2, dated December 20, 2017 (Effective as of December 31, 2017) (incorporated by reference to Exhibit 10(j)(v) to Form 10-K for the year ended December 31, 2017, filed January 29, 2018)

+10(j)   Severance Plan for Elected and Appointed Officers of Northrop Grumman Corporation (Amended and Restated Effective February 18, 2025) (incorporated by reference to Exhibit 10.3 to Form 10-Q for the quarter ended March 31, 2025, filed April 22, 2025)

+10(k)   Non-Employee Director Compensation Term Sheet, effective May 15, 2024 (incorporated by reference to Exhibit 10.3 to Form 10-Q for the quarter ended June 30, 2025, filed July 25, 2024)

+10(l)   Non-Employee Director Compensation Term Sheet, effective May 21, 2025 (incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2025, filed July 22, 2025)

+10(m)   Form of Indemnification Agreement between Northrop Grumman Corporation and its directors and executive officers (incorporated by reference to Exhibit 10.3 to Form 10-Q for the quarter ended March 31, 2012, filed April 25, 2012)

+10(n)   Northrop Grumman 2006 Annual Incentive Plan and Incentive Compensation Plan, as amended and restated effective January 1, 2024 (incorporated by reference to Exhibit 10.3 to Form 10-Q for the quarter ended March 31, 2024, filed April 25, 2024)

+10(o)   Northrop Grumman Savings Excess Plan (Amended and Restated Effective as of July 1, 2023) (incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended June 30, 2023, filed July 26, 2023)

+10(p)   Northrop Grumman Officers Retirement Account Contribution Plan (Amended and Restated Effective as of January 1, 2019) (incorporated by reference to Exhibit 10(v) to Form 10-K for the year ended December 31, 2018, filed January 31, 2019)

+10(q)   Executive Basic Life Insurance and Accidental Death and Dismemberment Insurance Policy dated January 1, 2019 (incorporated by reference to Exhibit 10.4 to Form 10-Q for the quarter ended March 31, 2019, filed April 24, 2019)

+10(r)   Executive Long-Term Disability Insurance Policy dated January 1, 2019 (incorporated by reference to Exhibit 10.5 to Form 10-Q for the quarter ended March 31, 2019, filed April 24, 2019)

NORTHROP GRUMMAN CORPORATION

+10(s)	Executive Supplemental Individual Disability Insurance Plan dated June 10, 2022
+10(t)	Group Personal Excess Liability Policy effective as of January 1, 2025 (incorporated by reference to Exhibit 10.4 to Form 10-Q for the quarter ended March 31, 2025, filed April 22, 2025)
*+10(u)	Letter dated November 3, 2025 from Northrop Grumman Corporation to John Greene regarding compensation effective January 7, 2026
19	Insider Trading Policy and Procedure regarding Securities Trading for Designated Persons (incorporated by reference to Exhibit 19 to Form 10-K for the year ended December 31, 2024, filed January 30, 2025)
*21	Subsidiaries
*23	Consent of Independent Registered Public Accounting Firm
*24	Power of Attorney
*31.1	Certification of Kathy J. Warden pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
*31.2	Certification of John T. Greene pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
**32.1	Certification of Kathy J. Warden pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
**32.2	Certification of John T. Greene pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
*97	Northrop Grumman Policy Regarding the Recoupment of Certain Incentive Compensation Payments (updated effective December 9, 2025)
*101	Northrop Grumman Corporation Annual Report on Form 10-K for the fiscal year ended December 31, 2025, formatted as inline XBRL (Extensible Business Reporting Language); (i) the Cover Page, (ii) Cybersecurity (iii) the Consolidated Statements of Earnings and Comprehensive Income, (iii) Consolidated Statements of Financial Position, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Changes in Shareholders' Equity (vi) Notes to Consolidated Financial Statements, and (vii) Certain Trading Agreements. The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
*104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
+	Management contract or compensatory plan or arrangement
*	Filed with this Report
**	Furnished with this Report

Item 16. Form 10-K Summary

None.

NORTHROP GRUMMAN CORPORATION

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 26th day of January 2026.

NORTHROP GRUMMAN CORPORATION

By: **/s/ Michael A. Hardesty**

Michael A. Hardesty
Corporate Vice President, Controller and Chief
Accounting Officer
(Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed on behalf of the registrant this the 26th day of January 2026, by the following persons and in the capacities indicated.

Signature	Title
Kathy J. Warden*	Chair, Chief Executive Officer and President (Principal Executive Officer), and Director
John T. Greene*	Corporate Vice President and Chief Financial Officer (Principal Financial Officer)
Michael A. Hardesty	Corporate Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)
David P. Abney*	Director
Marianne C. Brown*	Director
Ann M. Fudge*	Director
Madeleine A. Kleiner*	Director
Arvind Krishna*	Director
Kimberly A. Ross*	Director
Gary Roughead*	Director
Thomas M. Schoewe*	Director
James S. Turley*	Director
Mark A. Welsh III*	Director
Mary A. Winston*	Director

*By: **/s/ Jennifer C. McGarey**

Jennifer C. McGarey
Corporate Vice President and Secretary
Attorney-in-Fact
pursuant to a power of attorney

Use of Non-GAAP Financial Measures

This Annual Report contains non-GAAP (accounting principles generally accepted in the United States of America) financial measures, as defined by Securities and Exchange Commission (SEC) Regulation G. While we believe investors and other users of our financial statements may find these non-GAAP financial measures useful in evaluating our financial performance and operational trends, they should be considered as supplemental in nature and therefore, should not be considered in isolation or as a substitute for financial information prepared in accordance with GAAP. Definitions and reconciliations for the non-GAAP financial measures contained in this Annual Report are provided below. Other companies may define these measures differently or may utilize different non-GAAP financial measures.

Free Cash Flow:

Net cash provided by or used in operating activities less capital expenditures. We use free cash flow as a key factor in our planning for, and consideration of, acquisitions, the payment of dividends and stock repurchases. This measure may be useful to investors and other users of our financial statements as a supplemental measure of our cash performance, but should not be considered in isolation, as a measure of residual cash flow available for discretionary purposes, or as an alternative to operating cash flows presented in accordance with GAAP. Free cash flow is reconciled below.

$ in millions	2025	2024	2023
Net cash provided by operating activities	$ 4,757	$ 4,388	$ 3,875
Capital expenditures	(1,450)	(1,767)	(1,775)
Free cash flow	$ 3,307	$ 2,621	$ 2,100

General Information

Northrop Grumman Corporation on the Internet

Information on Northrop Grumman and its sectors, including press releases, this Annual Report and other reports, can be found at **www.northropgrumman.com**

Annual Meeting of Shareholders

Wednesday, May 20, 2026
8 a.m. EDT
The 2026 Annual Meeting of Shareholders of Northrop Grumman Corporation will be held virtually on Wednesday, May 20, 2026 at 8 a.m. Eastern Daylight Time. Details are available in our Notice of 2026 Annual Meeting and Proxy Statement.

Independent Auditors

Deloitte & Touche LLP

Stock Listing

Northrop Grumman Corporation common stock is listed on the New York Stock Exchange (trading symbol NOC).

Transfer Agent, Registrar and Dividend Paying Agent

Computershare
P.O. Box 43006
Providence, RI 02940-3006
(877) 498-8861
www.computershare.com/investor

Dividend Reinvestment Plan

Registered owners of Northrop Grumman Corporation common stock are eligible to participate in the company's Dividend Reinvestment Plan. Under this plan, shares can be purchased with reinvested cash dividends and voluntary cash payments of up to a specified amount per calendar year.

For information on the company's Dividend Reinvestment Plan, contact our Transfer Agent and Registrar, Computershare.

Company Shareholder Services

Shareholders with questions regarding stock ownership should contact our Transfer Agent and Registrar, Computershare. Stock ownership inquiries may also be directed to Northrop Grumman's Shareholder Services via email at **sharesrv@ngc.com**.

Duplicate Mailings

Shareholders with more than one account or who share the same address with another shareholder may receive more than one Annual Report. To eliminate duplicate mailings or to consolidate accounts, contact Computershare. Separate dividend checks and proxy materials will continue to be sent for each account on our records, unless otherwise indicated.

Investor Relations

Securities analysts, institutional investors and portfolio managers should contact Northrop Grumman Investor Relations at **investors@ngc.com**.

Media Relations

Inquiries from the media should be directed to Northrop Grumman Corporate Communications at (410) 832-6792 or send an email to **newsbureau@ngc.com**.

Electronic Delivery of Future Shareholder Communications

If you would like to help conserve natural resources and reduce the costs incurred by Northrop Grumman Corporation in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and Annual Reports electronically via e-mail or the Internet. To sign up for electronic delivery, registered shareholders may log onto **www.computershare.com/investor**.







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